As filed with the Securities and Exchange Commission on June 26, 1996

                                                     Registration No. 333-5855
==============================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                -------------


                              AMENDMENT NO. 1 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                                -------------


                              STAGE STORES, INC.
            (Exact Name Of Registrant As Specified In Its Charter)

             Delaware               76-0407711                5311
(State or other jurisdiction of  (I.R.S. Employer  (Primary Standard Industrial
incorporation or organization)    Identification    Classification Code Number)
                                              No.)

       10201 Main Street, Houston, Texas 77025 Telephone: 713-667-5601
             (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)

                                -------------

                               MR. CARL TOOKER

                              STAGE STORES, INC.
                              10201 Main Street
                             Houston, Texas 77025
                           Telephone: 713-667-5601
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)
                                -------------
                                  Copies to:

   LANCE C. BALK, ESQ.                             MARK A. STEGEMOELLER, ESQ.
     Kirkland & Ellis                                   Latham & Watkins
Citicorp Center, 39th Floor                         Sears Tower, Suite 5800
   153 East 53rd Street                              233 South Wacker Drive
 New York, New York 10022                           Chicago, Illinois 60606
  Telephone: 212-446-4800                           Telephone: 312-876-7700
                                -------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [x]
                                -------------


   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
==============================================================================

                              STAGE STORES, INC.

        Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K
      Showing Location in Prospectus of Information Required by Items of
                             Part I of Form S-1.

                         Registration Statement
                        Item Number and Caption                           Caption or Location in Prospectus
                        ------------------------                          ---------------------------------
1.         Forepart of the Registration Statement and
           Outside Front Cover Page of Prospectus ..............  Outside Front Cover Page

2.         Inside Front and Outside Back Cover Pages of
           Prospectus ..........................................  Inside Front Cover Page; Outside Back Cover Page

3.         Summary Information, Risk Factors and Ratio of         Prospectus Summary; Risk Factors
           Earnings to Fixed Charges ...........................

4.         Use of Proceeds .....................................  Use of Proceeds

5.         Determination of Offering Price  ....................  Underwriting

6.         Dilution  ...........................................  Dilution

7.         Selling Security Holders  ...........................  Principal Stockholders; Overallotment Option

8.         Plan of Distribution  ...............................  Outside Front Cover Page; Underwriting

9.         Description of Securities to Be Registered  .........  Description of Capital Stock

10.        Interests of Named Experts and Counsel ..............  Legal Matters; Experts

11.        Information with Respect to the Registrant ..........  Outside Front Cover Page; Prospectus Summary; The
                                                                  Reorganization; Risk Factors; Use of Proceeds;
                                                                  Dividend Policy; Capitalization; Selected
                                                                  Consolidated Financial Data; Management's
                                                                  Discussion and Analysis of Financial Condition and
                                                                  Results of Operations; Business; Management;
                                                                  Description of Capital Stock; Principal
                                                                  Stockholders; Overallotment Option; Certain
                                                                  Relationships and Related Transactions; Index to
                                                                  Financial Statements

12.        Disclosure of Commission Position on
           Indemnification for Securities Act Liabilities ......  Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED JUNE 26, 1996



PROSPECTUS
    , 1996

                                         Shares
                              STAGE STORES, INC.
[Logo]
                                 Common Stock

   All of the shares of Common Stock (the "Common Stock") offered hereby are being offered (the "Offering") by Stage Stores, Inc. ("Stage Stores" or the "Company").

   Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $ and $ per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

   Application has been made for inclusion of the Common Stock in the Nasdaq Stock Market's National Market under the symbol "STGE".


   See "Risk Factors," beginning on page 12, for a discussion of certain factors which should be carefully considered by prospective purchasers of the Common Stock offered hereby.


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION NOR  HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------
                                        Underwriting
                     Price to           Discounts and        Proceeds to the
                    the Public         Commissions (1)         Company (2)
- ------------------------------------------------------------------------------
Per Share .......            $                     $                    $
Total (3) .......   $                     $                     $
- ------------------------------------------------------------------------------

(1)The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)Before deducting expenses payable by the Company estimated at $      .

(3)The Underwriters have been granted a 30-day option by certain of the
   Company's stockholders to purchase up to           additional shares of
   Common Stock solely to cover overallotments, if any. If the Underwriters exercise this option in full, the Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and the proceeds to
   such stockholders will total $       , $       , $        and $       ,
   respectively. See "Principal Stockholders," "Overallotment Option" and "Underwriting."

   The shares of Common Stock are being offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by them, subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about , 1996.

Donaldson, Lufkin & Jenrette
   Securities Corporation

                           Bear, Stearns & Co. Inc.
                                                               CS First Boston

                              [Pictures to come]

   IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


   DURING THE OFFERINGS, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. References in this Prospectus to the Company shall, as the context requires, refer to Stage Stores, Inc. ("Stage Stores"), which was previously known as Apparel Retailers, Inc., together with its wholly-owned subsidiaries, including Specialty Retailers, Inc. The terms "fiscal year" and "fiscal" refer to the Company's fiscal year which is the 52 or 53 week period ending on the Saturday closest to January 31 of the following calendar year (e.g., a reference to "1995" is a reference to the fiscal year ended February 3, 1996). The term pro forma refers to the basis described under "Unaudited Pro Forma Combined Financial Data." In addition, unless the context otherwise requires, the information contained herein assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

                                 The Company

   The Company operates the store of choice for well known, national brand name family apparel in over 200 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a broad range of merchandise with a high level of customer service in convenient locations.


   The Company currently operates 301 stores through its "Stage", "Bealls" and "Palais Royal" trade names in 16 states throughout the central United States. Approximately 76% of these stores are located in small markets and communities with as few as 4,000 people. The Company's store format (averaging approximately 18,000 total selling square feet) and merchandising capabilities enable the Company to operate profitably in these small markets. The remainder of the Company's stores operate in metropolitan areas, primarily in suburban Houston. For the twelve months ended February 3, 1996, the Company would have had pro forma sales and income before extraordinary item of $742.4 million and $20.7 million, respectively.


   Stage Stores' merchandise offerings include a carefully edited but broad selection of branded, moderately priced, fashion apparel, accessories, fragrances and cosmetics and footwear for women, men and children. Over 85% of 1995 sales consisted of branded merchandise, including nationally recognized brands such as Levi Strauss, Liz Claiborne, Chaps/Ralph Lauren, Calvin Klein, Guess, Hanes, Nike, Reebok and Haggar Apparel.

   In recent years, the Company has undertaken several initiatives to realize the full potential of its unique franchise in small markets, including (i) recruiting a new senior management team, (ii) embarking on a store expansion program to capitalize on available opportunities in new markets through new store openings and strategic acquisitions, (iii) continuing to refine the Company's retailing concept and (iv) closing unprofitable stores. As a result of these initiatives, the lower operating costs of small market stores, the benefits of economies of scale, and its highly automated facilities and sophisticated information systems, the Company has among the highest operating income margins in the apparel retailing industry.

Competitively Well Positioned


   As a result of its small market focus, Stage Stores generally faces less competition for brand name apparel because consumers in small markets generally have only been able to shop for branded merchandise in distant regional malls. In those small markets where the Company does compete for brand name apparel sales, such competition generally comes from local retailers, small regional chains and, to a lesser extent, national department stores. The Company believes it has a competitive advantage over local retailers and smaller regional chains due to its (i) economies of scale, (ii) strong vendor relationships, (iii) proprietary credit card, and (iv) sophisticated operating systems. The Company believes it has a competitive advantage in small markets over national department stores due to its (i) experience with smaller markets, (ii) ability to effectively manage merchandise assortments in a small store format, and (iii) established operating systems designed for efficient management within small markets. In addition, due to minimal merchandise overlap, Stage Stores generally does not directly compete for branded apparel sales with national discounters such as Wal-Mart.

Key Strengths

   The following factors serve as the Company's key strengths and distinguishing characteristics:

   Ability to Operate Profitably in Smaller Markets. In targeting small markets, the Company has developed a store format, generally ranging in size from 12,000 to 30,000 square feet, which is smaller than typical department stores yet large enough to offer a well edited, but broad selection of merchandise. This format, together with economies of scale in buying and merchandising, information systems, distribution and advertising, has enabled the Company to operate profitably in small markets. In 1995, the Company's small market stores open for at least one year generated a store contribution (operating profit before allocation of corporate overhead) as a percentage of sales of 18%, as compared to 12% for its larger market stores.


   Benefits of Strong Vendor Relationships. The Company's large store base offers major vendors a unique vehicle for accessing multiple small markets in a cost effective manner. The proliferation of media combined with the significant marketing efforts of these vendors has created significant demand for branded merchandise. However, the financial and other limitations of many local retailers have left vendors of large national brands with limited access to such markets. Further, these vendors, in order to preserve brand image, generally do not sell to national discounters. As a result, the Company is able to carry branded merchandise frequently not carried by local competitors. Additionally, the Company continuously seeks to expand its vendor base and has recently added nationally recognized brand names such as Polo, Dockers for Women, and Oshkosh, and fragrances by Elizabeth Arden, Liz Claiborne and Perry Ellis. In addition, the Company has successfully increased the participation by key vendors in joint marketing programs to a level that the Company believes exceeds the standard programs provided to its smaller, regional competitors.



   Effective Merchandising Strategy. The Company's merchandising strategy is based on an in depth understanding of its customers and is designed to accommodate the particular demographic profile of each store. Store layouts and visual merchandising displays are designed to create a friendly, modern, department store environment, which is frequently not found in small markets. The Company's strategy focuses on moderately priced merchandise categories of women's, men's and children's apparel, accessories, fragrances, cosmetics and footwear, which have traditionally experienced attractive margins. The Company utilizes a sophisticated merchandise allocation and transfer system which is designed to maximize in-stock positions, increase sales and reduce markdowns. The Company believes that the combination of the size and experience of its buyer group, strong vendor relationships, effective merchandising systems and participation in the Associated Merchandising Corporation ("AMC") cooperative buying service enable it to compete effectively on both price and selection in its markets.


   Focused Marketing Strategy. The Company's primary target customers are women between the ages of 20 and 55 with household incomes over $25,000 who are the primary decision makers for family clothing purchases. The Company uses a multi-media advertising approach to position its stores as the local destination for fashionable, brand name merchandise. In addition, the Company heavily promotes its proprietary credit card in order to create customer loyalty and to effectively identify its core customers. The Company believes it has a high level of customer awareness due to the small size of its markets, its aggressive advertising strategy and well developed corporate programs designed to encourage a high level of customer interaction and employee participation in local community activities.


   Benefits of Proprietary Credit Card Program. The Company aggressively promotes its proprietary credit card and, as a result, the Company believes it experiences a higher percentage of proprietary credit card sales (55.6% of net sales in 1995) than most retailers. The Company considers its credit card program to be a critical component of its retailing concept because it (i) enhances customer loyalty by providing a service that few local and regional competitors or discounters offer, (ii) allows the Company to identify and regularly contact its best customers, and (iii) creates a comprehensive database that enables the Company to implement detailed, segmented marketing and merchandising strategies for each store.


   Emphasis on Customer Service. A primary corporate objective is to provide excellent customer service through stores staffed with highly trained and motivated sales associates. Each sales associate is evaluated based upon the attainment of specific customer service standards such as offering prompt assistance, suggesting complementary items, sending thank-you notes to charge customers and establishing consistent contact with customers in order to create the associate's own customer base. The Company continuously monitors the quality of its service by making over 3,000 calls each month to credit card customers who have recently made a purchase. The results of these surveys are used to determine a portion of each store manager's bonus. The Company further extends its service philosophy to the design of the store, including installing call buttons in its fitting rooms and, in its small market stores, locating the store manager on the selling floor to increase accessibility to customers.


   Sophisticated Operating and Information Systems. The Company supports its retail concept with highly automated, sophisticated and integrated systems in areas such as merchandising, distribution, sales promotions, credit, personnel management, store design and accounting. These systems have enabled the Company to effectively manage its inventory, improve sales productivity and reduce costs, and have contributed to its relatively high operating income margins.

Growth Strategy


   In order to fully realize the potential of its unique market position and proven ability to operate profitably in small markets, the Company has initiated an aggressive growth strategy to capitalize on available opportunities in new markets through new store openings and strategic acquisitions. The Company opened 23 new stores and 45 acquired stores in 1995, has opened 11 new stores and acquired 34 stores to date in 1996, and expects to open approximately 24 additional new stores during the remainder of 1996. The Company's goal is to open approximately 55 new stores in 1997.


   The following are the primary elements of the Company's strategy for profitable growth:

   New Store Openings in Smaller Markets. As part of its ongoing expansion program, the Company has identified over 600 additional markets in the central United States and contiguous states which meet its demographic and competitive criteria. All of these target markets are smaller communities, where the Company has historically experienced its highest profit margins.


   Strategic Acquisitions. The Company believes that it can benefit from strategic acquisitions by (i) applying its buying and merchandising capabilities, sales promotion techniques and customer service methods, (ii) introducing its proven management systems, and (iii) consolidating overhead functions. This strategy has been successfully demonstrated by the Company's acquisition of 45 stores from Beall-Ladymon, Inc. ("Beall-Ladymon") in 1994 and the subsequent reopening of the stores in the first quarter of 1995 under the Stage name. In 1993, the year prior to their acquisition, the Beall-Ladymon stores generated sales of approximately $53.4 million, whereas the newly opened Stage stores in the same locations generated sales for the twelve months ended May 4, 1996 of $93.1 million, an increase of 74%. Over the same periods, store contribution more than doubled.



   In June 1996, the Company acquired Uhlmans Inc. ("Uhlmans"), a privately held retailer with 34 locations in Ohio, Indiana and Michigan, where the Company previously had no stores (the "Uhlmans Acquisition"). These stores are of similar size and merchandise content to the Company's existing stores and are compatible with the Company's retailing concept and growth strategy. The Company believes significant opportunities are available to improve Uhlmans' financial results through the expansion of certain merchandise categories, the Company's lower merchandising costs, increased proprietary credit card-based sales, the implementation of the Company's operating systems and the elimination of duplicative central and administrative overhead.


   Expansion to Micromarkets. The Company recently began targeting its small market retailing concept towards communities with populations from 4,000 to 12,000 ("micromarkets"). These efforts are designed to capitalize on the Company's favorable operating experience in markets of this size. Stage Stores believes that micromarkets may offer a significant avenue for potential growth, because the Company is able to apply its existing successful store model in those micromarkets due to its ability to scale its store concept to the appropriate size (less than 12,000 gross square feet), the generally lower levels of competition and low labor and occupancy costs. The Company has identified 1,200 potential micromarkets in the central United States and contiguous states which meet these criteria.

                                  The Offering

Offering ....................................              shares

Common stock to be outstanding after the
  Offering (1)  .............................              shares

Use of Proceeds .............................   The net proceeds to be
                                                received by the Company from
                                                the Offering are estimated to
                                                be approximately $ million and
                                                will be used to purchase for
                                                cash up to all of the
                                                Company's outstanding 12-3/4%
                                                Senior Discount Debentures due
                                                2005 (the "Senior Discount
                                                Debentures") in a tender offer
                                                (the "Tender Offer") and to
                                                pay a consent fee for
                                                elimination or amendment of
                                                certain covenants in the
                                                Senior Discount Debentures, to
                                                pay consent fees for
                                                amendments to certain
                                                covenants in the indebtedness
                                                of SRI, and to make a payment
                                                of a $2.0 million fee to
                                                terminate the Professional
                                                Services Agreement (as
                                                defined). Any remaining
                                                proceeds will be used for
                                                general corporate purposes.
                                                See "Use of Proceeds" and
                                                "Certain Relationships and
                                                Related Transactions."

Proposed Nasdaq National Market Symbol ......  "STGE"

- -------------

(1) Includes 1,468,750 shares issuable upon the conversion of non-voting Class B Common Stock, $0.01 par value per share (the "Class B Common Stock"), which are convertible into Common Stock on a share-for-share basis, subject to certain restrictions. See "Description of Capital Stock." Excludes 1,448,237 shares that may be issued upon the exercise of options granted pursuant to the 1993 Stock Option Plan (as defined). See "Management--1993 Stock Option Plan."


   Prospective purchasers of the Common Stock offered hereby should carefully consider the "Risk Factors" immediately following this Prospectus Summary.

   The executive offices of the Company are located at 10201 Main Street, Houston, Texas 77025. The Company's telephone number is (713) 667-5601.

                     Summary Consolidated Historical and
                Pro Forma Combined Financial and Operating Data


   The following table sets forth summary consolidated historical and pro forma combined financial and operating data of the Company for the periods indicated. The Company's summary consolidated historical financial data were derived from the Company's Consolidated Financial Statements. The summary pro forma combined financial data were derived from the Unaudited Pro Forma Combined Financial Data of the Company and give effect to the Uhlmans Acquisition, including the issuance of the SRPC Notes (as defined), and the Offering. The information in the table should be read in conjunction with "Selected Consolidated Historical Financial and Operating Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Combined Financial Data", the Company's Consolidated Financial Statements and the Financial Statements of Uhlmans, included elsewhere in this Prospectus.


                                                             Fiscal Year                                 Three Months Ended
                                    -------------------------------------------------------------   -----------------------------
                                                                                                                           Pro
                                                                                             Pro                          Forma
                                                                                            Forma   April 29,   May 4,    May 4,
                                      1991       1992      1993(1)    1994     1995(2)     1995(2)    1995       1996      1996
                                    --------   --------   --------  --------  --------    --------  --------   --------  --------
                                                             (dollars in thousands, except per share and store data)
Statement of operations data:
Net sales ......................... $447,142   $504,401   $557,422  $581,463  $682,624    $742,373  $142,353   $163,177  $175,324
Gross profit ......................  135,569    154,265    172,579   182,804   214,277     229,498    46,283     52,081    54,775
Selling, general and
  administrative expenses .........  116,403    129,193    135,011   134,715   159,625     168,936    33,816     38,878    40,890
Service charge income (3) .........   22,840     29,670     20,003     8,515    10,523      11,374     2,683      2,913     3,117
Store opening and closure costs ...      255        120        199     5,647     3,689       3,689       315         71        71
Operating income (4) ..............   41,751     54,622     57,372    50,957    61,486      68,247    14,835     16,045    16,931
Net interest expense ..............   33,407     31,771     36,377    40,010    43,989      34,713    10,564     11,588     9,004
Income before extraordinary item ..    3,961     12,235     13,426     6,630    10,730      20,673     2,438      2,652     4,803
Pro forma earnings per common
  share ...........................       --         --         --        --        --          --        --

Margin and other data:
Gross profit margin ...............     30.3%      30.6%      31.0%     31.4%     31.4%       30.9%     32.5%      31.9%     31.2%
Selling, general and
  administrative expense rate .....     26.0%      25.6%      24.2%     23.2%     23.4%       22.8%     23.8%      23.8%     23.3%
Operating income margin (4) .......      9.3%      10.8%      10.3%      8.8%      9.0%        9.2%     10.4%       9.8%      9.7%
Adjusted operating income margin ..      8.1%       8.7%       8.4%      9.2%      9.4%        9.4%      9.7%       8.6%      8.4%
Adjusted operating income (5) ..... $ 36,064   $ 43,680   $ 46,828  $ 53,677  $ 63,996    $ 70,036  $ 13,797   $ 14,033  $ 14,765
Depreciation and amortization .....   10,049      9,065      9,259     9,997    12,816      13,712     2,700      3,149     3,371
Capital expenditures ..............    4,768      7,631      8,503    19,706    28,638          --    12,495      6,449        --

Store data: (6)
Comparable store sales growth:
 Bealls/Stage (7) .................      4.1%       5.1%       7.2%      4.8%      3.3%         --       4.1%       7.4%       --
 Palais Royal .....................     (2.8)%     (9.8)%      0.8%      1.7%      1.4%         --      (3.3)%      7.7%       --
 Total Company (8) ................      2.9%       1.8%       6.3%      4.1%      1.0%(9)      --      (0.6)%      7.4%       --
Net sales per selling square foot:
 Bealls/Stage (7)  ................ $    113   $    118   $    129  $    138  $    142          --        --         --        --
 Palais Royal .....................      228        191        200       205       203          --        --         --        --
 Total Company (8) ................      138        138        149       157       157          --        --         --        --
Total selling square footage (10) .    3,354      3,418      3,472     3,516     4,581          --     4,317      4,753        --
Number of stores open at end of
  period (11) .....................      159        175        180       188       256         290       239        267       301

Balance sheet data (at end of period):
Working capital ............................................................................................   $171,666  $207,581
Total assets ...............................................................................................    406,612   446,794
Total long-term debt  ......................................................................................    383,667   300,316
Stockholders' (deficit) equity .............................................................................    (69,638)   51,172

                 Notes to Summary Consolidated Historical and
                Pro Forma Combined Financial and Operating Data



(1) During 1993, Stage Stores was formed and concurrently became the direct parent of Specialty Retailers, Inc. ("SRI") when the existing stockholders of SRI exchanged all of their common stock for common stock of Stage Stores. Concurrent with the formation of Stage Stores, the Company completed the refinancing of its existing debt and preferred stock (the "Refinancing"). As a result of the Refinancing, the Company recorded an after-tax extraordinary charge of $16.2 million.


(2) 1995 includes 53 weeks.


(3) Service charge income for 1993, 1994 and 1995 decreased as compared to levels achieved during 1991 and 1992 due to the sale of accounts receivable to the SRI Receivables Master Trust (the "Trust") established as part of the Refinancing in which the Company adopted an accounts receivable securitization program (the "Accounts Receivable Program"). Without giving effect to the Accounts Receivable Program, service charge income for 1993, 1994 and 1995 would have been $32.5 million, $35.2 million and $41.3 million, respectively. For a complete summary of the impact of the Company's proprietary credit card program and the Accounts Receivable Program, see Note 2 to the Company's Consolidated Financial Statements, Note 5 below and "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Accounts Receivable Program."


(4) Operating income and operating income margin decreased during 1994 compared to 1993 due primarily to the impact of the adoption of the Accounts Receivable Program (See Note 2 to the Company's Consolidated Financial Statements and Note 5 below) combined with a $5.2 million provision associated with the closure of a majority of the stores operated under the Fashion Bar name (the "Store Closure Plan") (substantially all of which were underperforming). See Note 4 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations".


(5) Adjusted operating income represents operating income adjusted to eliminate store opening and closure costs, and the positive impact on operating income of the Company's proprietary credit card program (including the Accounts Receivable Program).


                                                           Fiscal Year                                Three Months Ended
                                    ---------------------------------------------------------  --------------------------------
                                                                                        Pro
                                                                                       Forma   April 29,   May 4,    Pro Forma
                                      1991      1992      1993      1994      1995      1995      1995      1996    May 4, 1996
                                    -------   -------   -------   -------   -------   -------   -------   -------   -----------
                                                                        (in thousands)
Operating income ................   $41,751   $54,622   $57,372   $50,957   $61,486   $68,247   $14,835   $16,045     $16,931
Plus: Store opening and closure
  costs .........................       255       120       199     5,647     3,689     3,689       315        71          71
Less: Positive impact of
  proprietary credit card program
  on operating income ...........     5,942    11,062    10,743     2,927     1,179     1,900     1,353     2,083       2,237
                                    -------   -------   -------   -------   -------   -------   -------   -------     -------
Adjusted operating income .......   $36,064   $43,680   $46,828   $53,677   $63,996   $70,036   $13,797   $14,033     $14,765
                                    =======   =======   =======   =======   =======   =======   =======   =======     =======


    The impact of the Company's proprietary credit card program (including the Accounts Receivable Program) on operating income is calculated as: (i) the reported service charge income less (ii) the servicing and bad debt costs reflected in the Company's selling, general and administrative expenses less (iii) the gain (or plus the loss) associated with the sale of receivables to the Trust. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Accounts Receivable Program" and Note 7 to Selected Consolidated Historical Financial and Operating Data.


    Although adjusted operating income and adjusted operating income margin do not represent operating income or any other measure of financial performance under generally accepted accounting principles, the Company believes they are helpful in understanding the profitability of the Company's retailing operations prior to the impact of its credit card program, the Accounts Receivable Program and store opening and closure costs.


(6) Store data exclude Bealls stores scheduled to be closed under the Bealls 1988 store closure program, except as otherwise noted in Note 11 below, and also exclude the Fashion Bar stores included in the Store Closure Plan. Comparable store sales growth and net sales per selling square foot for 1995 have been determined based on a comparable fifty-two week period. Sales are considered comparable after a store has been in operation fourteen months. Net sales per selling square foot are calculated for stores open the entire year.

(7) Excludes for all the periods presented the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994. Comparable stores sales growth and net sales per selling square foot for Bealls/Stage including these stores were:

                                                                                     Three Months Ended
                                                     Fiscal Year                     ------------------
                                      --------------------------------------------    April 29,  May 4,
Bealls/Stage                          1991      1992      1993      1994      1995       1995     1996
                                      ----      ----      ----      ----      ----   ----------  ------
Comparable store sales growth .......  5.4%      6.7%      7.7%      4.6%      0.2%      0.4%     7.2%
Net sales per selling square foot ... $119      $125      $137      $146      $145        --       --


 (8) Total Company comparable store sales growth and net sales per selling square foot including the stores which were part of the Store Closure Plan were as follows:


                                                                                     Three Months Ended
                                                     Fiscal Year                     ------------------
                                      --------------------------------------------    April 29,  May 4,
Total Company                         1991      1992      1993      1994      1995       1995     1996
                                      ----      ----      ----      ----      ----   ----------  ------
Comparable store sales growth .......  2.9%      1.8%      5.4%      3.2%      0.5%     (0.7)%    6.5%
Net sales per selling square foot ... $138      $138      $143      $151      $150        --       --


 (9) Excluding the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994, total Company comparable store sales growth for 1995 would have been 3.3%.


(10) Excludes data related to the stores which were included in the Store Closure Plan. Data is in thousands and is as of the end of the period.


(11) Number of stores open at the end of each period presented also exclude stores in the Store Closure Plan. Stores open at the end of 1992 and 1993 included one and six stores, respectively, which were previously excluded under the Bealls 1988 store closure program. Such stores are only included in the Company's results of operations subsequent to their removal from the Bealls 1988 store closure program. Both the Store Closure Plan and the Bealls 1988 store closure program were substantially completed before the end of 1995.

                                 RISK FACTORS

   In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before making an investment in the Common Stock offered hereby.

Leverage and Restrictive Covenants

   Although the Company will use the proceeds from the Offering to reduce certain high-cost debt, the Company will remain significantly leveraged following the Offering. As of May 4, 1996, on a pro forma basis, the Company's total consolidated indebtedness would have been $300.6 million and total stockholders' equity would have been $51.2 million. See "Capitalization."

   Although the Offering is designed to improve the Company's long-term financial and operating flexibility, due to the level of the Company's remaining indebtedness after giving effect to the Offering, any material adverse development affecting the business of the Company could significantly limit its ability to withstand competitive pressures and adverse economic conditions, to take advantage of expansion opportunities or other significant business opportunities that may arise, or to meet its obligations as they become due. The Company's debt that remains outstanding following the Offering will continue to impose operating and financial restrictions on the Company and certain of its subsidiaries. Such restrictions limit, among other matters, the Company's ability to incur additional indebtedness, to make dividend payments and to make capital expenditures. See Note 5 to the Company's Consolidated Financial Statements and "Description of Certain Indebtedness." The Company will begin to incur significant scheduled principal repayment obligations on its indebtedness beginning in 1999, and expects that it will be necessary to refinance this indebtedness upon the respective maturity of such debt through additional debt issuances or through additional equity financing. No assurance can be given that the Company will be able to obtain such financing, or that such financing will be available on favorable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Future Growth and Recent Acquisitions; Liquidity


   Key components of the Company's growth strategy are to (i) continue to identify and acquire new store locations where the Company believes it can operate profitably and (ii) identify and negotiate strategic acquisitions. Such expansions and acquisitions could be material in size and cost. The Company's ability to achieve its expansion plans is dependent upon many factors, including the availability and permissibility under restrictive covenants of financing, general and market specific economic conditions, the identification of suitable markets, the availability and leasing of suitable sites on acceptable terms, the hiring, training and retention of qualified management and other store personnel and the integration of new stores into the Company's information systems and operations. As a result, there can be no assurance that the Company will be able to achieve its targets for opening new stores (including acquisitions) or that such new stores will operate profitably when opened or acquired. The Company recently completed the acquisition of Uhlmans; however, there can be no assurance that the Company will be able to successfully integrate the stores acquired or that they will operate profitably or as profitably as previously acquired stores. If the Company is unable to successfully locate or integrate new and acquired stores or operate them profitably, the Company's business and financial condition could be materially adversely affected.


   The Company's growth strategy may significantly expand the Company's working capital requirements, and the Company's ability to meet those working capital requirements may be adversely affected by the Company's level of indebtedness and the restrictive covenants contained therein, especially in periods of economic downturn.

Economic and Market Conditions; Seasonality

   Substantially all of the Company's operations are located in the central United States. In addition, many of the Company's stores are situated in small towns and rural environments that are substantially dependent upon the local economy. The retail apparel business is dependent upon the level of consumer spending, which may be adversely affected by an economic downturn or a decline in consumer confidence. An economic downturn, particularly in the central United States and any state (such as Texas) from which the Company derives a significant portion of its net sales, could have a material adverse effect on the Company's business and financial condition. The Company currently has six stores located near the Texas-Mexico border and has plans to open several additional stores in that region. Economic conditions in Mexico, and particularly a significant devaluation of the Mexican peso, have adversely affected, and in the future may adversely affect, the Company's business and financial condition.

   The Company's success depends in part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although the Company attempts to stay abreast of emerging lifestyle and consumer preferences affecting its merchandise, any sustained failure by the Company to identify and respond to such trends could have a material adverse effect on the Company's business and financial condition.

   The Company's business is seasonal and its quarterly sales and profits traditionally have been lower during the first three fiscal quarters of the year and higher during the fourth fiscal quarter (November through January). In addition, working capital requirements fluctuate throughout the year, increasing substantially in October and November in anticipation of the holiday season due to requirements for significantly higher inventory levels. Any substantial decrease in sales for the last three months of the year could have a material adverse effect on the Company's business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition


   The retail apparel business is highly competitive. Although competition varies widely from market to market, the Company faces substantial competition, particularly in its Houston area markets, from national, regional and local department and specialty stores. Some of the Company's competitors are considerably larger than the Company and have substantially greater financial and other resources than the Company. Although the Company currently offers branded merchandise not available at certain other retailers (including large national discounters) in its small market stores, there can be no assurance that such other retailers will not begin to carry similar branded merchandise, which could have a material adverse effect on the Company's business and financial condition.



Dependence on Key Personnel

   The success of the Company depends to a large extent on its executive management team, including the Company's President and Chief Executive Officer, Carl Tooker. Although the Company has entered into employment agreements with each of the Company's executive officers, it is possible that members of executive management may leave the Company, and such departures could have a material adverse effect on the Company's business and financial condition. The Company does not maintain key-man life insurance on any of its executive officers. See "Management."

Consumer Credit Risks


   Private Label Credit Card Portfolio. Sales under the Company's private label credit card program represents a significant portion of the Company's business, accounting for approximately 55.6% of the Company's net sales for 1995. In recent years, aggregate increases in finance charges and late fee collections have more than offset the impact of substantial increases in the rate of charge-offs on the Company's accounts receivable, which continued in first quarter of 1996; however, further deterioration in the quality of the Company's accounts receivable portfolio or any adverse changes in laws regulating the granting or servicing of credit (including late fees and the finance charge applied to outstanding balances) could have a material adverse effect on the Company's business and financial condition. There can be no assurance that the Company's accounts receivable portfolio will continue to perform at or above the levels achieved in recent years.



   Accounts Receivable Program. The Company currently securitizes substantially all of the receivables derived from its proprietary credit card accounts. Under the Accounts Receivable Program, the Company causes such receivables to be transferred to the Trust, which from time to time issues certificates to investors backed by such receivables. The Accounts Receivable Program has provided the Company with substantially more liquidity (through the issuance and sale of such certificates) than it would have had without this program. There can be no assurance that the Trust will continue to purchase the Company's accounts receivable or issue additional certificates. There can be no assurance that receivables will continue to be generated by credit cardholders, or that new credit card accounts will continue to be established, at the rate historically experienced by the Company. Any decline in the generation of receivables or in the rate or pattern of cardholder payments on accounts could have a material adverse effect on the Company's business and financial condition. In addition, significant increases in the floating rates paid on investor certificates and/or significant deterioration in the performance of the Company's receivables portfolio could trigger an early repayment requirement, which could materially adversely affect liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounts Receivable Program."

   Interest Rate Risk. Although the Company is protected to a certain extent by interest rate caps, investors in the receivables-backed certificates of the Trust receive interest payments on such certificates based on a floating rate. If the interest rate on these certificates increases, the profitability of the Company's Accounts Receivable Program and the Company's operating income could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounts Receivable Program."


Control by Existing Stockholders

   Upon consummation of the Offering, Bain Capital ("Bain") and certain of its
affiliates will beneficially own    %, Acadia Partners, L.P. ("Acadia") and
certain of its affiliates will beneficially own    %, Court Square Capital
Limited ("Court Square"), a subsidiary of Citicorp Banking Corporation
("Citicorp"), will beneficially own    % (assuming conversion of all shares of
Class B Common Stock to shares of Common Stock) and Bernard Fuchs, the
Company's Chairman will beneficially own    % of the Company's outstanding
Common Stock. To the knowledge of the Company, upon consummation of the Offering, there will be no agreements among the Company's principal stockholders relating to the voting of Common Stock or otherwise relating to corporate governance issues. Upon consummation of the Offering, if such
parties were to vote their shares together, such parties would possess    % of
the combined voting power of the Company's Common Stock and would have sufficient voting power to control the election of the Board of Directors and to direct the affairs of the Company. See "Principal Stockholders" and "Management."

Dilution

   Based upon an assumed public offering price of $     per share, the
Offering will result in immediate and substantial dilution of $     per share
of the Common Stock to investors purchasing shares of Common Stock. See "Dilution."

Absence of Public Market and Possible Volatility of Stock Price


   Prior to the Offering, there has been no public market for the Common Stock. Although the Company has applied to list the Common Stock for trading on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The market price for shares of the Common Stock may be volatile and may fluctuate based upon a number of factors, including, without limitation, business performance of the Company and the retail sector, news announcements or changes in general market and economic conditions. See "Underwriting."


Shares Eligible for Future Sale

   Upon completion of the Offering, the Company will have         shares of
Common Stock outstanding. The shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations of Rule 144. In addition, certain existing stockholders, including holders of restricted Common Stock, have registration rights with respect to Common Stock held by them. In connection with the Offering, nearly all existing stockholders
holding in the aggregate         shares (or    % of total outstanding shares)
have agreed not to dispose of any shares for a period of 180 days from the date of this Prospectus, and the Company has agreed not to dispose of any shares (other than shares sold by the Company in the Offering or issuances by the Company of certain employee stock options and shares covered thereby) for a period of 180 days from the date of this Prospectus, without the prior written consent of representatives of the Underwriters. Upon expiration of
such 180-day period,         shares of Common Stock will be eligible for sale
subject to certain volume and other limitations of Rule 144 under the Securities Act applicable to "affiliates" of the Company. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

   The Company intends to file a registration statement on Form S-8 under the Securities Act to register the sale of the 2,000,000 shares of Common Stock reserved for issuance under the 1993 Stock Option Plan (as defined) and the Incentive Plan (as defined). As a result, any shares issued upon exercise of stock options granted under such plans will be available, subject to limitations on sales by affiliates under Rule 144, for resale in the public market after the effective date of such registration statement, subject to applicable lock-up arrangements. See "Management--1993 Stock Option Plan" and "Management--1996 Equity Incentive Plan."

Restriction on Payment of Dividends on Common Stock


   Since its inception, the Company has not customarily declared or paid any regular cash or other dividends on the Common Stock other than in connection with the Distribution and does not expect to pay dividends for the foreseeable future. The indentures governing SRI's indebtedness generally restrict the ability of SRI to make payments to the Company, which effectively limits the ability of the Company to pay dividends. The Company's credit agreements also contain restrictive covenants that restrain the Company from paying dividends. See "Dividend Policy" and "--Leverage and Restrictive Covenants."


Anti-Takeover Provisions

   Certain provisions of the Company's certificate of incorporation and by-laws may inhibit changes in control of the Company not approved by the Company's board of directors (the "Board of Directors" or the "Board") and could limit the circumstances in which a premium may be paid for the Common Stock in proposed transactions or a proxy contest for control of the Board. These provisions include (i) a prohibition on stockholder action through written consents, (ii) advance notice requirements for stockholder proposals and nominations, (iii) limitations on the ability of stockholders to amend, alter or repeal certain provisions of the Company's certificate of incorporation and by-laws, (iv) the authority of the Board to issue, without stockholder approval, preferred stock (of which 2,500 shares are authorized) with such terms as the Board may determine and (v) a "fair price" provision pursuant to which certain transactions involving an interested stockholder and the Company require super-majority shareholder approval. The Company will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

                               USE OF PROCEEDS


   The net proceeds to be received from the sale of the         shares of
Common Stock by the Company in the Offering (after deducting the underwriting discounts and estimated expenses of the Offering payable by the Company) are estimated to be approximately $____ million, based on an assumed initial
public offering price of $         per share. The Company intends to use such
net proceeds (i) to purchase, through the Tender Offer, up to all of the Senior Discount Debentures, and pay a consent fee for elimination and amendment of certain covenants in the Senior Discount Debentures for an aggregate amount of approximately $130.4 million, (ii) to pay consent fees for amendments to certain covenants in the indebtedness of SRI and (iii) make a payment of a $2.0 million fee to terminate the Professional Services Agreement (as defined). Any remaining proceeds will be used for general corporate purposes. The Company will receive no proceeds from the sale of shares by certain stockholders if the Underwriters' overallotment option is exercised. See "Description of Certain Indebtedness--Long-Term Indebtedness--Senior Discount Debentures" and "Certain Relationships and Related Transactions."


                               DIVIDEND POLICY

   Since its inception, the Company has not declared or paid any regular cash or other dividends on its Common Stock other than in connection with the Distribution, and does not expect to pay dividends for the foreseeable future. The Company anticipates that for the foreseeable future, earnings will be reinvested in the business and used to service indebtedness. The Company's indebtedness limits its ability to pay dividends. The declaration and payment of dividends by the Company are subject to the discretion of the Board. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions under its current indebtedness and other factors deemed relevant by the Board. See "Risk Factors--Leverage and Restrictive Covenants; Liquidity."

                                CAPITALIZATION


   The following table sets forth the consolidated capitalization of the Company at May 4, 1996 and as adjusted to give effect to the Uhlmans Acquisition, including the issuance of the SRI Receivables Purchase Co., Inc. ("SRPC") 12.5% Trust Certificate-Backed Notes (the "SRPC Notes"), and the Offering. This presentation should be read in conjunction with the Company's Consolidated Financial Statements, the Unaudited Pro Forma Combined Financial Data of the Company, the Selected Consolidated Historical Financial and Operating Data and other information appearing elsewhere in this Prospectus.


                                                     May 4, 1996
                                              -------------------------
                                              Historical    As Adjusted
                                              ----------    -----------
                                                   (in thousands)
Long-term debt, including current portion:
 Revolving credit agreement (1) ..........     $     --      $     --
 Senior Discount Debentures, net (2) .....      113,351            --
 Senior Notes ............................      130,000       130,000
 Senior Subordinated Notes, net (2) ......      116,568       116,568
 SRPC Notes ..............................           --        30,000
 Other long-term debt ....................       24,039        24,039
                                               --------      --------
  Total long-term debt ...................      383,958       300,607
Stockholders' equity (deficit) (3): ......      (69,638)           --
                                               --------      --------
  Total capitalization ...................     $314,320      $     --
                                               ========      ========

- -------------
(1) The Company currently has a revolving credit agreement under which it may draw up to $25.0 million with an additional seasonal availability of $10.0 million from August 15 through January 15 of each year. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operation--Liquidity and Capital Resources."

(2) The Senior Discount Debentures and the Senior Subordinated Notes have unamortized original issue discounts of $35,731 and $1,682, respectively.


(3) Following the consummation of the Offering, the authorized capitalization of the Company will consist of (i) 75,000,000 shares of Common Stock, of
    which       shares will be outstanding, (ii) 3,000,000 shares of non-voting
    Class B Common Stock, of which 1,468,750 shares will be issued and outstanding and (iii) 2,500 shares of Preferred Stock, par value $1.00 per share, of which no shares will be outstanding. Options to purchase 1,448,237 shares of Common Stock will be outstanding immediately following consummation of the Offering. See "Unaudited Pro Forma Combined Balance Sheet".

                                   DILUTION


   The pro forma net tangible book value of the Company as of May 4, 1996, without giving effect to the Offering, was approximately $(111.0) million, or $( ) per share of common stock. Net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the number of shares of common stock outstanding. After giving effect to (i) the receipt of $133.8 million of estimated net proceeds from the sale by the Company of shares of common stock in the Offering and (ii) the use of such net proceeds as described under "Use of Proceeds", the pro forma net tangible book value of the Company at May 4, 1996 would have been
approximately $     million, or $     per share of common stock. This
represents an immediate reduction in negative net tangible book value of $ per share to the existing stockholders and an immediate net tangible book value dilution of $( ) per share to new investors purchasing shares in the Offering.


   The following table illustrates this dilution:

 Assumed initial public offering price per share ........             $
 Pro forma net tangible book value per share,
   without giving effect to the Offering ................  $
 Increase in pro forma net tangible book value
   per share attributable to new investors  .............
                                                           ------
Pro forma net tangible book value per share
   after the Offering ...................................
                                                                      ------

Dilution per share to new investors .....................             $
                                                                      ======


   The foregoing computations assume no exercise of stock options after June 25, 1996. As of June 25, 1996, there were outstanding stock options to purchase an aggregate of 1,448,237 shares of common stock at a weighted average exercise price of approximately $3.15 per share. If all of the foregoing options had been exercised at May 4, 1996, the pro forma net tangible book value per share of common stock, without giving effect to the
Offering at such date would have been $(    ) and the pro forma net tangible
book value per share after giving effect to the Offering would have been
$     , representing an immediate dilution to new investors of $ per share
and an immediate increase in net tangible book value of $      per share
attributable to the Offering.

                       SELECTED CONSOLIDATED HISTORICAL
                         FINANCIAL AND OPERATING DATA


   The following table sets forth selected consolidated historical financial and operating data of the Company for the periods indicated. The Company's selected consolidated historical financial data were derived from the Company's Consolidated Financial Statements. The data for the unaudited three-month periods ended April 29, 1995 and May 4, 1996, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The Company's business is seasonal and the results of operations for these three-month periods are not necessarily indicative of the results expected for a complete fiscal year or any other interim period. The information in the table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company's Consolidated Financial Statements and the Financial Statements of Uhlmans, included elsewhere in this Prospectus.


                                                                        Fiscal Year                           Three Months Ended
                                                 --------------------------------------------------------     -------------------
                                                                                                              April 29,    May 4,
                                                   1991        1992       1993(1)      1994       1995(2)       1995        1996
                                                 --------    --------    --------    --------    --------     --------    --------
                                                              (dollars in thousands, except per share and store data)
Statement of operations data:
Net sales .....................................  $447,142    $504,401    $557,422    $581,463    $682,624     $142,353    $163,177
Cost of sales and related buying, occupancy
  and distribution expenses ...................   311,573     350,136     384,843     398,659     468,347       96,070     111,096
                                                 --------    --------    --------    --------    --------     --------    --------
Gross profit ..................................   135,569     154,265     172,579     182,804     214,277       46,283      52,081
Selling, general and administrative expenses ..   116,403     129,193     135,011     134,715     159,625       33,816      38,878
Service charge income (3) .....................    22,840      29,670      20,003       8,515      10,523        2,683       2,913
Store opening and closure costs ...............       255         120         199       5,647       3,689          315          71
                                                 --------    --------    --------    --------    --------     --------    --------
Operating income (4) ..........................    41,751      54,622      57,372      50,957      61,486       14,835      16,045
Other non-operating income (expense) ..........       359      (2,276)         --          --          --           --          --
Net interest expense (5) ......................    33,407      31,771      36,377      40,010      43,989       10,564      11,588
                                                 --------    --------    --------    --------     --------    --------    --------
Income before income tax and extraordinary item     8,703      20,575      20,995      10,947      17,497        4,271       4,457
Income tax expense ............................     3,993       8,340       7,569       4,317       6,767        1,833       1,805
                                                 --------    --------    --------    --------    --------     --------    --------
Income before extraordinary item ..............     4,710      12,235      13,426       6,630      10,730        2,438       2,652
Minority interest expense .....................      (749)         --          --          --          --           --          --
Extraordinary item ............................        --          --      16,208         308          --           --          --
                                                 --------    --------    --------    --------    --------     --------    --------
Net income (loss) .............................  $  3,961    $ 12,235    $ (2,782)   $  6,322    $ 10,730     $  2,438    $  2,652
                                                 ========    ========    ========    ========    ========     ========    ========
Earnings (loss) per common share(6) ...........  $   0.10    $   0.77    $  (0.37)   $   0.47    $   0.78     $   0.18    $   0.19
                                                 ========    ========    ========    ========     ========    ========    ========
Margin and other data:
Gross profit margin ...........................      30.3%       30.6%       31.0%       31.4%       31.4%        32.5%       31.9%
Selling general and administrative expense rate      26.0%       25.6%       24.2%       23.2%       23.4%        23.8%       23.8%
Operating income margin (4) ...................       9.3%       10.8%       10.3%        8.8%        9.0%        10.4%        9.8%
Adjusted operating income margin ..............       8.1%        8.7%        8.4%        9.2%        9.4%         9.7%        8.6%
Adjusted operating income(7) ..................  $ 36,064    $ 43,680    $ 46,828    $ 53,677    $ 63,996     $ 13,797    $ 14,033
Depreciation and amortization .................    10,049       9,065       9,259       9,997      12,816        2,700       3,149
Capital expenditures ..........................     4,768       7,631       8,503      19,706      28,638       12,495       6,449

Store data:(8)
Comparable store sales growth:
 Bealls/Stage(9) ..............................       4.1%        5.1%        7.2%        4.8%        3.3%         4.1%        7.4%
 Palais Royal .................................      (2.8)%      (9.8)%       0.8%        1.7%        1.4%        (3.3)%       7.7%
 Total Company(10) ............................       2.9%        1.8%        6.3%        4.1%        1.0%(11)    (0.6)%       7.4%
Net sales per selling square foot:
 Bealls/Stage(9) ..............................  $    113    $    118    $    129    $    138    $    142           --          --
 Palais Royal .................................       228         191         200         205         203           --          --
 Total Company(10) ............................       138         138         149         157         157           --          --
Total selling square footage(12) ..............     3,354       3,418       3,472       3,516       4,581        4,317       4,753
Number of stores open at end of period(13) ....       159         175         180         188         256          239         267

Balance sheet data (at end of period):
Working capital ...............................  $200,050    $214,430    $156,782    $148,229    $170,108     $142,763    $171,666
Total assets ..................................   365,381     403,824     347,055     369,730     412,333      368,015     406,612
Long-term debt ................................   298,266     296,587     347,468     349,775     380,039      352,945     383,667
Redeemable preferred stock ....................    15,200      17,500          --          --          --           --          --
Stockholders' (deficit)(14) ...................   (19,500)     (9,605)    (87,727)    (81,193)    (72,314)     (78,611)    (69,638)

                  NOTES TO SELECTED CONSOLIDATED HISTORICAL
                         FINANCIAL AND OPERATING DATA


(1) During 1993, Stage Stores was formed and concurrently became the direct parent of SRI when the existing stockholders of SRI exchanged all of their common stock for common stock of Stage Stores. Concurrent with the formation of Stage Stores, the Company completed the Refinancing. As a result of the Refinancing the Company recorded an after-tax extraordinary charge of $16.2 million.

(2) 1995 includes 53 weeks.

(3) Service charge income for 1993, 1994 and 1995 decreased as compared to levels achieved during 1991 and 1992 due to the sale of accounts receivable to the Trust as part of the Accounts Receivable Program. Without giving effect to the Accounts Receivable Program, service charge income for 1993, 1994 and 1995 would have been $32.5 million, $35.2 million and $41.3 million, respectively. For a complete summary of the impact of the Company's proprietary credit card program and the Accounts Receivable Program, see Note 2 to the Company's Consolidated Financial Statements, Note 6 below and "Management's Discussion and Analysis of Financial Condition and Results of Operations--General-Accounts Receivable Program."

(4) Operating income and operating income margin decreased during 1994 compared to 1993 due primarily to the impact of the adoption of the Accounts Receivable Program (See Note 2 to the Company's Consolidated Financial Statements and Note 6 below) combined with a $5.2 million provision associated with the Store Closure Plan. See Note 4 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Store Closure Plan."

(5) Net interest expense includes $6.8 million, $5.2 million and $2.4 million for 1991, 1992 and 1993, respectively, that represented the interest expense associated with the Company's accounts receivable facility outstanding prior to the adoption of the Accounts Receivable Program.

(6) Earnings (loss) per common share for 1993 includes the impact of the extraordinary item associated with the Refinancing which reduced earnings per common share by $1.18. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, common stock options issued during the twelve months prior to the Offering have been included in the calculation of earnings (loss) per common share as if such options were outstanding during 1933, 1944, 1955 and the three months ended May 4, 1996.

(7) Adjusted operating income represents operating income adjusted to eliminate store opening and closure costs and the positive impact on operating income of the Company's proprietary credit card program (including the Accounts Receivable Program) as follows.


                                                                 Fiscal Year                   Three Months Ended
                                                 -------------------------------------------   ------------------
                                                                                               April 29,  May 4,
                                                   1991     1992     1993     1994     1995       1995     1996
                                                 -------  -------  -------  -------  -------   --------  -------
                                                                         (in thousands)
    Operating income ..........................  $41,751  $54,622  $57,372  $50,957  $61,486    $14,835  $16,045
    Plus: Store opening and closure cost ......      255      120      199    5,647    3,689        315       71
    Less: Positive impact of proprietary credit
      card program on operating income ........    5,942   11,062   10,743    2,927    1,179      1,353    2,083
                                                 -------  -------  -------  -------  -------    -------  -------
    Adjusted operating income .................  $36,064  $43,680  $46,828  $53,677  $63,996    $13,797  $14,033
                                                 =======  =======  =======  =======  =======    =======  =======


    The impact of the Company's proprietary credit card program (including the Accounts Receivable Program) on operating income is calculated as: (i) the reported service charge income less (ii) the servicing and bad debt costs reflected in the Company's selling, general and administrative expenses less (iii) the gain (or plus the loss) associated with the sale of receivables to the Trust. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General-Accounts Receivable Program."

                                                                     Fiscal Year                       Three Months Ended
                                                  --------------------------------------------------  -------------------
                                                                                                      April 29,   May 4,
                                                    1991      1992      1993       1994       1995      1995       1996
                                                  --------  --------  --------   --------   --------  --------   --------
                                                                                (in thousands)
     Service charge income:
      Consolidated .............................    22,840    29,670    32,547     35,183     41,321     9,703     11,977
      Certificateholders' portion ..............        --        --    12,544     26,668     30,798     7,020      9,064
                                                  --------  --------  --------   --------   --------  --------   --------
      Reported service charge income (i) .......    22,840    29,670    20,003      8,515     10,523     2,683      2,913
                                                  --------  --------  --------   --------   --------  --------   --------
     Servicing and bad debt costs:
       Consolidated ............................    16,898    18,608    21,374     22,504     28,551     5,400      7,538
      Certificateholders' portion ..............        --        --     8,814     15,956     19,400     3,212      5,322
                                                  --------  --------  --------   --------   --------  --------   --------
      Reported in selling, general and
        administrative expenses (ii) ...........    16,898    18,608    12,560      6,548      9,151     2,188      2,216
     Loss (gain) on sale of receivables:
       Certificateholders' portion of service
        charge income ..........................        --        --    12,544     26,668     30,798     7,020      9,064
      Certificateholders' portion of servicing
        and bad debt costs .....................        --        --     8,814     15,956     19,400     3,212      5,322
      Return to Certificateholders .............        --        --     3,219      8,200     11,529     2,781      2,852
      Other ....................................        --        --    (2,789)     1,552         62       169       (496)
                                                  --------  --------  --------   --------   --------  --------   --------
       Total (gain) loss on sale of receivables
      (iii) ....................................        --        --    (3,300)      (960)       193      (858)    (1,386)
                                                  --------  --------  --------   --------   --------  --------   --------
       Total positive impact of proprietary
         credit card program on operating income
                [(i)-(ii) -(iii)] ..............  $  5,942  $ 11,062  $ 10,743   $  2,927   $  1,179  $  1,353   $  2,083


     Although adjusted operating income and adjusted operating income margin do not represent operating income or any other measure of financial performance under generally accepted accounting principles, the Company believes they are helpful in understanding the profitability of the Company's retailing operations prior to the impact of its credit card program, the Accounts Receivable Program and store opening and closure costs.

 (8) Store data exclude Bealls stores scheduled to be closed under the Bealls 1988 store closure program, except as otherwise noted in Note 12 below and also exclude the Fashion Bar stores included in the Store Closure Plan. Comparable store sales growth and net sales per selling square foot for 1995 have been determined based on a comparable fifty-two week period. Sales are considered comparable after a store has been in operation fourteen months. Net sales per selling square foot are calculated for stores open the entire year.

 (9) Excludes for all the periods presented the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994. Comparable stores sales growth and net sales per selling square foot for Bealls/Stage including these stores were:


                                                                                            Three Months Ended
                                                              Fiscal Year                   ------------------
                                             --------------------------------------------   April 29,   May 4,
Bealls/Stage                                 1991      1995      1996      1992      1993      1994      1995
                                             ----      ----      ----      ----      ----   ---------   ------
Comparable store sales growth ...........     5.4%      6.7%      7.7%      4.6%      0.2%      0.4%     7.2%
Net sales per selling square foot .......    $119      $125      $137      $146      $145        --       --


(10) Total Company comparable store sales growth and net sales per selling square foot including the stores which were part of the Store Closure Plan were as follows:


                                                                                            Three Months Ended
                                                              Fiscal Year                   ------------------
                                             --------------------------------------------   April 29,   May 4,
Total Company                                1991      1995      1996      1992      1993      1994      1995
                                             ----      ----      ----      ----      ----   ---------   ------
Comparable store sales growth ...........     2.9%      1.8%      5.4%      3.2%      0.5%     (0.7)%     6.5%
Net sales per selling square foot .......    $138      $138      $143      $151      $150        --        --


(11) Excluding the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994, total Company comparable store sales growth for 1995 would have increased to 3.3%.

(12) Excludes data related to the stores which were in the Store Closure Plan. Data is in thousands and is as of the end of the period.

(13) Number of stores open at the end of each period presented also exclude stores in the Store Closure Plan. Stores open at the end of 1992 and 1993 included one and six stores, respectively, which were previously excluded under the Bealls 1988 store closure program. Such stores are only included in the Company's results of operations subsequent to their removal from the store closure program. Both the Store Closure Plan and the Bealls 1988 store closure program were substantially completed before the end of 1995.


(14) Beginning in 1993, Stockholders' deficit includes the impact of the extraordinary charge associated with the Refinancing ($16.2 million) and the dividend associated with a cash distribution to the Company's stockholders ($74.8 million).

                 UNAUDITED PRO FORMA COMBINED FINANCIAL DATA


   The following unaudited pro forma combined financial data give effect to the Uhlmans Acquisition, the issuance of the SRPC Notes and the application of the net proceeds of the Offering. The unaudited pro forma financial data are based on the historical consolidated financial statements for the Company, the historical financial statements of Uhlmans and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma combined statements of operations were prepared as if the transactions described above had occurred at the beginning of the earliest period presented and do not (i) purport to represent what the Company's results of operations actually would have been if the Uhlmans Acquisition and the Offering had occurred as of the dates indicated or will be for any future periods or (ii) give effect to certain non-recurring charges expected to result from the application of the net proceeds of the Offering. The unaudited pro forma combined balance sheet was prepared as if the transactions described above had occurred on the balance sheet date. The unaudited pro forma financial data are based upon assumptions deemed appropriate by the management of the Company. The unaudited pro forma combined financial data should be read in conjunction with the Company's Consolidated Financial Statements and the Financial Statements of Uhlmans included elsewhere in this Prospectus.



             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED FEBRUARY 3, 1996



                                          Historical
                                     -------------------    Acquisition      Offering       Pro Forma
                                     Company     Uhlmans   Adjustments(1)  Adjustments(2)    Combined
                                     --------    -------   --------------  --------------   ---------
                                                (in thousands, except per share amounts)
Net sales .........................  $682,624    $59,749     $     --       $     --         $742,373
Cost of sales and related buying,
  occupancy and distribution
  expenses ........................   468,347     46,129       (1,601)(a)         --          512,875
                                     --------   --------     --------       --------         --------
Gross profit ......................   214,277     13,620        1,601             --          229,498
Selling, general and
  administrative expenses .........   159,625     12,232       (2,408)(b)       (513)(k)      168,936
Service charge income .............    10,523        851           --             --           11,374
Store opening and closure costs ...     3,689         --           --             --            3,689
                                     --------   --------     --------       --------         --------
Operating income ..................    61,486      2,239        4,009            513           68,247
                                     --------   --------     --------       --------         --------
Interest expense, net .............    42,129      1,637        2,113(c)     (13,070)(l)       32,809
Amortization of debt issue costs ..     1,860         --          482(d)        (438)(m)        1,904
                                     --------   --------     --------       --------         --------
                                       43,989      1,637        2,595        (13,508)          34,713
                                     --------   --------     --------       --------         --------
Income before income tax and
  extraordinary item ..............    17,497        602        1,414         14,021           33,534
Income tax expense (3) ............     6,767         --          766(e)       5,328(n)        12,861
                                     --------   --------     --------       --------         --------
Income before extraordinary
  item (4) ........................  $ 10,730   $    602     $    648       $  8,693         $ 20,673
                                     ========   ========     ========       ========         ========

Earnings per common share data:
Earnings per common share before
  extraordinary item ..............  $   0.78                                                $
Weighted average common shares
  outstanding .....................    13,680
                                     ========                                                ========

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                        THREE MONTHS ENDED MAY 4, 1996



                                          Historical
                                     -------------------    Acquisition      Offering       Pro Forma
                                     Company     Uhlmans   Adjustments(1)  Adjustments(2)    Combined
                                     --------    -------   --------------  --------------   ---------
                                                (in thousands, except per share amounts)
Net sales .........................  $163,177    $12,147     $     --       $     --         $175,324
Cost of sales and related buying,
  occupancy and distribution
  expenses ........................   111,096      9,856         (403)(f)         --          120,549
                                     --------    -------     --------       --------         --------
Gross profit ......................    52,081      2,291          403             --           54,775
Selling, general and
  administrative expenses .........    38,878      2,752         (615)(g)       (125)(o)       40,890
Service charge income .............     2,913        204           --             --            3,117
Store opening and closure costs ...        71         --           --             --               71
                                     --------    -------     --------       --------         --------
Operating income (loss) ...........    16,045       (257)       1,018            125           16,931
                                     --------    -------     --------       --------         --------
Interest expense, net .............    11,119        357          581(h)      (3,534)(p)        8,523
Amortization of debt issue
  costs ...........................       469         --          121(i)        (109)(q)          481
                                     --------    -------     --------       --------         --------
                                       11,588        357          702         (3,643)           9,004
                                     --------    -------     ---------      --------         --------
Income (loss) before income tax
  and extraordinary item ..........     4,457       (614)         316          3,768            7,927
Income tax expense (benefit) (3) ..     1,805         --         (113)(j)      1,432(r)         3,124
                                     --------    -------     --------       --------         --------
Income (loss) before extraordinary
  item (4) ........................  $  2,652    $  (614)    $    429       $  2,336         $  4,803
                                     ========    =======     ========       ========         ========

Earnings per common share data:
Earnings per common share
  before extraordinary item .......  $   0.19                                                $
                                     ========                                                ========
Weighted average common shares
  outstanding .....................   13,618
                                     ========                                                ========

        NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

Note 1--Acquisition Adjustments

Uhlmans Consolidation Program

   The Company has formally adopted and is in the process of implementing a consolidation program to absorb the Uhlmans general office functions, including accounting, data processing, merchandising, personnel, credit and distribution into similar functions provided by the Company (the "Uhlmans Consolidation Program"). As a part of the acquisition agreement with the former stockholders of Uhlmans, the Company has contractually agreed to a severance schedule for each individual whose employment will be terminated as a result of the Uhlmans Consolidation Program. Additionally, all leases associated with Uhlmans corporate offices and distribution center have been converted to month-to-month leases under the terms of the acquisition agreement.


   Although the consolidation of the Uhlmans general office functions is expected to take place over a period of three months, the pro forma combined statements of operations reflect the elimination of the separate Uhlmans general office expenses assuming the consolidation had been fully implemented at the beginning of the respective periods.

   The adjustments to Uhlmans historical net income are based on management's estimates and are not necessarily indicative of the level of permanent savings for future periods. These pro forma adjustments only give effect to those amounts that are directly related to the Uhlmans Consolidation Program. The actual application by the Company of the Uhlmans Consolidation Program could result in different levels of savings from the amounts presented in the pro forma combined statements of operations.

   The accompanying pro forma combined statements of operations do not reflect certain cost savings or improvements in sales volume or gross margin related to the acquisition of Uhlmans which the Company believes can be realized. For instance, the Company believes it should be able to receive better pricing and vendor participation programs on the merchandise it purchases for the acquired stores given the Company's historical ability to negotiate better pricing structures with its vendors as compared to those historically obtained by Uhlmans. Additionally, the Company intends to expand certain merchandise categories in the acquired stores such as footwear, which Uhlmans has historically offered on a limited basis in only certain stores. Finally, the Company believes it should be able to increase the penetration of Uhlmans' proprietary credit card as compared to historical levels, since Uhlmans has not aggressively promoted its proprietary credit card.



Purchase Accounting


   The application of purchase accounting to the Uhlmans Acquisition results in an excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. This excess is treated as goodwill. Based upon the strategic positioning of the Uhlmans stores in relation to the Company's growth strategy, the stores purchased by the Company and the long operating history and historical profitability of these stores, management believes a forty year amortization period for this goodwill is appropriate. Such acquisition will be accounted for as an asset purchase for tax purposes, and accordingly, the annual goodwill amortization will be tax deductible.



Acquisition Financing

   The Company financed the Uhlmans Acquisition through the issuance of $30.0 million in aggregate principal amount of SRPC Notes. The pro forma combined statements of operations reflect additional interest expense relating to these notes. See "Description of Certain Indebtedness--Other Debt--SRPC Notes."

The pro forma combined statements of operations reflect the impact of the aforementioned items as follows (in thousands):


  Year ended February 3, 1996:
   (a) Elimination of Uhlmans' historical personnel costs associated with the buying and distribution functions which the Company is currently absorbing into its existing central office of $(1,908) offset by incremental freight due to the use of the Company's distribution center of $307.

   (b) Elimination of Uhlmans' historical personnel costs associated with the accounting, advertising, data processing and credit functions and occupancy costs associated with leases the Company is terminating in connection with the Uhlmans Consolidation Program aggregating $(2,676) offset by amortization of goodwill resulting from the acquisition of $268.

   (c) Elimination of Uhlmans' historical interest expense of $(1,637) offset by interest on the SRPC Notes of $3,750.


   (d) Amortization of debt issue costs associated with the SRPC Notes of $482.

   (e) Additional income tax expense associated with the Uhlmans' historical income of $229 and the remaining acquisition adjustments of $537.


  Three months ended May 4, 1996:
   (f) Elimination of Uhlmans' historical personnel costs associated with the buying and distribution functions which the Company is currently absorbing into its existing central office of $(477) offset by incremental freight due to the use of the Company's distribution center of $74.

   (g) Elimination of Uhlmans' historical personnel costs associated with the accounting, advertising, data processing and credit functions and occupancy costs associated with leases the Company is terminating in connection with the Uhlmans Consolidation Program aggregating $(682) offset by amortization of goodwill resulting from the acquisition of $67.

   (h) Elimination of Uhlmans' historical interest expense of $(357) offset by interest on the SRPC Notes of $938.


   (i) Amortization of debt issue costs associated with the SRPC Notes of $121.


   (j) Income tax benefit of Uhlmans' historical loss of $(233) offset by additional income tax expense associated with remaining acquisition adjustments of $120.



Note 2--Offering Adjustments

   The unaudited pro forma combined statements of operations should be read in conjunction with the discussion of the Offering included under "Use of Proceeds." The completion of the Offering at the beginning of the pro forma periods presented would have resulted in the following adjustments (in thousands):


  Year ended February 3, 1996:
   (k) Elimination of the expense associated with the termination of the Professional Services Agreement (as defined) of $(513). See "Certain Relationships and Related Transactions--Professional Services Agreement."

   (l) Elimination of historical interest expense associated with the Senior Discount Debentures of $(13,070).

   (m)Elimination of historical amortization of debt issue costs associated with the Senior Discount Debentures of $(438).

   (n) Income tax expense associated with the Offering adjustments of $5,328.

  Three months ended May 4, 1996:
   (o) Elimination of the expense associated with the termination of the Professional Services Agreement (as defined) of $(125).

   (p) Elimination of historical interest expense associated with the Senior Discount Debentures of $(3,534).

   (q) Elimination of historical amortization of debt issue costs associated with the Senior Discount Debentures of $(109).


   (r) Income tax expense associated with the Offering adjustments of $1,432.

Note 3--Income Taxes

   Pro forma adjustments to record the provision or benefit for income taxes have been made assuming a tax rate of 38%, based upon the statutory federal and state income tax rates. These adjustments result in a pro forma combined effective tax rate of 38% and 39% for the year ended February 3, 1996, and the three months ended May 4, 1996, respectively.

Note 4--Non-Recurring Charges


   In the fiscal quarter in which the Offering is consummated (currently expected to be the second or third quarter of 1996), the Company expects to incur non-recurring charges, net of tax, totaling approximately $-- million in connection with the early retirement of the Senior Discount Debentures and the write-off of related debt issue costs and the termination of the Professional Services Agreement (as defined).

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                  MAY 4, 1996

                                         Historical
                                    --------------------    Acquisition      Offering       Pro Forma
                                     Company     Uhlmans   Adjustments(1)  Adjustments(2)    Combined
                                    ---------    -------   --------------  --------------   ---------
                                                           (in thousands)
              Assets
Cash and cash equivalents .......   $ 10,412     $ 1,054     $   490(a)     $   3,527(k)     $ 15,483
Accounts receivable .............     50,587       5,519          --               --          56,106
Merchandise inventories .........    166,303      13,154          --               --         179,457
Prepaid expenses and other
  current assets ................     23,452         251         (78)(b)       14,554(l)       38,179
                                    --------     -------     -------        ---------        --------
 Total current assets ...........    250,754      19,978         412           18,081         289,225
Property, equipment and leasehold
  improvements, net .............     96,901       3,983         (28)(c)           --         100,856
Goodwill, net ...................     30,606          --      10,719(d)            --          41,325
Other assets ....................     28,351         188       2,077(e)       (15,228)(m)      15,388
                                    --------     -------     -------        ---------        --------
 Total assets ...................   $406,612     $24,149     $13,180        $   2,853        $446,794
                                    ========     =======     =======        =========        ========
  Liabilities and Stockholders'
               Equity
Accounts payable ................   $ 41,153     $ 3,857     $   398(f)            --        $ 45,408
Accrued interest ................      6,580         101          --               --           6,681
Accrued expenses and other
  current liabilities ...........     27,272       1,796         549(g)        (4,606)(n)      25,011
Accrued taxes, other than income
  taxes .........................      4,083         461          --               --           4,544
                                    --------     -------     -------        ---------        --------
 Total current liabilities ......     79,088       6,215         947           (4,606)         81,644

Long-term debt ..................    339,467      13,809      16,191(h)      (113,351)(o)     256,116
Related party debt ..............     44,200       1,060      (1,060)(h)           --          44,200
Other long-term liabilities .....     13,495         344        (177)(i)           --          13,662
                                    --------     -------     -------        ---------        --------
 Total liabilities ..............    476,250      21,428      15,901         (117,957)        395,622
Stockholders' equity (deficit) ..    (69,638)      2,721      (2,721)(j)      120,810(p)       51,172
                                    --------     -------     -------        ---------        --------
 Total liabilities and
   stockholders' equity .........   $406,612     $24,149     $13,180        $   2,853        $446,794
                                    ========     =======     =======        =========        ========

        NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

Note 1--Acquisition Adjustments

   The pro forma acquisition adjustments represent the estimated purchase accounting adjustments necessary to state the historical assets and liabilities of Uhlmans at their estimated fair values and the recognition of the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed as goodwill. Certain assets and liabilities associated with the trucking operations of Uhlmans at the date of its acquisition by the Company were retained by its former stockholders. The pro forma combined condensed balance sheet includes adjustments to remove the historical value of such assets and liabilities. The acquisition adjustments shown on the pro forma combined condensed balance sheet reflect (in thousands):


   (a) Cash received from the issuance of the SRPC Notes of $27,829 net of fees and expenses, less cash paid to former owners of Uhlmans of $(11,613) and the retirement of Uhlmans total long term debt (including current portion) $(15,726).


   (b) Write-off of Uhlmans' prepaid pension expenses of $(78).

   (c) Adjustment for certain trucking assets not purchased.

   (d) Recognition of goodwill.

   (e) Recognition of debt issue costs associated with the issuance of the SRPC Notes.


   (f) Adjustment for certain trucking liabilities not assumed of $(18) and recognition of deferred purchase price due the former owners of Uhlmans of $416.

   (g) Accrual for severance due certain Uhlmans' employees of $1,406, net of the retirement of the current portion of Uhlmans' debt of $(857).

   (h) Issuance of the SRPC Notes of $30,000, net of the retirement of Uhlmans existing debt of $(14,869).

   (i) Elimination of Uhlmans' historical pension liability which is not being assumed by the Company of $(177).


   (j) Elimination of Uhlmans' historical equity accounts.

Note 2--Offering Adjustments

   The pro forma offering adjustments, assuming completion of the Offering at an initial public offering price of $ per share, at May 4, 1996, reflect the following (in thousands):

   (k) Sources and uses of cash as follows:

Sources of Funds--
  Net proceeds from the Offering ................................... $133,840
Uses of Funds--
  Retirement of Senior Discount Debentures ......................... (128,313)
  Payment to terminate the Professional Services Agreement (as
  defined) .........................................................   (2,000)
                                                                     --------
  Net change in cash and cash equivalents  ......................... $  3,527
                                                                     ========


       A portion of the cash remaining after the Offering is expected to be used to pay consent fees with respect to SRI's outstanding indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


   (l) Recognition of income tax receivable due to early retirement of Senior Discount Debentures of $14,554.


   (m) Write-off of debt issue cost related to the Senior Discount Debentures of $(4,054) and reclassification of the historical deferred tax asset related to the interest component of the debentures to income tax receivable of $(11,174).

   (n) Reclassification of income taxes payable existing at May 4, 1996 to income tax receivable due to the tax implications of the retirement of the Senior Discount Debentures of $(4,606).


   (o) Retirement of Senior Discount Debentures.


   (p) Net proceeds from the Offering of $133,840, net of after-tax extraordinary charge for loss on early retirement of debt of $(11,790) and payment to terminate the Professional Services Agreement, net of tax of $(1,240).

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   Overview. The Company operates the store of choice for well known national brand name family apparel in over 200 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a broad range of merchandise with a high level of customer service in convenient locations.

   In recent years, the Company has undertaken several initiatives to realize the full potential of its unique franchise in small markets, including (i) recruiting a new senior management team, (ii) embarking on a store expansion program to capitalize on available opportunities in new markets through new store openings and strategic acquisitions, (iii) continuing to refine the Company's retailing concept and (iv) closing unprofitable stores. As a result of these initiatives, the lower operating costs of small market stores, the benefits of economies of scale and its highly automated facilities and sophisticated information systems, the Company has among the highest operating income margins in the apparel retailing industry.


   Recent Acquisitions. The Company acquired 45 stores from Beall-Ladymon in 1994 and subsequently reopened the stores in the first quarter of 1995 under the Stage name. In 1993, the year prior to their acquisition, the Beall-Ladymon stores generated sales of approximately $53.4 million, whereas the newly opened Stage stores in the same locations generated sales for the twelve months ended May 4, 1996 of $93.1 million, an increase of 74%. Over the same periods, store contribution more than doubled. The Company believes that the following key strengths have contributed to its successful expansion and acquisition plan: (i) ability to operate profitably in smaller markets, (ii) benefits of strong vendor relationships, (iii) effective merchandising strategy, (iv) focused marketing strategy, (v) benefits of proprietary credit card program, (vi) emphasis on customer service, and (vii) sophisticated operating and information systems.

   On June 3, 1996 the Company consummated the Uhlmans Acquisition for $28.7 million, including the repayment of certain indebtedness of Uhlmans. For the year ended February 3, 1996, Uhlmans had net sales of $59.7 million and operating income of $2.2 million. The Company is in the process of implementing a consolidation program to absorb the Uhlmans general office functions, including accounting, data processing, merchandising, personnel, credit and distribution into similar functions provided by the Company. The Company estimates that through the Uhlmans Consolidation Plan, cost savings of approximately $4.0 million can be realized from the elimination of duplicative central, administrative and distribution functions. In addition to any improvements in operating results that may be achieved through the opportunity to expand the business above its historical levels, the Company believes it should be able to receive better pricing and vendor participation programs on the merchandise it purchases for the acquired stores given the Company's historical ability to negotiate better pricing structures with its vendors as compared to those historically obtained by Uhlmans. Additionally, the Company intends to introduce certain expanded merchandise categories in the acquired stores such as footwear, which Uhlmans has historically offered in only certain stores. Finally, the Company believes it should be able to increase the penetration of the Company's proprietary credit card as compared to historical levels since Uhlmans had not aggressively promoted its proprietary credit card.

   Store Closure Plan. During the fourth quarter of 1994, the Company approved the Store Closure Plan which provided for the closure of 40 underperforming Fashion Bar stores. These stores were primarily located in major regional malls within the Denver area. Management determined that the merchandising strategy and market positions of such stores were not compatible with the Company's overall strategy. Accordingly, the Company accrued $5.2 million for the expected costs associated with the Store Closure Plan during 1994. The Store Closure Plan was substantially completed in 1995.

   Accounts Receivable Program. Pursuant to the Accounts Receivable Program, the Company sells, on a daily basis, substantially all of the accounts receivable generated from purchases by the holders of the Company's proprietary credit card to SRPC. SRPC is a separate limited-purpose subsidiary that is operated in a manner intended to ensure that its assets and liabilities are distinct from those of the Company and its other affiliates so that SRPC's creditors have a claim on its assets prior to such assets becoming available to any creditor of the Company. SRPC sells, on a daily basis, the accounts receivable purchased from the Company to the Trust in exchange for cash or a certificate representing an undivided interest in the Trust (together with SRPC's interest in receivables previously sold to the Trust, the "Retained Interest"). The Company's Retained Interest at May 4, 1996 was $48.4 million, which represented 22.3% of total receivables outstanding in the Trust. The remaining interest in the Trust is held by third-party investors. The Retained Interest is effectively subordinated to the interests of such third-party investors, and is pledged to secure the SRPC Notes.

   Prior to the implementation of the Accounts Receivable Program in 1993, operating income included all service charge income and servicing costs attributable to the Company's accounts receivable and credit card operations. The cost of financing the Company's accounts receivable was included in interest expense. Subsequent to the implementation of the Accounts Receivable Program, service charge income only includes the amount of service charge income attributable to the Company's Retained Interest. Additionally, the Company's selling, general and administrative expenses are decreased or increased by a gain or loss, respectively, on the sale of receivables to the Trust. This gain or loss is calculated based upon the projected cash receipts from the receivables sold to the Trust (primarily service charge income) and reduced by the projected payments of returns to the holders of the Trust Certificates, and projected credit expenses. Selling, general and administrative expenses are also affected by adjustments to previously recorded gains and losses. Bad debt expenses on the Company's entire portfolio were reflected in selling, general and administrative expenses prior to the adoption of the Accounts Receivable Program. Under the Accounts Receivable Program, bad debt expenses remain effectively included in selling, general and administrative expenses because they directly affect the profitability of the Accounts Receivable Program.


   The financial information, discussion and analysis that follow should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein.

Results of Operations


   The following sets forth certain components of operations as a percentage of sales for the periods indicated.



                                                            Fiscal Year                     Three Months Ended
                                           ---------------------------------------------   -------------------
                                                                                            April 29,  May 4,
                                            1991      1992      1993      1994      1995      1995      1996
                                           -----     -----     -----     -----     -----     -----     -----
Net sales ............................     100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales and related buying,
  occupancy and distribution
  expenses ...........................     (69.7)    (69.4)    (69.0)    (68.6)    (68.6)    (67.5)    (68.1)
                                           -----     -----     -----     -----     -----     -----     -----
Gross profit .........................      30.3      30.6      31.0      31.4      31.4      32.5      31.9
Selling, general and administrative
  expenses ...........................     (26.0)    (25.6)    (24.2)    (23.2)    (23.4)    (23.8)    (23.8)
Service charge income ................       5.1       5.9       3.6       1.5       1.5       1.9       1.8
Store opening and closure costs ......      (0.1)       --        --      (1.0)     (0.5)     (0.2)       --
                                           -----     -----     -----     -----     -----     -----     -----
Operating income .....................       9.3      10.8      10.3       8.8       9.0      10.4       9.8
Net interest expense .................      (7.5)     (6.3)     (6.5)     (6.9)     (6.4)     (7.4)     (7.1)
Income before income tax, minority
  interest and extraordinary item ....       1.9       4.1       3.8       1.9       2.6       3.0       2.7
Income before extraordinary item .....       0.9       2.4       2.4       1.1       1.6       1.7       1.6
                                           =====     =====     =====     =====     =====     =====     =====
Other data:
Adjusted operating income (1) ........       8.1%      8.7%      8.4%      9.2%      9.4%      9.7%      8.6%

- -------------

(1) Adjusted operating income represents operating income adjusted to eliminate the income and expense associated with the Company's proprietary credit card program (including the Accounts Receivable Program) and store opening and closure costs. See Note 7 to the Selected Consolidated Historical Financial and Operating Data.


   Because of the 53-week year in 1995, the Company's quarterly accounting periods for 1996 occur one week later than their 1995 counterparts. Other factors being equal, this calendar shift, combined with the timing of the Company's promotional events and holidays, is likely to affect year-to-year comparable store performance for 1996 favorably in the second quarter and unfavorably in the third and the fourth quarters.

Three Months Ended May 4, 1996 compared to Three Months Ended April 29, 1995

   Sales for the first quarter of 1996 increased 14.6% to $163.2 million from $142.4 million in the comparable period of 1995. The increase was due to a $13.0 million increase in sales from stores opened during 1996 and 1995 combined with a 7.4% increase in comparable store sales excluding stores in the Store Closure Plan and 6.5% including such stores. The significant increase in comparable store sales was primarily attributable to strong performance at the Company's Bealls stores combined with a one-week shift in the comparable calendar period due to the 53-week year in 1995.


   Gross profit increased 12.5% to $52.1 million for the first quarter of 1996, from $46.3 million in the comparable period of 1995. Gross profit as a percent of sales for the first quarter of 1996 declined to 31.9% compared to 32.5% for the comparable period in 1995 due to the favorable impact of vendor discount programs to support the opening of 51 new stores during the first quarter of 1995 (as compared to 11 new store openings in the first quarter of 1996) combined with lower markdowns experienced by these stores, as is generally the case with newly opened stores during their first six months of operations. Such impact was offset in part by benefits from the application of fixed buying, occupancy and distribution costs over a larger sales base in 1996.

   Selling, general and administrative expenses as a percentage of sales remained unchanged at 23.8% despite the inclusion of a $0.8 million reversal of a litigation reserve as a result of a favorable court ruling in the first quarter of 1995 and a $1.9 million increase in the level of bad debt expense associated with the Company's proprietary credit card program during the first quarter of 1996. These were offset by the benefits of applying the Company's selling, general and administrative expenses to a larger sales volume. Without the reversal of the litigation reserve, selling, general and administrative expenses as a percent of sales for the first quarter of 1995 would have been 24.3%. Selling, general and administrative expenses for the first quarter of 1996 increased by 15.1% to $38.9 million from $33.8 million for the comparable period in 1995.


   Service charge income for the first quarter of 1996 increased 7.4% to $2.9 million from $2.7 million for the comparable period in 1995. Service charge income increased due to the increased yield on the accounts receivable portfolio resulting primarily from an increase in the late fee charges applied to delinquent payments.


   Operating income for the first quarter of 1996 increased 8.1% to $16.0 million from $14.8 million for the first quarter of 1995 due to the factors described above.

   Net interest expense for the first quarter of 1996 increased 9.4% to $11.6 million from $10.6 million for the comparable period in 1995. The increase was due to an increase in the accretion on the Senior Discount Debentures as well as the issuance of $18.3 million of 11% Series D Senior Subordinated Notes in August 1995 (the "Series D Senior Subordinated Notes").


   As a result of the foregoing, the Company's net income for the first quarter of 1996 increased by 12.5% to $2.7 million from $2.4 million for the comparable period in 1995.

1995 Compared to 1994

   1995 was highlighted by the positive initial results of management's growth strategy to expand into small markets. Sales increased 17.4% to $682.6 million in 1995 from $581.5 million in 1994. This increase was due to (i) a $112.5 million increase in sales from stores opened during 1994 and 1995, (ii) a 1.0% increase in comparable store sales in 1995 and (iii) $10.0 million in sales due to the inclusion of one extra week in 1995 as a result of 1995 being a 53-week year. Such increases were partially offset by the effects of the Store Closure Plan which was substantially completed in 1995. During 1995, the devaluation of the Mexican peso, which resulted in extremely weak economic conditions throughout Mexico, negatively impacted sales at the Company's six stores located on the Texas/Mexico border. Excluding these stores, comparable store sales growth for 1995 would have been 3.3%.


   Gross profit increased 17.2% to $214.3 million in 1995 from $182.8 million in 1994. Gross profit as a percent of sales was 31.4% for both 1995 and 1994. Gross profit for 1995 was favorably impacted by (i) the opening of new stores, which traditionally experience lower markdown activity during their first six months of operations, (ii) vendor discount programs granted to the Company to support new store openings, (iii) the application of buying, occupancy and distribution costs over a larger sales base, and (iv) LIFO credits. These items were offset by an increase in markdowns resulting from additional promotional events during the Christmas season intended to increase sales and reduce inventories and an increase in the level of shrinkage. Management believes that the increased shrinkage was primarily due to the Company's focus on improving ticketing compliance on merchandise in 1995 as well as the rapid expansion of stores during the same year. In response, management has put several new programs in place, including shortage awareness programs, which are intended to return the level of shrinkage to historical levels.

   Selling, general and administrative expenses as a percent of sales were 23.4% for 1995 and 23.2% for 1994. The increase resulted from incremental costs associated with opening stores in new markets, increased costs associated with the certificates issued by the Trust to third party investors under the Accounts Receivable Program and an increase in the charge-off ratio associated with the Company's credit card program (including those resulting from sales of the Mexican border stores) from 6.0% of average balances in 1994 to 7.9% in 1995. These increases were partially offset by the application of fixed costs to a greater volume of sales and the reversal of a $0.8 million litigation reserve as a result of a favorable court ruling. Selling, general and administrative expenses for 1995 increased 18.5% to $159.6 million from $134.7 million in 1994. Advertising expenses as a percentage of sales for 1995 and 1994 were 3.9% and 3.8%, respectively; the increase was primarily a result of the Company's expansion into new markets.

   Service charge income for 1995 increased 23.5% to $10.5 million from $8.5 million in 1994. Such increase was due to an increase in average accounts receivable balances resulting from the 17.4% increase in sales discussed above, an increase in the late fee rate charged on delinquent accounts as well as the fifty-third week of 1995.

   The 1995 store opening and closure costs of $3.7 million were comprised of store opening costs related to 68 new stores. The 1994 store opening and closure costs were comprised of a $5.2 million provision for the Store Closure Plan and $0.4 million for store opening costs related to 10 new stores.

   Operating income for 1995 increased 20.6% to $61.5 million from $51.0 million for 1994 due to the factors discussed above. Operating income as a percent of sales was 9.0% in 1995 as compared to 8.8% for 1994.

   Interest expense for 1995 increased 10.0% to $44.0 million from $40.0 million for 1994. The increase in interest expense was due primarily to an increase in the accretion on the Senior Discount Debentures combined with interest related to the Series D Senior Subordinated Notes issued in August 1995.

   As a result of the factors described above, the Company's net income for 1995 increased 69.8% to $10.7 million from $6.3 million for 1994.


1994 Compared to 1993

   Sales for 1994 increased 4.3% to $581.5 million from $557.4 million for 1993. The overall increase in sales was a result of a 3.2% increase in comparable store sales combined with an increase in sales from new stores opened during 1994.

   Gross profit for 1994 increased 5.9% to $182.8 million from $172.6 million in 1993. Gross profit as a percentage of sales for 1994 increased to 31.4% from 31.0% for 1993. The increase in the gross profit percentage was due primarily to a reduced level of markdowns as a result of better inventory management.

   Selling, general and administrative expenses as a percentage of sales declined to 23.2% in 1994 from 24.2% in 1993. Selling, general and administrative expenses for 1994 decreased to $134.7 million from $135.0 million in 1993. These decreases were primarily due to the sale of accounts receivable pursuant to the Accounts Receivable Program that began during August 1993, offset in part by an increase in the level of bad debt expense associated with the Company's credit card program. Excluding the effect of the Accounts Receivable Program, selling, general and administrative expenses as a percentage of sales for 1994 would have been 26.1% as compared to 26.4% in 1993. Such decrease was due to the Company's ability to effectively manage variable selling, general and administrative expenses. Advertising expenses as a percentage of sales for 1994 and 1993 were 3.8% and 4.0%, respectively, a decrease of 0.2%.

   Service charge income decreased to $8.5 million for 1994 from $20.0 million for 1993 due to the implementation of the Accounts Receivable Program. Without giving effect to the Accounts Receivable Program, 1994 service charge income would have increased 8.1% from 1993 as a result of an increase in average accounts receivable balances due to the increase in sales and the purchase of certain accounts receivable from Beall-Ladymon.


   Store opening and closure costs for 1994 comprised the $5.2 million accrual related to the Store Closure Plan and $0.4 million related primarily to the 10 stores opened during 1994.

   Operating income for 1994 decreased 11.1% to $51.0 million from $57.4 million for 1993. Operating income as a percentage of sales for 1994 decreased to 8.8% from 10.3% for 1993 as a result of the items discussed above.

Such decreases were due to the $5.2 million provision associated with the Store Closure Plan combined with the impact of the implementation of the Accounts Receivable Program in 1993 (see Note 2 to the Company's Consolidated Financial Statements). Adjusted operating income, which excludes the above two factors and store opening costs increased 14.7% to $53.7 million (or 9.2% of sales) from $46.8 million (or 8.4% of sales).


   Net interest expense in 1994 increased 9.9% to $40.0 million from $36.4 million in 1993. The increase in net interest expense is due to a full year of discount accretion in 1994 related to the Senior Discount Debentures versus six months of accretion in 1993. Such increase was partially offset by a decrease in interest expense due to the purchase and retirement of $20.0 million of Senior Notes, and by a reduction in interest expense and the impact on interest expense of the Accounts Receivable Program adopted in 1993.

   As a result of the factors described above, the Company's net income in 1994 increased to $6.3 million from a net loss of $2.8 million in 1993 which included a $16.2 million extraordinary charge associated with the Refinancing.

Seasonality and Inflation

   The Company's business is seasonal and its quarterly sales and profits traditionally are lower during the first three quarters and higher during the fourth quarter (November through January). In addition, working capital requirements fluctuate throughout the year, increasing substantially in October and November in anticipation of the holiday season due to requirements for significantly higher inventory levels.

                                         1994                                        1995
                       -----------------------------------------   ------------------------------------------
                          Q1         Q2         Q3         Q4         Q1         Q2         Q3          Q4
                       --------   --------   --------   --------   --------   --------   --------    --------
                                                      (dollars in thousands)
Net sales  ..........  $128,073   $132,060   $134,939   $186,391   $142,353   $154,578   $159,161    $226,532
Gross profit (1) ....    39,856     39,163     41,110     62,675     46,283     46,555     48,659      72,780
Operating income ....    11,943     10,576     10,029     18,409     14,835     11,074      9,724      25,853
Quarters'
  operating income
  as a percent of
  annual income .....        23%        21%        20%        36%        24%        18%        16%         42%
Income before
  extraordinary
  item ..............  $  1,197   $    463   $     52   $  4,918   $  2,438   $    221   $   (899)   $  8,970
Net income ..........       871        463         90      4,898      2,438        221       (899)      8,970
Adjusted operating
  income (2) ........     9,868      9,081      9,387     25,341     13,797     11,337     10,364      28,498

- -------------

(1) The Company states its inventories at the lower of cost or market, cost being determined on the last-in first-out method. See Note 1 to the Company's Consolidated Financial Statements.
(2) Adjusted operating income represents operating income adjusted to eliminate the income and expense associated with the Company's proprietary credit card program (including the Accounts Receivable Program) and store opening and closure costs.


The Company does not believe that inflation had a material effect on its results of operations during the past two years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

Liquidity and Capital Resources

   At May 4, 1996, the Company's consolidated long-term debt included $130.0 million of Senior Notes, $116.6 million of Senior Subordinated Notes, Senior Discount Debentures with an accreted value of $113.4 million, and certain other debt. See Note 5 to the Company's Consolidated Financial Statements.

   On June 3, 1996, the Company purchased Uhlmans for approximately $28.7 million including the repayment of certain existing indebtedness of Uhlmans. The Company, through SRPC, issued $30.0 million in aggregate principal amount of SRPC Notes on May 30, 1996. The SRPC Notes are secured by the Company's Retained Interest. Interest on the SRPC Notes is payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1996 from amounts received by SRPC from its Retained Interest. The scheduled amortization of principal will commence in December 1999 and is subject to the collection experience regarding the receivables underlying the Trust Certificates at that time. The Company issued the SRPC Notes to finance the

Uhlmans Acquisition. The issuance of the SRPC Notes does not impact the ability of the Company to issue additional certificates under the Accounts Receivable Program to third-party investors.


   Total working capital of $171.7 million at May 4, 1996 remained essentially unchanged from February 3, 1996, although the components of working capital including cash, inventory and accounts receivable varied. Merchandise inventories increased and cash decreased primarily due to the seasonal build in inventories and the opening of 11 stores during the first quarter of 1996. Accounts receivable decreased $15.2 million during the first quarter of 1996 as a result of the seasonal liquidation of accounts receivable generated during the Christmas season.


   Working capital at February 3, 1996 increased 14.8% to $170.1 million from $148.2 million at January 28, 1995. The increase in working capital during 1995 was primarily the result of an increase in inventories required to support the Company's larger store base.


   The Company's primary capital requirements are for working capital, debt service and capital expenditures. Based upon the current capital structure, management anticipates interest payments to be approximately $5.8 million higher than the 1995 level during 1996 and 1997 due to the issuance of the Series D Senior Subordinated Notes and the SRPC Notes. Generally, capital expenditures are for new store openings, remodeling of existing stores and customary store maintenance. Capital expenditures increased from $19.7 million during 1994 to $28.6 million during 1995 as a result of opening 68 new stores during 1995 compared to 10 new stores during 1994. Management expects capital expenditures to be approximately $28.0 million during 1996 consisting primarily of the opening of 35 new stores, the conversion of all of the Uhlmans stores to Stage stores, routine store maintenance, store remodels and renovations at the corporate headquarters. Required aggregate principal payments on debt total $2.4 million during 1996 and 1997.


   The Company's short-term liquidity needs are provided by (i) existing cash balances, (ii) operating cash flows, (iii) the Accounts Receivable Program which provides a source of funds from the sale of accounts receivable to the Trust and (iv) the Revolving Credit Agreements (as defined below). The Company expects to fund its long term liquidity needs from cash flow from operations, through the issuance of debt and/or equity securities, the securitization of its accounts receivable and bank borrowings.

   The Company has a revolving credit agreement with a bank (the "Revolving Credit Agreement") under which it may draw up to $25.0 million. Of this amount, $15.0 million may be used to support letters of credit. As of May 4, 1996, no borrowings were outstanding under the Revolving Credit Agreement. As of May 4, 1996, $8.5 million of the total commitment was used to collateralize letters of credit resulting in available funds of $16.5 million. The Company also has a separate agreement with the bank under which it may borrow an additional $10.0 million for seasonal working capital needs (the "Seasonal Credit Agreement" and together with the Revolving Credit Agreement, the "Revolving Credit Agreements"). Funds are available under the Seasonal Credit Agreement from August 15 through January 15 of each calendar year (the "Seasonal Period"). The Revolving Credit Agreements are available through February 3, 1998. During 1995, the availability under the Revolving Credit Agreement was never less than $4.5 million. During the Seasonal Period, the availability under the Revolving Credit Agreements was never less than $11.5 million.


   SRI is soliciting consents to certain amendments to the indentures governing its Senior Notes, its Series B Senior Subordinated Notes and its Series D Senior Subordinated Notes to, among other things increase the maximum amount of revolving senior secured borrowing capacity to $40.0 million (subject to a reduction to $25.0 million for a 45-day period annually) and relax the limitations on the incurrence of additional indebtedness.

   These amendments are intended to provide the Company with additional financial flexibility in meeting its expansion plans and the working capital requirements of its growing store base, and are conditioned on the consummation of the Offering.

   Since its inception, the Trust has issued $165.0 million of term certificates and a $40.0 million revolving certificate (collectively, the "Trust Certificates") representing undivided interests in the Trust. The holder of the revolving certificate agreed to purchase interests in the Trust equal to the amount of accounts receivable in the Trust above the level required (aggregating $200.1 million at May 4, 1996) to support the term certificates (and, during the fourth quarter, a seasonal minimum retained interest of SRPC), up to a maximum of $40.0 million. If receivable balances in the Trust fall below the level required to support the term certificates, the seasonal retained interest and revolving certificates, certain principal collections may be retained in the Trust until such time as the accounts receivable balances exceed the amount of accounts receivable required to support the Trust Certificates and any required transferor's interest. SRPC receives distributions from the Trust of cash in excess of amounts required to satisfy the Trust's obligations to third-party investors on the Trust Certificates. Cash so received by SRPC may be used to purchase additional accounts receivable from, or make distributions to, the Company after SRPC has satisfied its obligations on the SRPC Notes. As of May 4, 1996, the outstanding balance under the revolving certificate was $3.7 million. The Trust may issue additional series of certificates from time to time on various terms. Terms of any future series will be determined at the time of issuance.



Recent Accounting Pronouncements


   During the first quarter of 1996, the Company adopted Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), and Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation ("SFAS 123"). Neither the adoption of SFAS 121 or SFAS 123 had a material impact on the Company's financial position or results of operations. With the adoption of SFAS 123, the Company continues to measure compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and will provide pro forma disclosures of net income and earnings per share as if the fair value based method prescribed by SFAS 123 had been applied in measuring compensation expense in its annual financial statements.

                                   BUSINESS

General

   The Company operates the store of choice for well known national brand name family apparel in over 200 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a carefully edited, but broad range of merchandise with a high level of customer service in convenient locations. Stage Stores' product offerings include fashion apparel, accessories, fragrances and cosmetics and footwear for women, men and children. Over 85% of 1995 sales consisted of branded merchandise, including nationally recognized names such as Levi Strauss, Liz Claiborne, Chaps/Ralph Lauren, Calvin Klein, Guess, Hanes, Nike, Reebok and Haggar Apparel.


   The Company currently operates 301 stores through its "Stage", "Bealls" and "Palais Royal" trade names in 16 states throughout the central United States. Approximately 76% of these stores are located in small markets and communities with as few as 4,000 people. The Company's store format (averaging approximately 18,000 total selling square feet) and merchandising capabilities enable the Company to operate profitably in these small markets. The remainder of the Company's stores operate in metropolitan areas, primarily in suburban Houston. For the twelve months ended February 3, 1996, the Company would have had pro forma sales and income before extraordinary item of $742.4 million and $20.7 million, respectively.


   In order to fully realize the potential of its unique market position and proven ability to operate profitably in small markets, the Company began recruiting a new senior management team commencing in 1993. This new management team has (i) initiated an aggressive growth strategy to capitalize on available opportunities through new store openings and strategic acquisitions in new markets, (ii) refined the Company's retailing concept,
(iii) implemented new merchandising and operating programs, and (iv) closed unprofitable stores. The Company has made substantial progress in implementing its growth strategy by opening or acquiring 68 stores in 1995 and 45 stores to date in 1996, and expects to open approximately 24 additional stores during the remainder of 1996. In addition, the Company's goal is to open approximately 55 new stores in 1997.

Competitively Well Positioned

   As a result of its small market focus, Stage Stores generally faces less competition for brand name apparel, because consumers in small markets generally have only been able to shop for branded merchandise in distant regional malls. In those small markets where the Company does compete for brand name apparel sales, such competition generally comes from local retailers, small regional chains and, to a lesser extent, national department stores. The Company believes it has a competitive advantage over local retailers and smaller regional chains due to (i) the economies of scale of its large store base, (ii) strong vendor relationships which provide it with a broad selection of branded merchandise at a lower cost, (iii) a proprietary credit card, which enables it to provide an independent source of credit and which generates a significant customer database that supports the Company's promotion and marketing efforts, and (iv) sophisticated operating systems for efficient management. The Company believes it has a competitive advantage in small markets over national department stores due to its (i) experience with smaller markets, (ii) ability to effectively manage merchandise assortments in a small store format, and (iii) operating systems designed for efficient management within small markets. In addition, due to minimal merchandise overlap, Stage Stores generally does not directly compete for branded apparel sales with national discounters such as Wal-Mart.

Key Strengths

   The following factors serve as the Company's key strengths and distinguishing characteristics.

   Ability to Operate Profitably in Smaller Markets. The Company has recognized that customers in small markets are generally as aware of current fashion trends and as sophisticated as consumers in larger urban centers due to the proliferation of electronic, computer and print media. However, these consumers have not traditionally had convenient access to broad assortments of quality, brand name merchandise. The Company operates in small markets with populations ranging from 4,000 to 100,000, has developed a store format, generally ranging in size from 12,000 to 30,000 square feet, which is smaller than typical department stores yet large enough to offer a well edited, but broad selection of merchandise. This format has enabled the Company to operate profitably in small markets. Historically, the Company has achieved higher profit margins in its small market stores. For 1995, store contribution (operating profit before allocation of corporate overhead) as a percentage of sales for small market stores open for at least one year was 18%, as compared to 12% for larger market stores. In addition, by operating more than 300 stores, the Company benefits from economies of scale in buying and merchandising, information systems, distribution and advertising which, combined with the lower cost structure of the smaller market stores, has resulted in operating margins which are among the highest in the retailing industry.


   Benefits of Strong Vendor Relationships. The Company's large store base offers major vendors a unique vehicle for accessing multiple small markets in a cost effective manner. The proliferation of media combined with the significant national marketing efforts of these vendors has created significant demand for branded merchandise in small markets. However, the financial and other limitations of many local retailers has left large national brands with limited access to such markets. Furthermore, these large vendors generally do not sell through national discounters in order to preserve their brand image. The Company's new management team recognized this significant opportunity and continuously seeks to expand its vendor base and has recently added nationally recognized name brands such as Polo, Dockers for Women and Oshkosh, as well as fragrances by Elizabeth Arden, Liz Claiborne and Perry Ellis during 1996. In addition, the Company has also increased the participation by key vendors in joint marketing programs to a level that the Company believes exceeds the standard vendor programs provided to its smaller competitors. For example, the Company is among the largest customers of Levi Strauss, Liz Claiborne and Haggar Apparel and enjoys significant support from such vendors in sales promotions, advertising and store fixture programs.

   Effective Merchandising Strategy. The Company's merchandising strategy is based on an in-depth understanding of its customers and is designed to accommodate the particular demographic profile of each store. This understanding is attributable to over 70 years of experience operating in its markets coupled with 42 buyers who average approximately 10 years of service with the Company. Store layouts and visual merchandising displays are designed to create a friendly, modern and convenient department store atmosphere which is frequently not found in small markets. The Company's strategy focuses on moderately priced merchandise categories which have traditionally yielded attractive margins. The Company offers an edited assortment of quality, moderately priced merchandise that is divided into distinct departments including misses, women's, men's, boy's, footwear, intimate apparel, junior's, children's, accessories, cosmetics, fragrances and gifts.


   To augment its branded merchandise offerings, the Company also offers a quality assortment of higher margin, private label merchandise which comprises less than 15% of total sales. The Company's private label merchandise includes its highly successful Graphite(R) label for apparel, accessories and footwear as well as its new Whispers(R) line of bath and body products and intimate apparel. The Company procures the majority of its private label merchandise through AMC, a cooperative buying service whose participants include nationally recognized retailers, such as Federated Department Stores.

   The Company also utilizes a sophisticated merchandise allocation and transfer system which is designed to maximize in-stock positions, increase sales and reduce markdowns. The Company believes that the combination of the size and experience of its buyer group, its vendor relationships, its strong merchandising systems and its participation in AMC allow the Company to compete effectively on both price and selection in its markets.

   Focused Marketing Strategy. The Company's primary target customers are women between the ages of 20 and 55 with household incomes over $25,000 who are the primary decision makers for family clothing purchases. The Company uses a multi-media advertising approach, including newspaper, radio, direct mail and television, to position its store as the local destination for fashionable, brand name merchandise. In addition, the Company heavily promotes its proprietary credit card in order to create customer loyalty and to effectively identify its core customers. The Company believes it is better able to maintain personal contact with its customers due to the small size of its markets, aggressive advertising strategy and well-developed corporate customer service programs designed to encourage a high level of customer interaction. Stage Stores seeks to enhance its image in the communities it serves by encouraging its store managers and employees to be involved in local activities such as youth groups, civic activities and athletic events.


   Benefits of Proprietary Credit Card Program. The Company aggressively promotes its proprietary credit card and, as a result, experiences a higher percentage of proprietary credit card sales (55.6% of net sales in 1995) than most retailers. The Company considers its credit card program to be a critical component of its retailing concept because it (i) enhances customer loyalty by providing customers with a service that few of its local and regional competitors or discounters offer, (ii) allows the Company to identify and regularly contact its best customers, and (iii) helps create a comprehensive database that allows the Company to implement detailed, segmented marketing and merchandising strategies for each store. In addition, the Company has established a VIP program which offers special services and benefits to customers with credit card purchases over $750 annually. VIP customers are rewarded with certain extra services such as free gift-wrapping, emergency check cashing, free credit card registration, discounts on alterations, and other benefits. While these customers only represent approximately 9.5% of total active cardholders, credit sales to these customers during 1995 comprised 36.6% of total cardholder sales. Sales associates are encouraged to focus their selling efforts on these customers to increase the productivity of the Company's marketing efforts.

   Emphasis on Customer Service. A primary corporate objective is to provide excellent customer service through stores staffed with highly trained and motivated sales associates. All sales associates are evaluated based upon the attainment of specific customer service standards such as offering prompt assistance, suggesting complementary items, sending thank-you notes to charge customers and establishing consistent contact with customers in order to create a customer base for each associate. The Company continuously monitors the quality of its service by making over 3,000 calls each month to its credit card customers who have recently made a purchase. The results of these surveys are used to determine a portion of each store manager's bonus. In addition, the Company has extended this service philosophy to the design of the store; for example, in nearly all stores it has installed call buttons in the fitting rooms and in smaller market stores, has adopted a "Team One" concept which locates the store manager on the selling floor. The Team One concept is also designed to help the store manager ensure that sales associates focus on selling and customer service.


   Sophisticated Operating and Information Systems. The Company supports its retail concept with highly automated, sophisticated and integrated systems in areas such as merchandising, distribution, sales promotions, credit, personnel management, store design and accounting. The Company's merchandising systems assist merchandise planners in allocating merchandise assortments for each store based on specific characteristics and recent sales trends. The Company's point of sale systems include bar code scanning, electronic credit and check authorization, all of which allow the Company to capture customer specific sales data for use in its merchandising system. Other systems allow the Company to identify and mark down slow moving merchandise or efficiently transfer it to stores selling such items more rapidly, and to maintain high levels of in-stock positions in basic items including jeans and hosiery through such systems as base stock replenishment. The Company is focused on expanding its use of electronic data interchange (EDI) and has made significant progress in doing so over the last two years. These systems have enabled the Company to efficiently manage its inventory, improve sales productivity, reduce costs, which have contributed to the Company's relatively high operating income margins. The Company has developed and utilizes an automated store personnel scheduling system that analyzes historical hourly and projected sales trends to efficiently schedule sales personnel. This system is designed to minimize labor costs while producing a higher level of customer service.

Growth Strategy

   In order to fully realize the potential of its unique market position and proven ability to operate profitably in small markets, the Company, through its new management team, has (i) initiated an aggressive growth strategy to capitalize on available opportunities through new store openings and acquisitions and (ii) refined its retailing concept to focus on very small markets with populations of less than 12,000.


   New Store Openings in Smaller Markets. The Company opened 23 new stores and 45 acquired stores in 1995, has opened 11 new stores and acquired 34 stores to date in 1996, and expects to open approximately 24 additional new stores during the remainder of 1996. In addition, the Company's goal is to open approximately 55 new stores in 1997. Since 1994, store additions have allowed the Company to begin operating in 10 additional states. As part of new management's ongoing expansion strategy, the Company has identified over 600 additional markets in the central United States and contiguous states which meet the Company's demographic and competitive criteria. All of these target markets are smaller communities, where the Company has historically experienced its highest profit margins. In addition, the Company believes it has a competitive advantage over local retailers in these markets which are typically underserved by department stores. Based on the Company's historical operating experience, small market stores typically experience lower incremental opening costs and lower occupancy and operating expenses than larger markets. When combined with the Company's operating systems in merchandising, credit, distribution and store personnel scheduling, the smaller market stores have typically generated higher margins than metropolitan market stores. For 1995, store contribution as a percentage of sales for small market stores open for at least one year was 18% as compared to 12% for larger market stores.


   The Company utilizes a proprietary model which is designed to allow management to identify suitable markets for new stores. The Company targets communities for new store openings with populations generally ranging from 12,000 to 30,000, an average household income of $25,000 or more, and which are located at least 30 miles from the nearest regional mall. Such locations generally face limited competition from national retailers. In addition to satisfying the above criteria, only those markets that management believes have the potential to exceed certain minimum sales and profitability standards and have available, suitable, low cost real estate are selected for new store openings. Historically, the Company's new store model has conservatively forecasted sales based on the above factors.

   In opening a new store, the Company's investment consists primarily of inventory, net of vendor payables, and furniture, fixtures, equipment and leasehold improvements. For the Company's stores opened in 1995, inventory investment per store was approximately $450,000, with average vendor payables equal to approximately $110,000 for a net investment per store of approximately $340,000 and investment in furniture, fixtures, equipment and leasehold improvement was approximately $313,000 per store. In addition, pre-opening expenses (which are deferred and expensed in the fiscal year the store opens) for the new stores opened in 1995 averaged approximately $60,000 per new store.

   Strategic Acquisitions. The Company believes that it can benefit from strategic acquisitions by (i) applying its buying and merchandising capabilities, sales promotion techniques and customer service methods, (ii) introducing its proven management systems and (iii) consolidating overhead functions. The Company believes that such actions have allowed it to improve the overall profitability of acquired retailers.

   The Company believes that numerous acquisition opportunities are available in its target markets on favorable terms due in part to (i) financially weakened local retailers and regional chains which, due to their lack of merchandise differentiation, have been adversely impacted by national discounters, (ii) the limited exit strategies available to owners of regional chains who wish to sell, (iii) the relatively limited availability of favorable credit terms from vendors/factors and (iv) competitive pressures created by cost effective retailers such as Stage Stores.


   This strategy has been successfully demonstrated by the Company's acquisition of 45 stores from Beall- Ladymon in 1994 and the subsequent reopening of the stores in the first quarter of 1995 under the Stage name. In 1993, the year prior to their acquisition, the Beall-Ladymon stores generated sales of $53.4 million, whereas the newly opened Stage stores in the same locations generated sales for the twelve months ended May 4, 1996 of $93.1 million, an increase of 74%. Over the same periods, store contribution more than doubled.

   In June 1996, the Company acquired Uhlmans, a privately held apparel retailer with 34 locations in Ohio, Indiana and Michigan, where the Company previously had no stores. These stores are of similar size and merchandise content to the Company's existing stores and are compatible with the Company's retailing concept and growth strategy. Uhlmans generated 1995 sales of $59.7 million. The Company believes significant opportunities are available to improve Uhlmans' financial results through the expansion of certain merchandise categories, the Company's lower merchandising costs, increased proprietary credit card-based sales, the implementation of the Company's operating systems and the elimination of overlapping administrative costs. See "Risk Factors--Future Growth and Recent Acquisitions."

   Expansion to Micromarkets. The Company recently began targeting its small market retailing concept toward communities with populations ranging from 4,000 to 12,000 with stores of less than 12,000 gross square feet. These efforts are designed to build on the Company's favorable operating experience in markets of this size. Stage Stores believes that micromarkets may offer a significant additional avenue for potential growth, because it can successfully apply its existing store model in those micromarkets due to its ability to scale its store concept to the appropriate size, the generally lower levels of competition and low labor and occupancy costs. The Company has identified 1,200 such potential sites in and around the central United States and contiguous states.

Company Operations

   Merchandise Purchasing and Allocation. The Company offers a select assortment of quality, moderately priced soft goods, which are divided into departments including misses, women's, men's, boys, juniors, children's, intimate, petites, accessories, cosmetics, fragrances, gifts and footwear departments. Merchandise mix may vary significantly from store to store to accommodate differing demographic factors. The Company modifies its assortments to focus on merchandise its buyers expect will have the broadest appeal to its targeted customers based upon sales analyses and individual store attributes.

   The Company purchases merchandise from a vendor base of over 2,000 suppliers. The Company's leading vendors for 1995 were Levi Strauss, Liz Claiborne, Haggar Apparel, Guess, Hanes, Nike, Chorus Line, Parson Place and Reebok. The Company was one of Levi Strauss's top ten customers in 1995. No one supplier accounted for more than 9% of the Company's 1995 purchases. The Company is also a member of the cooperative buying service AMC, and as such is entitled to make purchases of imported merchandise for its private label program. The membership provides the Company with group purchasing opportunities. Private label products result in better gross margins for the Company and excellent value for the customer as a result of the lower cost of such apparel as compared to branded items in the same categories. Private label purchases were approximately 8%, 10% and 11% of total purchases in 1993, 1994 and 1995, respectively. The Company currently intends to keep private label merchandise sales below 15% of total purchases in order to focus on sales of branded merchandise.

   Set forth below is certain information regarding the percentage of net sales by major merchandise departments for the Company for 1994 and 1995.

Department                    1994     1995
- ----------                    ----     ----
Mens and Young Men ........    20%      22%
Misses Sportswear .........    15       15
Juniors ...................    15       13
Accessories and Gifts .....    10        9
Children  .................     9        9
Footwear  .................     8        8
Intimate  .................     6        6
Special Sizes  ............     5        5
Cosmetics .................     4        5
Misses Dresses ............     4        4
Boys ......................     3        3
Furs and Coats ............     1        1
                              ---      ---
 Total ....................   100%     100%
                              ===      ===

   The Company's integrated merchandising systems are designed to provide its buyers with the information and analytical support needed to maximize efficiency, increase sales, reduce markdowns and increase inventory turnover through better inventory management. These systems include, among others: (i) an automated merchandise, financial planning and allocation system which recognizes the attributes and current merchandise needs of each store; (ii) a staple stock replenishment system to ensure the Company is in stock on basic items such as hosiery, foundation garments, dress shirts and jeans; (iii) markdown and merchandise transfer analysis; and (iv) an assortment planning system which enables the Company to closely tailor the merchandise assortment in each store based on local demographics and historical trends and automatically allocate merchandise accordingly. In addition, electronic point-of-sale ("POS") terminals at each store record and transmit to the Company's corporate headquarters a real time, full accounting of each day's sales by transaction and item. The Company utilizes its information systems to monitor slow and fast moving merchandise for the purpose of enabling the Company to transfer slower moving merchandise from one store to another store where such merchandise is selling more rapidly. The Company believes that its inventory transfer system improves in-stock positions, increases sales and reduces markdowns, thereby increasing profit margins.

   Credit Services. The Company offers its own private label credit card program, which enhances the Company's relationship with core customers by tailoring credit availability to individual customers and facilitating frequent communication of promotional offering. The number of private label credit accounts and dollar volume of charges reflects an important element in the Company's marketing strategy. The Company believes that private label credit card holders shop more regularly and purchase more merchandise than customers who pay cash or use bankcards. In addition, the Company maintains a database of all proprietary charge purchases of these customers.

Management believes that this data base is a significant competitive advantage over competitors who lack such programs, allowing the Company to target promotional material, via direct mail, to its regular customers. At May 4, 1996, there were more than 1.5 million active accounts. Private label credit card purchases generated approximately 55.6% of net sales in 1995. The Company seeks to expand the volume of such credit card purchases through a marketing strategy emphasizing (i) direct mail of promotional materials to existing cardholders to communicate new merchandise offerings, (ii) promotion of customer incentive programs and (iii) the issuance of new credit through the opening of new accounts and extension of credit on existing accounts. It is the Company's policy to expand the number and use of private label credit card accounts on a controlled basis by utilizing computerized systems such as point-scoring for approving new accounts and behavioral scoring for monitoring account performance and approving additional purchases.

   The Company administers its private label credit card program through a dedicated in-house facility and staff located in Jacksonville, Texas. The Company's internally developed, fully computerized and highly automated credit systems analyze customer payment histories, automatically approve or reject new sales at point of sale and enable account representatives to efficiently manage delinquent account collections.

   Management Information Systems. In addition to its merchandising systems described above, the Company relies on proprietary management information systems to maximize productivity and minimize costs in the other labor-intensive areas of its business, including distribution, personnel management, credit and accounting. In each store, the Company's POS system uses bar code scanning and includes electronic credit and check authorization. The Company has made substantial investments in its systems and utilizes a central mainframe computer to coordinate store level information and to support almost every aspect of the business. By linking the corporate headquarters with each store, the Company's systems allow the merchandising department to track sales of all items at all stores at any time and enable immediate POS credit approval for the use of private label credit cards. These systems have enabled the Company to better manage and plan its inventory while reducing costs and have contributed to the Company's relatively high operating margins.

   Distribution. The Company's 450,000 square foot automated and centralized distribution center in Jacksonville, Texas enables it to distribute most merchandise within 48 hours of receipt and has the current capacity (with minimal incremental investment) to support in excess of 800 stores. The Company's centralized distribution system results in more efficient distribution costs per unit, lower freight costs and reduced accounts payable processing costs than certain of the Company's competitors. In 1995, the Company entered into an arrangement with a major freight forwarder for the delivery of merchandise from the distribution center to all of the Company's stores on a daily basis. This arrangement is a more cost-efficient method of distribution than the Company's previous method of multiple common carriers. Distribution expenses, net of handling fees charged to vendors, were less than 0.5% of net sales in each of 1994 and 1995, which the Company believes is below industry averages.

Competition

   The retail apparel business is highly competitive. Retailers generally compete on the basis of convenience of location, merchandise selection, service and price. Although competition varies widely from market to market, the Company faces substantial competition, particularly in metropolitan markets, from national, regional and local department and specialty stores. Some of the Company's competitors are considerably larger than the Company and have substantially greater financial and other resources than the Company. The Company believes that its distinctive retail concept, combined with its emphasis on operating systems and technology, distinguishes it from department store and specialty store competitors, especially in small markets. The Company believes that its knowledge of small markets has enabled it to establish a strong franchise in those markets.

Employees


   During 1995, the Company employed an average of 9,946 employees, of which 1,069 were salaried and 8,877 were hourly. The central offices (which includes corporate, credit and distribution center offices) averaged 296 salaried and 684 hourly employees during 1995. In its stores, the Company employed an average of 773 salaried and 8,193 hourly employees during 1995. Such averages will vary during the year as the Company traditionally hires additional employees and increases the hours of part-time employees during peak seasonal selling periods. At May 31, 1996, the Company employed 10,105 employees, including 980 central employees and 921 employees acquired in connection with the Uhlmans Acquisition. There are no collective bargaining agreements in effect with respect to any of the Company's employees. The Company believes that it has a good relationship with its employees.

   The Company has implemented performance monitoring systems designed to assure achievement of selling and service standards at the store level. Most of the Company's sales associates participate in incentive-based compensation programs with objectives that are defined at the individual department and store level. During 1995, 95% of all Company personnel participated in incentive and recognition programs based on individual performance.

Properties

   The Company's corporate headquarters is located in a 130,000 gross square foot building in Houston, Texas. The Company leases the land and building at its Houston facility. See "Certain Relationships and Related Transactions--Transactions with Management." The Company owns its distribution center and its credit department facility, both located in Jacksonville, Texas. In connection with the Uhlmans Acquisition, the Company acquired 34 stores, all of which are leased.

   The Company currently operates stores located in the following states and expects to open stores in Arizona, South Dakota, Minnesota and Nebraska during 1996:

                                                    Number of Stores (1)
                                            ----------------------------------
                                             Year End    Year End     June 25,
        Location                               1994        1995         1996
        --------                            ----------  ----------   ---------
    Alabama .............................         3           3            3
    Arkansas ............................        --          12           13
    Colorado ............................        11          12           11
    Illinois ............................        --           5           11
    Indiana (2) .........................        --          --            2
    Iowa ................................        --           3            4
    Kansas  .............................        --           2            2
    Louisiana  ..........................        --          26           26
    Michigan (2)  .......................        --          --            6
    Mississippi .........................        --           6            7
    Missouri ............................         1           4            4
    New Mexico ..........................         8           8            9
    Ohio (2) ............................        --          --           26
    Oklahoma ............................        11          13           13
    Texas ...............................       153         161          162
    Wyoming .............................         1           1            1
                                                ---         ---          ---
      Total .............................       188         256          300
                                                ===         ===          ===

- -------------
(1) Excluding the stores included in the Store Closure Plan.
(2) Represents stores acquired in connection with the Uhlmans Acquisition.

   Stores range in size from 4,000 to 46,000 selling square feet with the majority between 12,000 and 30,000 selling square feet. In general, Bealls stores are located in small markets primarily in Texas, Oklahoma and New Mexico, Stage stores are located in small markets in states other than Texas, Oklahoma and New Mexico and Palais Royal stores are located in metropolitan Houston and suburban areas. These stores are primarily located in strip shopping centers. All store locations are leased except for three Bealls stores and two Stage stores that are owned. All leases provide for a base rent amount plus contingent rentals, generally based upon a percentage of gross sales. The recently acquired Uhlmans stores, the majority of which will be operated by the Company as Stage stores, range in size between 4,100 and 32,900 selling square feet, with the majority between 12,000 and 20,000 selling square feet.

Litigation

   From time to time the Company and its subsidiaries are involved in various litigation matters arising in the ordinary course of its business. Management believes that none of the matters in which the Company or its subsidiaries are currently involved, either individually or in the aggregate, is material to the financial position, results of operations or cash flows of the Company or its subsidiaries.

                                  MANAGEMENT

Directors and Executive Officers

   The directors and executive officers of the Company and their respective ages and positions are as follows:

 Name                 Age                       Position
- -----                 ---                       --------

Bernard Fuchs(1)       69     Chairman and Director

Carl Tooker            48     Chief Executive Officer, President and
                              Director

Mark Shulman           47     Executive Vice President/Chief Merchandising
                              Officer

James Marcum           36     Executive Vice President/Chief Financial
                              Officer

Stephen Lovell         40     Executive Vice President/Director of Stores

Ron Lucas              49     Senior Vice President/Human Resources

Jerry Ivie             63     Senior Vice President, Secretary and
                              Treasurer

Joshua Bekenstein(1)   37     Director

Adam Kirsch(2)         34     Director

Peter Mulvihill(2)     37     Director

Lasker Meyer           70     Director

- -------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.


   The Company expects to expand the size of the Board to add three directorships in 1996, at least two of which will be filled with independent, outside directors.

   The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews the Company's internal accounting policies and practices. The Compensation Committee approves the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels and administers the Company's incentive plans.

   Mr. Fuchs has been involved in retailing since 1944. He began his career with Grayson Shops of California and subsequently served as Executive Vice President and Chief Operating Officer of S. Klein in New York from 1960 through 1967. He came to Palais as Executive Vice President and Chief Operating Officer in 1967 and became President and Chief Executive Officer in 1979. Mr. Fuchs was Chairman and Chief Executive Officer of the Company and SRI from December 1988 until July 1994 when Mr. Tooker was appointed Chief Executive Officer. Mr. Fuchs continues to serve as Chairman.

   Mr. Tooker joined the Company as a Director, President and Chief Operating Officer on July 1, 1993. On July 1, 1994, Mr. Tooker was appointed Chief Executive Officer. Mr. Tooker has 24 years of experience in the retail industry, 18 of which were spent in the May Co. where he served as Chairman and Chief Operating Officer of Filene's of Boston from 1988 to 1990. In 1990, Mr. Tooker joined Rich's, a division of Federated Department Stores, Inc., as President and Chief Operating Officer, and in 1991 Mr. Tooker was promoted to Chief Executive Officer of Rich's where he served until joining the Company in 1993.

   Mr. Shulman joined the Company in January 1994 as Executive Vice President and Chief Merchandising Officer with 24 years of retailing experience. Prior to joining the Company, Mr. Shulman held varying positions with Bloomingdales, Rikes and I. Magnin, all of which are divisions of Federated Department Stores, Inc. Mr. Shulman served as President and CEO of Ann Taylor from 1985 to 1987, President and Chief Executive Officer of Henri Bendel (a division of the Limited) from 1987 to 1990, President and Chief Operating Officer of Bonjour, Inc. from 1990 to 1992, and president of Leslie Fay Dress Division from 1992 to 1994.

   Mr. Marcum joined the Company in June 1995 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Marcum held various positions at the Melville Corporation where he was employed since 1983 and where he served as Treasurer from 1986 to 1989, Vice President and Controller of Marshalls, Inc., a division of the Melville Corporation, from 1989 to 1990 and from 1990 to 1995 as Senior Vice President and Chief Financial Officer of Marshalls, Inc. From 1980 to 1983, Mr. Marcum was employed at Coopers and Lybrand L.L.P.

   Mr. Lovell joined the Company in June 1995 as Executive Vice President and Director of Stores. Before joining the Company, Mr. Lovell served in various positions at Hit or Miss, a division of TJX Companies, where he was employed since 1980 and where he served since January 1987 as Senior Vice President and Director of Stores.

   Mr. Lucas joined the Company in July 1995 as Senior Vice President, Human Resources. Between 1987 and 1995, Mr. Lucas served as Vice President, Human Resources at two different divisions of Limited, Inc., the Limited Stores Division and Lane Bryant. Previously, he spent seventeen years at the Venture Stores Division of May Co. where from 1985 to 1987 he was Vice President, Organization Development.

   Mr. Ivie has served as Senior Vice President, Secretary and Treasurer of the Company since December 1988. Between 1976 and 1990, he served in various capacities with Palais. From 1959 to 1976, Mr. Ivie was employed in the finance department of Burdine's, a division of Federated Department Stores, Inc.

   Mr. Bekenstein has been a director since December 1988 and was Vice Chairman of the Board of Directors and Chief Financial Officer of the Company from May 1992 until June 1995 when Mr. Marcum was appointed Chief Financial Officer. In March 1996, Mr. Bekenstein resigned as Vice Chairman. Mr. Bekenstein continues to serve as a director. Mr. Bekenstein has been a Managing Director of Bain Capital, Inc. since May 1993 and a General Partner of Bain Venture Capital since its inception in 1987. Mr. Bekenstein also currently serves on the Board of Directors of Waters Corporation.

   Mr. Kirsch has been a Managing Director of Bain Capital, Inc. since May 1993 and a General Partner of Bain Venture Capital since 1990 and was an associate and principal of Bain from 1987 to 1990. Mr. Kirsch also currently serves as a director of Brookstone, Inc., Duane Reade Holding Corp., Dade Holdings Inc. and the Wesley-Jessen Corporation.

   Mr. Mulvihill has been a director since December 1988. Mr. Mulvihill has served as a Managing Director of Oak Hill Partners, Inc. (the management company for Acadia) since 1993. From June 1987 to 1993, Mr. Mulvihill worked for and was associated with Rosecliff, Inc. (the predecessor of Oak Hill). Prior to joining Rosecliff, Mr. Mulvihill was an investment banker with Drexel Burnham Lambert Incorporated in the corporate finance department from 1985 to 1987. Mr. Mulvihill also serves as a director of Harvest Foods, Inc., an Arkansas-based grocery chain.

   Mr. Meyer served as Vice-Chairman and Chief Merchandising Officer of SRI from May 1989 until he retired in December 1993. Mr. Meyer has been a director since 1988. Mr. Meyer was at Foley's from 1959 until 1987, when he retired from his position as Chairman and Chief Executive Officer.

   At present, all Directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Currently, certain members of the Board of Directors are elected pursuant to a stockholders agreement, which will be terminated upon completion of the Offering. See "Certain Relationships and Related Transactions." There are no family relationships between any of the Directors or executive officers of the Company. Following the consummation of the Offering each director shall serve until the following annual meeting when a successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Executive Compensation

                          Summary Compensation Table

   The following summarizes the principal components of compensation of the Company's Chief Executive Officer and the four highest compensated executive officers. The compensation set forth below fully reflects compensation for work performed on behalf of the Company.

                                                                                     Long-Term
                                                                                   Compensation
                                                    Annual Compensation                Awards
                                               ---------------------------------   ------------
                                                                         Other
                                                                         Annual       Securities      All Other
                                          Fiscal    Salary    Bonus   Compensation     Underlying       Comp.
Name and Principal Position                Year      ($)      ($)         ($)       Options/SARs(#)    ($) (1)
- ---------------------------               ------    ------    -----   ------------   --------------   ---------
Bernard Fuchs,                             1995     437,500   28,870    189,375(2)           --            252
  Chairman and                             1994     450,000   65,265     35,625(3)           --          1,260
 Director ...............................  1993     450,000   59,200  3,713,000(4)      197,000          1,260

Carl Tooker,                               1995     538,416   43,305     67,600(5)          --              87
  President,                               1994     468,750   56,128     67,600(5)       50,000            174
  Chief Executive Officer and Director...  1993     247,916   75,000    132,116(6)      200,000             --

Mark Shulman,                              1995     302,082   75,000      9,600(7)       15,000            783
  Executive Vice President and             1994     276,614   41,250     93,984(8)      100,000            160
  Chief Merchandising Officer ...........  1993          --       --         --              --             --

James Marcum,                              1995     183,333   55,000    184,722(9)      100,000            173
  Executive Vice President and             1994          --       --         --              --             --
  Chief Financial Officer ...............  1993          --       --         --              --             --

Stephen Lovell,                            1995     183,333   55,000    173,535(10)      75,000            268
  Executive Vice President,                1994          --       --         --              --             --
  Director of Stores ....................  1993          --       --         --              --             --


- -------------

 (1) Amounts shown for 1995 reflect premiums paid for life insurance coverage.

 (2) Amount shown reflects a distribution related to options vested of $35,625 and the value realized upon the exercise of options for Common Stock of $153,750. Value realized is based upon the fair market value of the stock at the exercise date minus the exercise price.

 (3) Amount shown reflects a distribution related to options vested.

 (4) Amount shown reflects the value realized upon the exercise of options for Common Stock. Value realized is based upon the fair market value of the stock at the exercise date minus the exercise price.

 (5) Amount shown reflects a distribution related to options vested of $38,000 and housing and automobile allowances of $29,600 paid to Mr.
     Tooker during 1994 and 1995.

 (6) Amount shown reflects moving expenses of $114,861 and housing and automobile allowances of $17,255 paid to Mr. Tooker during 1993.

 (7) Amount shown reflects housing and automobile allowances paid to Mr. Shulman during 1995.

 (8) Amount shown reflects moving expenses of $385,184 and housing and automobile allowances of $8,800 paid to Mr. Shulman during 1994.

 (9) Amount shown reflects moving expenses paid to Mr. Marcum during 1995.

(10) Amount shown reflects moving expenses of $167,935 and housing and automobile allowances of $5,600 paid to Mr. Lovell during 1995.

                    Option/SAR Grants in Last Fiscal Year

   The following discloses options granted during 1995 for the executives named in the compensation table above.


                              Individual Grants                             Potential Realizable
                  -----------------------------------------------          Value at Assumed Annual
                      Number of      % of Total                      Rates of Stock Price Appreciation
                     Securities     Options/SARs                               for Option Term
                      Underlying     Granted to                       -----------------------------------
                    Options/SARs    Employees in      Exercise of   Expiration      5% Annual         10% Annual
     Name           Granted(#)(1)   Fiscal Year(%)   Base Price($)     Date        Growth Rate($)    Growth Rate($)
- ----------------  --------------   --------------    ------------   ----------     -------------     -------------
Mark Shulman.....       15,000          3.5             2.88         6/10/05          27,000            68,850
James Marcum.....      100,000         23.2             2.88         6/01/05         180,000           459,000
Stephen Lovell...       75,000         17.4             2.88         6/01/05         135,000           344,250


- -------------
(1) All of such options were granted under the 1993 Option Plan (as defined). The options granted under such plan are subject to vesting and repurchase provisions upon termination of employment.

             Aggregated Option/SAR Exercises in Last Fiscal Year
                    and Fiscal Year End Option/SAR Values

   The following summarizes exercises of stock options (granted in prior years) during 1995 by the executives named in the compensation table above in the past year, as well as the number and value of all unexercised options held by the named officers at the end of 1995.

                                                      Number of
                                                      Securities
                                                      Underlying         Value of
                                                      Unexercised       Unexercised
                                                     Options/SARs       In-the-Money
                                                           at         Options/SARs at
                                                       FY-End (#)      FY-End ($)(2)
                                                     ------------    -----------------
                         Shares         Value
                     Acquired on     Realized        Exercisable/       Exercisable/
  Name               Exercise(#)     ($)(1)          Unexercisable      Unexercisable
- ---------            -----------    -----------     ---------------  -----------------
Bernard Fuchs......    84,400         153,750       46,900/65,700     210,540/264,120
Carl Tooker .......       --               --      90,000/160,000     420,000/702,000
Mark Shulman ......       --               --       40,000/75,000     114,000/202,800
James Marcum ......       --               --           -/100,000           -/212,000
Stephen Lovell ....       --               --            -/75,000           -/159,000

- -------------

(1) Value is based upon the fair market value of the stock at the applicable date minus the exercise price (the "Fair Market Value"). Fair Market Value has been determined in good faith by the Board of Directors based upon historical and projected financial performance.

(2) Value is based upon the Fair Market Value of the stock as of February 3, 1996 minus the exercise price.

Compensation of Directors

   During 1995, Mr. Meyer received cash compensation of $25,000 for services rendered as a director. The Company expects that its independent outside directors will be paid in a manner and at a level consistent with industry practice.

Compensation Committee Interlocks and Insider Participation

   The current members of the Compensation Committee are Mr. Fuchs and Mr. Bekenstein, who served in such capacities during the last fiscal year. Mr. Fuchs abstains from voting on matters relating directly to his compensation as an executive officer. See "Certain Relationships and Related Transactions" for a description of certain transactions between Mr. Fuchs and the Company and Bain and the Company.

Management And Employment Agreements

Fuchs Management Agreement

   The Company, Bain and certain of its affiliates, Citicorp and Bernard Fuchs entered into a management agreement (the "Fuchs Management Agreement"), dated as of May 26, 1989 and amended effective February 1, 1993, pursuant to which
(i) the Company employed Mr. Fuchs as an executive officer and (ii) Mr. Fuchs purchased from Bain and certain of its affiliates, and an affiliate of Citicorp, in the aggregate, 293,750 shares of the Company's common stock for $0.09 per share and 250 shares of the Company's senior preferred stock for $1,000 per share (subsequently redeemed in connection with the Refinancing). The Fuchs Management Agreement provides that transfers of common stock by Mr. Fuchs are subject to certain rights to first offer and refusal of the Company and the other parties to the Fuchs Management Agreement.


   Pursuant to the Fuchs Management Agreement, Mr. Fuchs served as Chairman of the Board and Chief Executive Officer until July 1, 1994 when Mr. Tooker was appointed Chief Executive Officer. Mr. Fuchs continues to serve as Chairman. The Fuchs Management Agreement, as amended, provides for a base salary plus an annual incentive bonus based on an increase in the Company's pretax income (excluding any increase or decrease in pretax income attributable to any financial restructuring) as compared to the fiscal year in which the Company recorded its highest pretax income prior to the fiscal year for which the bonus is being paid. The incentive bonus is applicable to fiscal years 1993 through 1998. Mr. Fuchs may also be awarded discretionary bonuses by the Company's Compensation Committee elected by the Board of Directors. The Fuchs Management Agreement generally restricts Mr. Fuchs from competing with the Company or its subsidiaries for a period of 24 months after his termination, except for termination without cause. Pursuant to the Fuchs Management Agreement, Mr. Fuchs' base salary for 1996, 1997 and 1998 shall be $300,000, $200,000 and $100,000, respectively.

   In connection with the February 1993 amendment to the Fuchs Management Agreement, the Company also entered into a stock option agreement with Mr. Fuchs providing the grant of options to acquire up to 150,000 shares of SRI's common stock at an original purchase price of $5.00 per share. Such options are subject to vesting and repurchase restrictions. In connection with the formation of the Company, such options were converted into options to acquire shares of Common Stock at a price of $0.10 per share and the right to receive payments equaling $0.95 per option share ratably over the vesting schedule.

Tooker Employment Agreement


   In June 1996, the Company and Carl Tooker entered into an employment agreement (the "Tooker Employment Agreement") providing for Mr. Tooker's employment as President and Chief Executive Officer. The Tooker Employment Agreement provides for an initial base salary of $600,000 plus an annual incentive bonus as agreed to with the Compensation Committee. The Tooker Employment Agreement also provides for annual performance and salary reviews, and for participation in all other bonus and benefit plans available to executive officers of the Company.

   If the Company terminates Mr. Tooker other than for good cause, (as defined in the Tooker Employment Agreement) or if Mr. Tooker voluntarily terminates his employment at a time when he is not a member of the Board, Mr. Tooker is then entitled to one year's base salary, any accrued or unpaid bonus, salary and deferred compensation, any expense allowances and any earned but unpaid benefits under the Company's benefit plans. The Tooker Employment Agreement also provides that, following a change in control (as defined in the Tooker Employment Agreement) if Mr. Tooker is terminated other than for good cause or Mr. Tooker resigns other than for good reason (as defined in the Tooker Employment Agreement), Mr. Tooker is entitled to three year's base salary (as opposed to eighteen months) plus the amounts referred to above. In the event of a change of control of the Company, in which the Company does not survive, all unvested options for the purchase of Common Stock held by Mr. Tooker vest immediately. The Tooker Employment Agreement contains certain non-compete and confidentiality provisions.

Other Employment Agreements

   In June 1996, the Company entered into employment agreements with Messrs. Shulman, Marcum, Lovell and Lucas which provide for their initial base salaries as well as annual incentive bonuses as agreed to with the Compensation Committee. The employment agreements also provide for annual performance reviews, salary increases at the discretion of the Compensation Committee, and participation in all other bonus and benefit plans available to executive officers of the Company. The initial base salaries provided for in the individual employment agreements are as follows:

                                                                 Initial Base
         Executive                 Position                        Salary
       -------------     -----------------------------------    ------------
       Mark Shulman      Executive Vice President and             $350,000
                         Chief Merchandising Officer
       James Marcum      Executive Vice President and             $300,000
                         Chief Financial Officer
       Stephen           Executive Vice President and             $300,000
       Lovell            Director of Stores
       Ron Lucas         Senior Vice President, Human Resources   $190,000

   If the Company terminates any of the aforementioned individuals, other than for good cause (as defined in the respective employment agreements), then the terminated individual is entitled to one years's base salary, any accrued or unpaid bonus, salary and deferred compensation, any expense allowances, and any earned but unpaid benefits under the Company's benefit plans. The employment agreements also provide that, following a change of control (as defined in the respective employment agreements), the respective individual is entitled to two years' base salary (as opposed to one) plus the amounts referred to above. In the event of a change of control of the Company in which the Company does not survive, all uninvested options for the purchase of Common Stock held by the aforementioned individuals vest immediately. The employment agreements contain certain non-compete and confidentiality provisions.

1993 Stock Option Plan


   In 1993, the Company adopted the Third Amended and Restated Stock Option Plan, a successor plan to prior SRI plans (the "1993 Stock Option Plan") designed to provide incentives to present and future executive, managerial, marketing, technical, other key employees, and consultants and advisors of the Company and its subsidiaries as selected in the sole discretion of the Board of Directors. The 1993 Stock Option Plan provided for aggregate option grants of up to 2,000,000 shares. As of June 25, 1996, options to purchase an aggregate of 1,448,237 shares of Common Stock at prices from $0.10 to $10.00 are currently outstanding under the 1993 Stock Option Plan. In connection with the Offering, the Compensation Committee intends to grant options to purchase [ ] shares of Common Stock under this plan to members of executive management and other key executives at a price equal to or greater than the initial public offering price. No additional grants shall be made under the 1993 Stock Option Plan after the consummation of the Offering.


1996 Equity Incentive Plan

   In connection with the Offering, the Company has adopted the 1996 Equity Incentive Plan (the "Incentive Plan") designed to update and replace the 1993 Stock Option Plan.


   The Incentive Plan provides for the granting to employees and other key individuals who perform services for the Company and its subsidiaries ("Participants") of the following types of incentive awards: stock options, stock appreciation rights ("SARs"), restricted stock, performance units, performance grants and other types of awards that the Compensation Committee of the Board of Directors (the "Committee") deems to be consistent with the purposes of the Incentive Plan. An aggregate of 1,500,000 shares of Common Stock have been reserved for issuance under the Incentive Plan; however, no Participant shall be entitled to receive grants of Common Stock, stock options or SARs with respect to Common Stock, in any calendar year in excess of 400,000 shares in the aggregate. The Incentive Plan affords the Company latitude in tailoring incentive compensation for the retention of key personnel, to support corporate and business objectives, and to anticipate and respond to a changing business environment and competitive compensation practices.


   The Committee will have exclusive discretion to select the Participants and to determine the type, size and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the Incentive Plan. The Incentive Plan is scheduled to terminate ten years from the date that the Incentive Plan was initially approved and adopted by the stockholders of the Company, unless extended for up to an additional five years by action of the Board of Directors. With limited exceptions, including termination of employment as a result of death, disability or retirement, or except as otherwise determined by the Committee, rights to these forms of contingent compensation are forfeited if a recipient's employment or performance of services terminates within a specified period following the award. Generally, a Participant's rights and interest under the Incentive Plan will not be transferable except by will or by the laws of descent and distribution.

   Options, which include nonqualified stock options and incentive stock options, are rights to purchase a specified number of shares of Common Stock at a price fixed by the Committee. The option price may be less than, equal to or greater than the fair market value of the underlying shares of Common Stock, but in no event less than the fair market value on the date of grant. Options generally will expire not later than ten years after the date on which they are granted. Options will become exercisable at such times and in such installments as the Committee shall determine. Payment of the option price must be made in full at the time of exercise in such form (including, but not limited to, cash or Common Stock of the Company) as the Committee may determine.

   A SAR may be granted alone, or in tandem with another option or award, or a holder of an option or other award may be granted a related SAR, either at the time of grant or by amendment thereafter. In the event that an SAR is granted in tandem with another award, the holder of the SAR must surrender the SAR and surrender, unexercised, any related option or other award, and the holder will receive in exchange, at the election of the Committee, cash or Common Stock or other consideration, or any combination thereof, equal in value to the difference between the exercise price or option price per share and the fair market value per share on the last business day preceding the date of exercise, times the number of shares subject to the SAR or option or other award, or portion thereof, which is exercised.

   A restricted stock award is an award of a given number of shares of Common Stock which are subject to a restriction against transfer and to a risk of forfeiture during a period set by the Committee. During the restriction period, the Participant generally has the right to vote and receive dividends on the shares. Dividends received while under restriction are treated as compensation.

   Performance grants are awards whose final value, if any, is determined by the degree to which specified performance objectives have been achieved during an award period set by the Committee, subject to such adjustments as the Committee may approve based on relevant factors. Performance objectives are based on such measures of performance, including, without limitation, measures of industry, Company, unit or Participant performance, or any combination of the foregoing, as the Committee may determine. The Committee may make such adjustments in the computation of any performance measure as it deems appropriate. A target value of an award is established (and may be amended thereafter) by the Committee and may be a fixed dollar amount, an amount that varies from time to time based on the value of a share of Common Stock, or an amount that is determinable from other criteria specified by the Committee. Payment of the final value of an award is made as promptly as practicable after the end of the award period or at such other time or times as the Committee may determine.

   Upon the liquidation or dissolution of the Company all outstanding awards under the Incentive Plan shall terminate immediately prior to the consummation of such liquidation or dissolution, unless otherwise provided by the Committee. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, all restrictions on any outstanding awards may lapse and Participants may be entitled to the full benefit of such awards, as determined by the Committee, immediately prior to the closing date of such sale or merger.

  Certain Federal Tax Consequences under the Incentive Plan

   The following discussion addresses certain federal income tax consequences under current law to recipients of awards made under the Incentive Plan. The following discussion is intended only as a general summary of the federal income tax consequences arising under the Incentive Plan based upon the Internal Revenue Code (the "Code") as currently in effect. Because federal income tax consequences will vary as a result of individual circumstances, each Participant should consult his tax advisor with respect to the tax consequences of such participation. Moreover, the following summary relates only to a Participants' federal income tax treatment, and the state, local and foreign tax consequences may be substantially different.

   A Participant to whom a nonqualified stock option is granted will not recognize any income at the time of the grant. When a Participant exercises a nonqualified stock option, he generally will recognize ordinary compensation income equal to the difference, if any, between the fair market value of the Common Stock he receives at such time and the option's exercise price. The Participant's tax basis in such shares will be equal to the exercise price paid plus the amount includable in his gross income as compensation, and his holding period for such shares will begin on the day on which he recognizes taxable income in respect of such shares.

   A Participant to whom an incentive stock option is granted will not recognize any ordinary income at the time of grant or at the time of exercise. However, upon the exercise of an incentive stock option, the Participant generally will be required to include the excess of fair market value of the Common Stock over the option's exercise price in his alternative minimum taxable income and, as a result, he may be subject to an alternative minimum tax ("AMT"). In order to obtain incentive stock option treatment for federal income tax purposes, a Participant (i) must be an employee of the Company or a subsidiary continuously from the date of grant until any termination of employment and (ii) in the event of such a termination, must exercise an incentive stock option within three months after such termination, except if disabled, in which case exercise may occur within one year from the date of termination of employment. If a Participant holds Common Stock received upon the exercise of an incentive stock option for more than one year after exercise and more than two years after the option was granted (the "Statutory Holding Periods"), then upon a sale of such Common Stock he will recognize long-term capital gain or loss equal to the difference, if any, between the sale price of such shares and the option's exercise price. If the Participant has not held such shares for the Statutory Holding Periods, when he sells such share (a "disqualifying disposition") he will recognize ordinary compensation income equal to the lesser of (i) the excess, if any, of the fair market value of such shares on the date of exercise over the exercise price or (ii) the excess, if any, of the sale price over the exercise price. Any additional gain or any loss on such sale will constitute capital gain or loss, short- or long-term depending upon whether the Participant has held the Common Stock for more than one year after the exercise date. The tax basis of such shares to the Participant, for purposes of computing such other gain or loss, will be equal to the exercise price paid plus the amount includable in his gross income as compensation, if any.

   A participant will not recognize any taxable income as a result of the inclusion of SARs in a nonqualified stock option or an incentive stock option. At the time of exercise, a Participant generally will recognize ordinary compensation income in an amount equal to the cash and the fair market value of the Common Stock he receives to satisfy his SARs. The Participant's tax basis in any such shares received pursuant to a SAR will be equal to the amount includable in his gross income as compensation in respect of such shares, and the Participant's holding period therefor will begin on the day on which he recognizes taxable income in respect of such shares.

   With respect to restricted stock awards, unless he files a timely election with the Internal Revenue Service under Section 83(b) of the Code (a "Section 83(b) election"), a Participant who receives Common Stock pursuant to a restricted stock award will not recognize any taxable income upon the receipt of such award, but will recognize taxable compensation income at the time his interest in such shares is no longer subject to the repurchase option imposed by the Plan in an amount equal to the fair market value of such shares at such time. Alternatively, by filing a Section 83(b) election within 30 days after the shares are granted, the Participant may elect to recognize ordinary income equal to the fair market value of the shares on the grant date. In either event, the Participant's tax basis in such shares will be equal to the amount includable in his gross income as compensation, and his holding period for such shares will begin on the date his compensation income is determined. If a Participant does not make a Section 83(b) election, dividends paid on restricted stock awards will be includable in his income as compensation when received.

   A Participant to whom a performance grant award is made will not recognize taxable income at the time such award is made. Such Participant generally will recognize taxable income, however, at the time cash, Common Stock or other Company securities or property are paid to him pursuant to such award in an amount equal to the amount of such cash and the fair market value at such time of such shares, securities or property. The tax basis of any such shares, securities or property received by a Participant pursuant to a performance grant award will be equal to the amount includable in his gross income as compensation in respect of such shares, securities or property, and the holding period therefor will begin on the day on which he recognizes taxable income in respect of such shares, securities or property. Any income equivalents paid to a Participant with respect to his performance grant award should generally be regarded as compensation.

   If a Participant who receives Common Stock under the Incentive Plan (whether pursuant to the exercise of an option, as a restricted stock award, or as a performance grant award) is subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such recipient, an "Insider"), the tax consequences may be different from those described above. Generally, an Insider will not recognize income (or, in the case of the exercise of an incentive stock option, alternative minimum taxable income) on receipt of Common Stock until he is no longer subject to liability with respect to the disposition of such Common Stock. However, by filing a Section 83(b) election with the Internal Revenue Service no later than 30 days after the date of transfer of property (e.g., after exercise of a nonqualified stock option that was granted within six months of such exercise), an Insider may elect to be taxed based upon the fair market value of the Common Stock at the time of such transfer.

   Subject to certain limitations described in the next paragraph, the company for which a Participant is performing services generally will be allowed to deduct amounts that are includable in the Participant's income as ordinary compensation income at the time such amounts are so includable, provided that such amounts qualify as reasonable compensation for personal services actually rendered.

   With limited exceptions, the Company may not deduct certain compensation paid to its chief executive officer or any of its four other highest paid executives to the extent such compensation exceeds $1 million in any taxable year. Depending on the circumstances, some or all of the compensation paid to such an executive under the Incentive Plan may be nondeductible.

Company Retirement Plans

   Retirement Plan. The Specialty Retailers, Inc. Restated Retirement Plan (the "Retirement Plan") is a qualified defined benefit plan. Benefits under the Retirement Plan are administered through a trust arrangement providing benefits in the form of monthly payments or a single lump sum payment. The Retirement Plan covers substantially all employees who have completed one year of service with 1,000 hours of service. The Retirement Plan is administered by the retirement plan committee (the "Retirement Committee"), and its three to five members are appointed by the Company. All determinations of the Retirement Committee are made in accordance with the provisions of the Retirement Plan in a uniform and nondiscriminatory manner.

   Generally, a participant is eligible for a benefit on his/her normal retirement date, which is the later of age 65 or the fifth anniversary of the date of hire. A participant may elect an early retirement benefit if he/she is at least 55 years old, has 10 Years of Service (as defined below) and retires from active employment with the Company. Early retirement benefits are reduced according to a formula established in the Retirement Plan based upon each full month that the participant's age is less than 65 on the date the payments commence. If a participant who is vested terminates employment, he/she is entitled to a deferred benefit payable at his/her normal retirement date or an earlier date, if requested, but not before age 55.

   The amount of a participant's retirement benefit is based on each Year of Credited Service (as defined below) and on his/her earnings for that year. The individual yearly benefits are then totaled to determine the annual benefit at age 65. A participant's accrued benefits in the superseded plan are determined in accordance with the terms of those plans except as modified by the terms of the Retirement Plan. The annual amount of the participant's normal retirement benefit is derived, subject to certain limitations, by adding (i) 1% of earnings up to $30,600 plus 1-1/2% of the excess of such earnings over $30,600 for each Year of Credited Service earned on or after July 1, 1989 through December 31, 1991, (ii) 1% of earnings up to $31,800 plus 1-1/2% of the excess of such earnings over $31,800 for each Year of Credited Service earned after December 31, 1991, (iii) 1% of earnings up to $42,500 plus 1-1/2% of the excess of such earnings over $42,500 for each Year of Credited Service earned after December 31, 1994 and (iv) accrued benefits determined in accordance with the terms of the Retirement Plan under any superseded plan. The normal retirement benefit formula produces an annual benefit which is paid to the participant in equal monthly installments. The standard form of payment for a single participant is a monthly benefit payable for the participant's life only. The standard form of payment for a married participant is a 50% joint and survivor benefit, which provides a reduced monthly benefit to the participant during his/her lifetime, and 50% of that benefit to the participant's spouse for his/her lifetime in the event of the participant's death. Other forms of the payment are also provided including lump sum payouts, but they require participant election. In addition, the Retirement Committee may elect to pay the benefit equivalent of a benefit payable at normal retirement date in the form of a lump sum payment, if the lump sum payment does not exceed $3,500.

   Any participant who is credited with 1,000 or more hours of service in a calendar year receives a "Year of Service", while any participant who is credited with 1,284 or more hours of service in a calendar year receives a "Year of Credited Service". Years of Service determine a participant's eligibility for benefits under the Retirement Plan, and the percentage vested in those benefits. After five Years of Service, a participant is 100% vested. Participants in any superseded plan earn Years of Service and Years of Credited Service pursuant to sightly different criteria for plan years beginning prior to January 1, 1990.

   The Retirement Plan is funded entirely by Company contributions which are held by a trustee for the exclusive benefit of the participants. The Company voluntarily agreed to contribute the amounts necessary to provide the assets required to meet the future benefits payable to Retirement Plan participants. Under the Retirement Plan, contributions are not specifically allocated to individual participants. Although the Company intends to continue the Retirement Plan indefinitely, it can terminate the plan at any time, upon which all participants will become 100% vested in any benefit accrued to the extent funds are available in trust. In this event, assets will be allocated to benefit categories in the order specified in the Retirement Plan.


   The Specialty Retailers, Inc. Benefit Equalization Plan (the "Equalization Plan") is a nonqualified defined benefit plan which is intended to replace the benefits that cannot be provided under the terms of the Retirement Plan on account of certain limitations imposed under the Internal Revenue Code (for example, the Retirement Plan cannot consider compensation for a participant which is in excess of $150,000 when determining the participant's benefit). The Equalization Plan is unfunded. However, upon a change of control as defined in the Equalization Plan, the Company is required to deposit into a rabbi trust sufficient funds to cover all obligations then accrued under the Equalization Plan.

   Supplemental Employee Retirement Plan. In 1996, the Company adopted the Specialty Retailers, Inc. Supplemental Employee Retirement Plan (the "SERP"). The SERP provides for certain retirement benefits for the Company's senior management upon retirement at or after age 65 with at least 15 years of credited service with the Company. The SERP provides for annual retirement compensation of 50% of the retiree's average annual base salary for the three years preceding retirement, less amounts received under the Company's defined benefit retirement plans. Participants in the SERP may elect to receive early retirement benefits at or after age 55 with at least 15 years of credited service. Early retirement benefits are reduced by 4% for each year an executive retires before age 65. SERP Benefits are vested after 15 years of service. Upon a change of control as defined in the SERP, the Company is required to deposit into a rabbi trust sufficient funds to cover all obligations then accrued under the SERP. (If a participant's employment is terminated by the Company after a change in control without cause as defined in the SERP, the participant will be fully vested in the benefit that would have been payable at age 55. This amount will be paid to the participant in a lump sum upon termination of employment.)

   As of February 3, 1996, the estimated annual benefits payable upon retirement under the Retirement Plan, Equalization Plan and SERP at normal retirement age, subject to certain adjustments permitted by applicable federal law, for the individuals named in the cash compensation table above would be as follows (assuming no increase in compensation): Mr. Fuchs--$0; Mr. Tooker--$300,000; Mr. Shulman--$175,000; Mr. Marcum--$150,000; and Mr.
Lovell--$150,000. No amounts were paid or distributed during 1995 pursuant to the Retirement Plan to any of the individuals named or included in the group in the cash compensation table above.


Company Deferred Compensation Plan

   On February 26, 1996 and effective April 1, 1996, the Company adopted the Specialty Retailers, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") that provides officers of the Company with the opportunity to participate in an unfunded, deferred compensation program that is not qualified under the Internal Revenue Code of 1986, as amended (the "Code"). Generally, the Code and the Employee Retirement Income Security Act of 1974, as amended, restrict contributions to a 401(k) plan by highly compensated employees. The Deferred Compensation Plan is intended to allow officers to defer income at the same rates as those employees not restricted by such regulations. Under the Deferred Compensation Plan, participants may defer up to 15% of their salary and bonus (not otherwise covered by the Company's 401(k) plan) and earn a rate of return based on select indices chosen by each participant. The Company may, but is not obligated to, establish a grantor trust for the purposes of holding assets to provide benefits to the participants. The Company will match 25% of the first 6% of each participant's contributions to the Deferred Compensation Plan not otherwise covered by the Company's 401(k) plan. Company contributions vest over five years of service.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management

   The Company's corporate headquarters in Houston and the land and buildings upon which six Palais stores are located are leased from PR Investments, a partnership in which Mr. Fuchs, his wife and certain former owners of Palais are general partners. The lease relating to the Company's corporate headquarters is for a term of 50 years expiring in 2032 and includes an established minimum annual rent adjusted periodically for changes in the Consumer Price Index ("CPI"). Three of the Palais store leases with PR Investments are for terms of 20 years expiring in the years 1999, 1999 and 2000, respectively. The remaining three Palais store leases with PR Investments are for 25-year terms expiring in the years 2005, 2010 and 2010, respectively. All of the Palais store leases with PR Investments provide Palais with the option to extend the term of the lease for two consecutive five-year terms. One of the Palais leases with PR Investments provides Palais with the option to extend the term of the lease for an additional 20 years. In addition to an established minimum annual rent adjusted annually for changes in the CPI, the above described store leases include additional rent calculated at 4% of gross sales exceeding established levels per store. During 1993, 1994 and 1995, the Company paid PR Investments an aggregate of $1.9 million, $2.0 million and $2.1 million, respectively, under the leases described above.

   During 1993, the Company entered into an employment agreement with its President and Chief Executive Officer, Mr. Tooker. As part of this agreement, the Company loaned Mr. Tooker $300,000. The loan is due October 2, 1997, subject to extension, and bears a market rate of interest. In addition, on May 1, 1996, the Company loaned Mr. Tooker $140,000 which is repayable on or before April 15, 1997, subject to extension, and which bears a market rate of interest.

   In connection with his relocation to Houston, the Company loaned Mr. Lovell $150,000. The loan is due June 1, 2000, subject to extension, and bears a market rate of interest.

Professional Services Agreement


   Pursuant to a professional service agreement (the "Professional Services Agreement"), Bain received fees from the Company for professional services rendered and expense reimbursements in the aggregate amount of $1.5 million in 1993, $0.6 million in 1994, $0.8 million in 1995 and $0.5 million to date in 1996. Upon consummation of the Offering, Bain will receive a fee of $2.0 million to terminate this agreement.

                            PRINCIPAL STOCKHOLDERS


   The Company's authorized equity consists of Common Stock and Class B Common Stock. Except as otherwise described herein, all shares of Common Stock and Class B Common Stock are identical and entitle the holders thereof to the same rights and privileges (except with respect to voting privileges). Holders of Class B Common Stock may elect at any time to convert any or all of such shares into Common Stock, on a share-for-share basis, to the extent the holder thereof is not prohibited from owning additional voting securities by virtue of regulatory restrictions. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Except as required by law, holders of Class B Common Stock do not have the right to vote on any matters to be voted upon by the stockholders. As of June 25, 1996, 1,468,750 shares of Class B Common Stock were outstanding, 1,320,198 of which were owned by Court Square. Except for the column relating to voting power, the numbers and percentages of shares of Common Stock held by holders of the Class B Common Stock are calculated assuming all Class B Common Stock is converted.

   The table below sets forth certain information regarding ownership of Common Stock as of June 25, 1996 assuming exercise of options exercisable within sixty days of such date by (i) each person or entity who owns of record or beneficially 5% or more of the Common Stock, (ii) each director and named executive officer and (iii) all executive officers and directors as a group.



                                                      Percentage
                                                          of         Percentage
                                        Number of       Voting           of
                                        Shares of       Power       Total Shares   Percentage of
                                         Common        Prior to      Owned Prior   Total Shares
                                          Stock          the           to the       Owned After
                Name                      Owned        Offering       Offering     the Offering(1)
                ----                   ----------    -----------    ------------  --------------
Bain Capital Funds (2) ...........      5,291,911        44.7%          39.7%
Acadia (3) .......................      3,515,466        29.7           26.4
Court Square (4) .................      1,710,865         3.3           12.8
Bernard Fuchs (5) ................      1,126,950         9.5            8.5
Joshua Bekenstein (6) ............      5,363,142        45.3           40.3
Adam Kirsch (6)  .................      5,340,645        45.1           40.1
Carl Tooker (7)  .................        149,800         1.3            1.1
Mark Shulman (8) .................         43,000            *              *
Jerry Ivie (9) ...................         34,122            *              *
Lasker Meyer(10) .................         13,513            *              *
Stephen Lovell(11) ...............         15,000            *              *
James Marcum(12) .................         20,000            *              *
Peter Mulvihill(13) ..............             --          --             --
All executive officers and
  directors as a group (10 Persons)
  (14) .........................        6,814,260       57.5%           51.2%

- -------------
*  Less than 1%.


(1) Percentages are calculated without giving effect to the Underwriters' over-allotment option. Certain of the Company's stockholders have granted an option to the Underwriters, exercisable during the 30-day period after
    the date of this Prospectus, to purchase up to an aggregate of    shares of
    Common Stock, solely to cover-allotments, if any, as follows.
    See "Overallotment Option."



(2) Includes 4,171,064 shares of Common Stock held by Tyler Capital Fund, L.P.; 854,632 shares of Common Stock held by Tyler Massachusetts, L.P.; 249,997 shares of Common Stock held by Tyler International, ; 15,906 shares of Common Stock held by BCIP Associates ("BCIP Associates"); and 312 shares of Common Stock held by BCIP Trust Associates, L.P. ("BCIP Trust" and, collectively with BCIP Associates and the Tyler entities, the "Bain Capital Funds"). The address of the Bain Capital Funds is c/o Bain Venture Capital, Two Copley Place, Boston, Massachusetts 02116.


(3) Amounts shown represent shares held by the nominee of Acadia and shares held by FWHY-Coinvestment I Partner L.P. ("FCP") and Oak Hill, both affiliates of Acadia. The address of Acadia and FCP is 201 Main Street, Fort Worth, Texas 76102. The address of Oak Hill is 65 East 55th Street, New York, New York 10022.

(4) Court Square is a subsidiary of Citicorp, a Delaware corporation. Amount and percentage shown as owned include 1,320,198 shares of non-voting Class B Common Stock owned by Court Square. Each share of non- voting Class B Common Stock is convertible, subject to certain restrictions, into one share of Common Stock. The address of Court Square is 399 Park Avenue, 6th Floor, New York, New York 10043.

 (5) Amount shown for Mr. Fuchs includes (i) 470,000 shares held by The Fuchs Family Limited Partnership for which Mr. Fuchs may be deemed to possess beneficial ownership and (ii) 9,400 options which are exercisable within 60 days.

 (6) Amounts shown include shares beneficially owned by the Bain Capital Funds. Mr. Bekenstein and Mr. Kirsch may be deemed to share voting and dispositive power as to all shares owned by the Bain Capital Funds.

 (7) Includes 50,000 shares of Common Stock that may be acquired through options exercisable within 60 days.

 (8) Includes 43,000 shares of Common Stock that may be acquired through options exercisable within 60 days.


 (9) Includes 352 shares of Common Stock that may be acquired through options exercisable within 60 days.



(10) Includes 1,763 shares of Common Stock that may be acquired through options exercisable within 60 days.


(11) Includes 15,000 shares of Common Stock that may be acquired through options exercisable within 60 days.

(12) Includes 20,000 shares of Common Stock that may be acquired through options exercisable within 60 days.

(13) Mr. Mulvihill is a director and a managing director of the investment adviser to Acadia. In addition, Mr. Mulvihill holds indirectly a limited interest in Acadia and holds directly a limited interest in Oak Hill. However, he does not hold or share voting or dispositive power as to shares beneficially owned by Acadia or Oak Hill.


(14) Amount shown includes 139,515 shares of Common Stock that such persons or group could acquire upon the exercise of options exercisable within 60 days.


                            OVER-ALLOTMENT OPTION

   The Bain Capital Funds, Acadia and Court Square (the "Selling Stockholders") have granted the Underwriters a 30-day option (the "Option") to
purchase up to      shares of Common Stock. The following table sets forth
information as of June 25, 1996, with respect to the beneficial ownership of Common Stock held by each of the Selling Stockholders before and after the exercise of the Option (assuming the Underwriters elect to exercise the Option in full).



                                   Beneficial Ownership                 Beneficial Ownership
                                    Prior to Exercise                      After Exercise
                                  --------------------    Number of    ---------------------
                                  Number of             Shares Being    Number of
 Selling Stockholders              Shares     Percent     Offered        Shares    Percent
- -------------------------------   --------    -------   ------------   ---------  ----------
Bain Capital Funds ............   5,291,910
Acadia ........................   3,515,466
Joshua Bekenstein (1) .........      71,231
Adam Kirsch (1) ...............      48,734
9 other selling stockholders,
  each of whom is selling less
  than     shares in the
  Offering or beneficially own
  less than 1% of the
  outstanding Common Stock          265,164
  prior to the Offering  .......

- -----------
(1) Excludes shares held by the Bain Capital Funds.
 * Less than one percent.

                     DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Agreements


   The Company may draw up to $25.0 million under the Revolving Credit Agreements. Of this amount, up to $15.0 million may be used to support letters of credit. As of February 3, 1996, $8.4 million of the total commitment was used to collateralize letters of credit resulting in available funds of $16.6 million. In addition, $10.0 million are available under the Seasonal Credit Agreement during the Seasonal Period for working capital needs. The Revolving Credit Agreements are available through February 3, 1998 and provide for a commitment fee of 1/2 of 1% of the average daily unused portion of the commitment amount paid on a quarterly basis. Interest is charged on outstanding loans at a base rate plus a specified margin. The Revolving Credit Agreements contain covenants which, among other things, restrict (i) incurrence of additional debt, (ii) purchase of certain investments, (iii) payment of dividends, (iv) formation of certain business combinations, (v) disposition of certain assets, (vi) acquisition of subordinated debt, (vii) use of proceeds received and (viii) certain transactions with related parties. The Revolving Credit Agreements also require that SRI maintain a debt service ratio above predetermined levels. The Revolving Credit Agreements are secured by the distribution center located in Jacksonville, Texas, including equipment located therein, and a pledge of SRPC's stock.


Long-term Indebtedness


   Senior Discount Debentures. During 1993, the Company issued the Senior Discount Debentures. The Senior Discount Debentures were issued at a discount for aggregate net proceeds of approximately $75.6 million. Substantially all of the net proceeds from the Senior Discount Debentures were used to make cash payments to the holders of Common Stock equal to $5.85 per share. Cash interest begins to accrue in August 1998 and is payable semi-annually on February 15 and August 15 commencing February 15, 1999. The discount is being charged to interest expense over the term to maturity using the effective interest method which, together with the coupon interest, results in a 12.7% effective interest rate. The Senior Discount Debentures contain restrictions which, among other things, limit (i) the payment of dividends, (ii) the repurchase of stock and subordinated debt, (iii) the acquisition of additional debt or the creation of certain liens, (iv) disposition of certain assets and
(v) certain related party intercompany transactions. The Senior Discount Debentures are secured by all of the issued and outstanding common stock of SRI and are structurally subordinated to all of SRI's debt.

   The Company has commenced the Tender Offer to purchase up to 100% of the outstanding Senior Discount Debentures with the proceeds of the Offering. In connection with the Tender Offer, the Company is seeking consents from the holders of the Senior Discount Debentures to modify or remove certain of the covenants governing such debentures to provide the Company with greater operational flexibility.

   Senior Notes. During 1993, the Company issued the Senior Notes. The Senior Notes were issued in an aggregate principal amount of $150.0 million and bear interest at 10% payable semi-annually on February 15 and August 15. SRI is required to make a mandatory sinking fund payment on August 15, 1999 equal to twenty-five percent of the original principal amount. The Company has purchased $20.0 million of the Senior Notes which satisfied a portion of the August 15, 1999 sinking fund requirement. The Senior Notes are generally unsecured obligations and rank senior to all subordinated debt including the Series B Senior Subordinated Notes.

   Series B Senior Subordinated Notes. During 1993, the Company issued the Series B Senior Subordinated Notes. The Series B Senior Subordinated Notes were originally issued in an aggregate principal amount of $100.0 million and bear interest at 11% payable semi-annually on February 15 and August 15. The Company is required to make a mandatory sinking fund payment on August 15, 2002 equal to forty percent of the original principal amount. The Series B Senior Subordinated Notes are subordinated to the obligations under the Senior Notes.


   Series D Senior Subordinated Notes. During 1995, the Company issued $18.3 million in an aggregate principal amount of Series D Senior Subordinated Notes. The Series D Senior Subordinated Notes were issued at a discount of $1.8 million and bear interest at 11% payable semi-annually on February 15 and August 15 of each year. The original issue discount is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 13.0%. The Company is required to make a mandatory sinking fund payment on September 15, 2002 equal to forty percent of the original aggregate principal amount of the Series D Senior Subordinated Notes.

The Series D Senior Subordinated Notes rank pari passu with the existing Series B Senior Subordinated Notes (collectively, the "Senior Subordinated Notes").

   The Senior Notes and the Senior Subordinated Notes contain restrictive covenants which, among other things, (i) limit SRI's ability to sell certain assets, pay dividends, retire its common stock or retire certain debt, (ii) limit its ability to incur additional debt or issue stock and (iii) limit certain related party transactions.


   SRI is soliciting consents to certain amendments to the indentures governing its Senior Notes, its Series B Senior Subordinated Notes and its Series D Senior Subordinated Notes to, among other things increase the maximum amount of revolving senior secured borrowing capacity to $40.0 million (subject to a reduction to $25.0 million for a 45-day period annually) and relax the limitations on the incurrence of additional indebtedness.

   These amendments are intended to provide the Company with additional financial flexibility in meeting its expansion plans and the working capital requirements of its growing store base, and are conditioned on the consummation of the Offering.


   SRPC Notes. On May 30, 1996, SRPC issued $30.0 million in aggregate principal amount of SRPC Notes in order to finance the Uhlmans Acquisition. The SRPC Notes have an expected maturity date of December 15, 2000 ("Expected Maturity Date"). Principal is expected to be paid on the SRPC Notes in one payment on the Expected Maturity Date. If principal is not paid in full on the Expected Maturity Date it will be paid monthly thereafter on each Monthly Payment Date (as defined therein), to the extent of available funds. Interest on the Notes accrues at the rate per annum of 12.5% and is payable semi-annually on June 15 and December 15 of each year.

   Principal, interest and premium, if any, on the SRPC Notes is secured by, and paid solely from distributions on, certificates issued to SRPC by the Trust representing the Retained Interest. For a description of the Accounts Receivable Program, see Note 2 to the Company's Consolidated Financial Statements.

   Bealls Subordinated Debentures. The increasing rate 3 Bealls Holding, Inc. ("Bealls Holding") subordinated debentures due 2002 (the "Bealls Holding Subordinated Debentures") in aggregate principal amount of approximately $15.0 million bore interest at 10% through 1994, 11% in 1995 and currently bear interest of 12% until maturity. Interest is payable semi-annually on June 30 and December 31. Original issue discount of $7.3 million is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 20.9%. The Bealls Holding Subordinated Debentures may be prepaid, at the Company's option, at their face value. The Company is required to redeem the Bealls Holding Subordinated Debentures beginning no later than December 31, 1997, in no more than six equal annual installments. The Bealls Holding Subordinated Debentures are subordinated to all debt except the Senior Discount Debentures. SRI is the primary obligor under these debentures.

   Bealls Junior Subordinated Debentures. In connection with the acquisition of Bealls, Bealls Holding issued the 7% Bealls Holding Junior Subordinated Debentures Due 2003 ("Bealls Holding Junior Subordinated Debentures") at a face value of approximately $12.5 million, net of discount of approximately $8.4 million. Such discount is being charged to interest expense over the term to maturity using the effective interest method. The Bealls Holding Junior Subordinated Debentures are limited to an aggregate principal amount of approximately $18.3 million. Interest is payable semi-annually on June 30 and December 31. The combination of coupon interest payments and original issue discount results in an effective interest rate of 39.4%. The principal amount of Bealls Holding Junior Subordinated Debentures are subordinated to all debt except the Senior Discount Debentures. SRI is the primary obligor under these debentures.

                         DESCRIPTION OF CAPITAL STOCK

General Matters

   The total amount of authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.01 per share, 3,000,000 shares of Class B Common Stock, par value $0.01 per share, and 2,500 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). Upon completion of the Offering, shares of Common Stock will be issued and outstanding, 1,468,750 shares of Class B Common Stock will be issued and outstanding, and no shares of Preferred Stock will be outstanding. The discussion herein describes the Company's capital stock, the Certificate of Incorporation and Bylaws as anticipated to be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

Common Stock

   As of June 25, 1996, there were 11,613,247 shares of Common Stock outstanding held by 99 holders of record. The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock and restrictions contained in the Indenture and the SRI Indentures, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. See "Dividend Policy."


   Following consummation of the Offering, the shares of Common Stock will not be redeemable or convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata, along with the holders of Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

   Application has been made for the approval for listing of the Common Stock on the Nasdaq National Market under the symbol "STGE."

Class B Common Stock

   Unless otherwise required by law, holders of the Class B Common Stock are not entitled to vote on matters submitted to a vote of stockholders, including the election of directors. Holders of Class B Common Stock may elect at any time to convert any or all of such shares into Common Stock, on a share for share basis, to the extent such holder is not prohibited from owning additional voting securities by virtue of regulatory restrictions.


   As of June 25, 1996, there were 1,468,750 shares of Class B Common Stock outstanding held by 12 holders of record. The issued and outstanding shares of Class B Common Stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock and restrictions contained in the Company's indebtedness, the holders of outstanding shares of Class B Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. See "Dividend Policy."


   Following consummation of the Offering, the shares of Class B Common Stock will not be redeemable or convertible other than into shares of Common Stock, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive pro rata, along with the holders of Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

Preferred Stock

   The Board may, without further action by the Company's stockholders, from time to time, direct the issuance of additional shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company currently has no present intention to issue any shares of Preferred Stock.

Certain Provisions of the Restated Certificate of Incorporation and By-laws

   The Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Restated Certificate of Incorporation and the By-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the chief executive officer of the Company. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

   The Restated Certificate of Incorporation contains a "fair price" provision pursuant to which any Business Combination (as defined therein) involving an interested stockholder and the Company or any subsidiary would require approval by the affirmative vote of the holders of at least 66-2/3% of the shares of voting stock of the Company. The fair price provision of the Restated Certificate of Incorporation provides that 66-2/3% stockholder vote is not required if the Business Combination is approved by 70% of the continuing directors or if certain procedures and price requirements are satisfied. Instead, the vote, if any, required by applicable Delaware law or by any other provision of the Restated Certificate of Incorporation would be necessary.

   The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Section 203 of Delaware Law

   Following the consummation of the Offering, the Company will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

Limitations on Liability and Indemnification of Officers and Directors

   The Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Amended and Restated Certificate of Incorporation provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the Common Stock will be
                    .

                       SHARES ELIGIBLE FOR FUTURE SALE

   Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock.


   Upon the closing of the Offering there will be    shares of Common Stock
outstanding. The    shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144, which shares will be subject to the resale limitations of Rule 144. Of the outstanding shares, 11,613,247 have not been registered under the Securities Act and may not be sold unless they are registered or unless an exemption from registration, such as the exemption provided by Rule 144, is available.


   In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to the
limitations described above. Currently    shares of Common Stock are qualified
for sale under this rule. Rule 144 is proposed to be amended, and the two and three year holding periods specified above may be reduced to one and two years, respectively.

   Certain of the Company's existing stockholders, including the officers and directors of the Company, have agreed that they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") on behalf of the Underwriters, sell or otherwise dispose of any shares of
Common Stock for a period of 180 days after the date hereof.    outstanding
shares (or    % of the total outstanding Common Stock) of Common Stock (other than those sold in the Offering) are subject to such agreement.

Registration Rights

   The Company is party to a Registration Agreement (the "Registration Agreement") with the Bain Capital Funds, Acadia and Court Square pursuant to which such stockholders have the right to cause the Company to register shares of Common Stock (the "registrable securities") under the Securities Act. Upon
the consummation of the Offering,      outstanding shares of Common Stock will
constitute registrable securities and therefore will be eligible for registration pursuant to the Registration Agreement. Under the terms of the Registration Agreement, (i) the holders of at least a majority of the registrable securities can require the Company, subject to certain limitations, to file up to three "long-form" registration statements under the Securities Act covering all or part of the registrable securities, and, subject to certain limitations, to file an unlimited number of "short-form" registration statements under the Securities Act covering all or part of the registrable securities and (ii) Acadia can require the

Company, subject to certain limitations, to file a "long-form" registration statement on Form S-1 covering all or part of the registrable securities held by Acadia (each, a "demand registration"). The Company is obligated to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations) incurred in connection with the demand registrations. In addition, the Registration Statement provides the Bain Capital Funds, Acadia and Court Square with "piggyback" registration rights, subject to certain limitations, whenever the Company files a registration statement on a registration form that can be used to register registrable securities.

                                 UNDERWRITING

   Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom DLJ, Bear, Stearns & Co. Inc. and CS First Boston Corporation are acting as representatives (the "Representatives"), have
severally agreed to purchase from the Company an aggregate of     shares of
Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                   Number of
Underwriters                                                        Shares
- ------------                                                       ---------
Donaldson, Lufkin & Jenrette Securities Corporation .........
Bear, Stearns & Co. Inc. ....................................
CS First Boston Corporation .................................
  Total .....................................................
                                                                    =======

   The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the over-allotment option described below) must be purchased.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

   The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers (who may include the Underwriters) at such price less a
concession not in excess of $   per share of Common Stock. The Underwriters may
allow, and such dealers may reallow, a discount not in excess of $    per share
of Common Stock on sales to any other Underwriter certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   Certain selling stockholders have granted an option to the Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to
an aggregate of     additional shares of Common Stock at the initial public
offering price set forth on the cover page of this Prospectus, net of underwriting discounts and commissions. Such option may be exercised at any time until 30 days after the date of this Prospectus. See "Principal Stockholders" and "Overallotment Option." To the extent that the Representatives exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

   The Company, its officers and directors, and certain employees of the Company have agreed, subject to certain exceptions, not to directly or indirectly sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, without the prior written consent of DLJ, on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

   Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the

Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

   Application has been made for the approval for listing of the Common Stock on the Nasdaq National Market under the symbol "STGE".

   The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.


   DLJ will act as dealer manager in connection with the Tender Offer and the solicitation of consents to certain amendments to the indentures governing SRI's indebtedness, and expects to receive customary fees in connection therewith. DLJ makes a market in the Senior Discount Debentures and, in such capacity, has a position in such Debentures from time to time. To the extent DLJ owns Debentures upon expiration of the Tender Offer, it is expected that DLJ would tender such Debentures into the Tender Offer.


                                LEGAL MATTERS

   The validity of the Common Stock being offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company by Kirkland & Ellis (a partnership which includes professional corporations), New York, New York. Mr. Karl E. Lutz, whose professional corporation is a partner of Kirkland & Ellis, as of the date hereof holds 29,372 shares of Common Stock and 8,116 shares of Class B Common Stock. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Chicago, Illinois.

                                   EXPERTS

   The consolidated financial statements of the Company as of January 28, 1995 and February 3, 1996 and for each of the three years in the period ended February 3, 1996 included in this Prospectus and the Registration Statement of which it is a part, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of Uhlmans as of January 31, 1995 and February 3, 1996 and for each of the three years in the period ended February 3, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

   The Company has filed the Registration Statement on Form S-1 with respect to the Common Stock being offered hereby with the Commission under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at its New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For further information pertaining to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

                        INDEX TO FINANCIAL STATEMENTS


                                                                                                                           Page
STAGE STORES, INC.                                                                                                        Number
                                                                                                                         --------
Unaudited Financial Statements

Consolidated Condensed Balance Sheet at February 3, 1996 and May 4, 1996 ..............................................    F-2
Consolidated Condensed Statement of Income for the three months ended April 29, 1995 and  May 4, 1996 .................    F-3
Consolidated Condensed Statement of Cash Flows for the three months ended April 29, 1995 and May 4, 1995 ..............    F-4
Consolidated Statement of Stockholders' Deficit for the three months ended May 4, 1996 ................................    F-5
Notes to Unaudited Consolidated Condensed Financial Statements ........................................................    F-6

Audited Financial Statements

Report of Independent Accountants  ....................................................................................    F-7
Consolidated Balance Sheet at January 28, 1995 and February 3, 1996  ..................................................    F-8
Consolidated Statement of Operations for the fiscal years 1993, 1994 and 1995 .........................................    F-9
Consolidated Statement of Cash Flows for the fiscal years 1993, 1994 and 1995 .........................................   F-10
Consolidated Statement of Stockholders' Deficit for the fiscal years 1993, 1994 and 1995 ..............................   F-12
Notes to Consolidated Financial Statements ............................................................................   F-13

UHLMANS INC.

Unaudited Financial Statements

Balance Sheets at February 3, 1996 and May 4, 1996  ...................................................................   F-25
Statements of Operations for the period from February 1, 1995 through April 29, 1995 and for the
  period from February 4, 1996 through May 4, 1996 ....................................................................   F-26
Statements of Cash Flows for the period from February 1, 1995 through April 29, 1995 and for the
  period from February 4, 1996 through May 4, 1996 ....................................................................   F-27
Notes to Financial Statements (Unaudited)  ............................................................................   F-28

Audited Financial Statements

Report of Independent Auditors  .......................................................................................   F-29
Balance Sheets at January 31, 1995 and February 3, 1996 ...............................................................   F-30
Statements of Income for the years ended January 31, 1994 and 1995 and for the period from February
  1, 1995 through February 3, 1996  ...................................................................................   F-31
Statements of Stockholders' Equity for the years ended January 31, 1994 and 1995 and for the period
  from February 1, 1995 through February 3, 1996  .....................................................................   F-32
Statements of Cash Flows for the years ended January 31, 1994 and 1995 and for the period from Feb-
  ruary 1, 1995 through February 3, 1996  .............................................................................   F-33
Notes to Financial Statements .........................................................................................   F-34

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                     Consolidated Condensed Balance Sheet
             (in thousands, except par value and number of shares)

                                                                                          February 3, 1996         May 4, 1996
                                                                                          ----------------        -----------
                                                                                                                   (unaudited)
                                 Assets
Cash and cash equivalents ............................................................        $ 20,273              $ 10,412
Accounts receivable ..................................................................          65,740                50,587
Merchandise inventories ..............................................................         150,032               166,303
Prepaid expenses and other current assets ............................................          24,457                23,452
                                                                                              --------              --------
  Total current assets ..............................................................          260,502               250,754

Property, equipment and leasehold improvements, net ..................................          93,118                96,901
Goodwill, net ........................................................................          30,876                30,606
Other assets .........................................................................          27,837                28,351
                                                                                              --------              --------
                                                                                              $412,333              $406,612
                                                                                              ========              ========

                         Liabilities and Stockholders' Deficit
Accounts payable .....................................................................        $ 41,494              $ 41,153
Accrued interest .....................................................................          12,327                 6,580
Accrued expenses and other current liabilities .......................................          33,197                27,272
Accrued taxes, other than income taxes ...............................................           3,376                 4,083
                                                                                              --------              --------
  Total current liabilities ..........................................................          90,394                79,088

Long-term debt .......................................................................         335,839               339,467
Related party debt ...................................................................          44,200                44,200
Other long-term liabilities ..........................................................          14,214                13,495
                                                                                              --------              --------
  Total liabilities ..................................................................         484,647               476,250
                                                                                              --------              --------

Preferred stock, par value $1.00, non-voting, 2,500 shares authorized, no shares
  issued or outstanding ..............................................................              --                    --
Common stock, par value $0.01, 15,000,000 shares authorized, 11,470,902 and 11,600,702
  shares issued and outstanding, respectively ........................................             115                   116
Class B common stock, par value $0.01, non-voting, 1,500,000 shares authorized,
  1,468,750 shares issued and outstanding ............................................              15                    15
Additional paid-in capital ...........................................................           3,793                 3,816
Accumulated deficit ..................................................................         (76,237)              (73,585)
                                                                                              --------              --------
  Stockholders' deficit ..............................................................         (72,314)              (69,638)
                                                                                              --------              --------
Commitments and contingencies ........................................................              --                    --
                                                                                              --------              --------
                                                                                              $412,333              $406,612
                                                                                              ========              ========

        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                  Consolidated Condensed Statement of Income
                  (in thousands, except earnings per share)
                                 (unaudited)

                                                   For the three months ended,
                                                  -----------------------------
                                                   April 29, 1995   May 4, 1996
                                                  --------------   ------------
Net sales ........................................     42,353       $ 163,177
Cost of sales and related buying, occupancy and
  distribution expenses ..........................    (96,070)       (111,096)
                                                    ---------       ---------
Gross profit .....................................     46,283          52,081
Selling, general and administrative expenses .....    (33,816)        (38,878)
Service charge income ............................      2,683           2,913
Store opening and closure costs ..................       (315)            (71)
                                                    ---------       ---------
Operating income .................................     14,835          16,045
                                                    ---------       ---------
Interest income ..................................        160             126
                                                    ---------       ---------

Interest expense:
 Related party ...................................     (1,037)        (1,117)
 Other ...........................................     (9,235)       (10,128)
 Amortization of debt issue costs ................       (452)          (469)
                                                    ---------      ---------
                                                      (10,724)       (11,714)
                                                    ---------      ---------

Income before income tax .........................      4,271          4,457
Income tax expense ...............................     (1,833)        (1,805)
                                                    ---------      ---------
Net income .......................................  $   2,438      $   2,652
                                                    =========      =========

Earnings per common share data:

Earnings per common share ........................  $    0.18      $    0.19
                                                    =========      =========
Weighted average common shares outstanding .......     13,399         13,618
                                                    =========      =========

        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                Consolidated Condensed Statement of Cash Flows
                                (in thousands)
                                 (unaudited)

                                                                    For the three months ended,
                                                                   ------------------------------
                                                                   April 29, 1995     May 4, 1996
                                                                   --------------     ------------
Cash Flows from Operating Activities:
 Net income . ......................................................   $ 2,438          $  2,652
                                                                        -------         --------
 Adjustments to reconcile net income to net cash used in
  operating activities:
  Depreciation and amortization .....................................     2,700           3,149
  Deferred income taxes .............................................    (1,099)           (958)
  Accretion of discount .............................................     3,300           3,768
  Amortization of debt issue costs ..................................       452             469
  Changes in operating assets and liabilities:
   Decrease in accounts receivable ..................................    11,523          11,453
   Increase in merchandise inventories ..............................   (27,582)        (16,271)
   (Increase) decrease in other assets ..............................      (872)            404
   Increase in accounts receivable sold .............................    10,300           3,700
   Decrease in accounts payable and accrued
  liabilities .......................................................    (7,399)        (11,581)
                                                                        -------        --------
    Total adjustments ...............................................    (8,677)         (5,867)
                                                                        -------        --------
   Net cash used in operating activities ............................    (6,239)         (3,215)
                                                                        -------        --------

Cash Flows from Investing Activities:
 Additions to property, equipment and leasehold
  improvements ......................................................   (12,495)         (6,449)
                                                                        -------        --------
  Net cash used in investing activities .............................   (12,495)         (6,449)
                                                                        -------        --------

Cash Flows from Financing Activities:
 Proceeds from:
  Common stock ......................................................        61              34
 Payments on:
  Long-term debt ....................................................      (115)           (125)
  Redemption of common stock ........................................      --               (14)
  Additions to debt issue costs .....................................      (223)            (92)
                                                                        -------        --------
   Net cash used in financing activities ............................      (277)           (197)
                                                                        -------        --------
   Net decrease in cash and cash equivalents ........................   (19,011)         (9,861)
 Cash and cash equivalents:
  Beginning of period ...............................................    28,593          20,273
                                                                        -------        --------
  End of period ...................................................     $ 9,582        $ 10,412
                                                                        =======        ========

Supplemental Disclosure of Cash Flow Information:
 Interest paid  ....................................................    $12,205        $ 13,207
                                                                        =======        ========
 Income taxes paid ...............................................      $ 1,800        $  5,883
                                                                        ========       ========

        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
          Consolidated Condensed Statement of Stockholders' Deficit
                    for the three months ended May 4, 1996
                   (in thousands, except numbers of shares)
                                 (unaudited)

                                            Common Stock
                              ------------------------------------------
                                                         Class B
                                                    -------------------
                               Shares                 Shares               Additional Paid-in  Accumulated
                            Outstanding   Amount    Outstanding  Amount         Capital          Deficit      Total
                            -----------    -----    ----------    -----    ------------------  -----------  ---------
Balance, February 3, 1996    11,470,902     $115     1,468,750     $15          $3,793           $(76,237)  $(72,314)
Net income  ...............          --       --            --      --              --              2,652      2,652
Vested compensatory stock
  options  ................          --       --            --      --               4                 --          4
Issuance of stock .........     132,510        1            --      --              33                 --         34
Retirement of stock  ......      (2,710)      --            --      --             (14)                --        (14)
                             ----------     ----     ---------     ---          ------           --------   --------
Balance, May 4, 1996 .....   11,600,702     $116     1,468,750     $15          $3,816           $(73,585)  $(69,638)
                             ==========     ====     =========     ===          ======           ========   ========

        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
        Notes to Unaudited Consolidated Condensed Financial Statements

   1. The accompanying unaudited consolidated condensed financial statements of Stage Stores, Inc. (formerly Apparel Retailers, Inc.), have been prepared in accordance with Rule 10-01 of Regulation S-X and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Those adjustments, which include only normal recurring adjustments, that are, in the opinion of management, necessary for a fair presentation of the results of the interim periods have been made. The results of operations for such interim periods are not necessarily indicative of results of operations for a full year. The unaudited consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 3, 1996 filed with Stage Stores, Inc.'s ("Stage Stores") Annual Report on Form 10-K. Certain reclassifications have been made to prior year amounts to conform with the current year presentation. The fiscal years discussed herein end on the Saturday nearest to January 31 in the following calendar year. For example, references to "1996" mean the fiscal year ended February 1, 1997.

   Stage Stores conducts its business exclusively through its wholly-owned subsidiary Specialty Retailers, Inc. ("SRI"), which operated 268 family apparel stores in the central United States as of May 4, 1996. Stage Stores has no operations of its own, with its primary asset being the common stock of SRI. Stage Stores and SRI are collectively referred to herein as the "Company".

   2. Under the accounts receivable securitization program implemented in 1993 (the "Accounts Receivable Program"), an indirect wholly-owned subsidiary of the Company, SRI Receivables Purchase Co., Inc. ("SRPC") purchases the accounts receivable generated under the Company's private label credit card program. Such accounts receivable are in turn transferred to a master trust (the "Trust") which has issued certain certificates representing undivided interests in the Trust. SRPC owns an undivided interest in the accounts receivable not supporting the certificates issued by the Trust ("Retained Interest"). SRPC is a separate corporate entity from the Company and SRPC's creditors have a claim on its assets prior to those assets becoming available to any creditor of the Company.

   3. On June 3, 1996, Palais Royal, Inc., an indirect, wholly-owned subsidiary of Stage Stores, completed its acquisition of Uhlmans Inc. ("Uhlmans") for $28.7 million, including the repayment of certain debt of Uhlmans. Uhlmans, which operates 34 family apparel stores located in Ohio, Michigan and Indiana, had sales of $59.7 million and net income of $0.6 million for the year ended February 3, 1996. The Company plans to operate the majority of the acquired locations under the "Stage" banner following a brief conversion period. The Company filed a Current Report on Form 8-K on May 9, 1996 related to this transaction.

   The Company financed its acquisition of Uhlmans through the issuance of $30.0 million in aggregate principal amount of 12.5% Trust Certificate-Backed Notes Due 2000 (the "SRPC Notes"). Interest on the SRPC Notes is payable semi-annually on June 15 and December 15 of each year, commencing December 16, 1996 from amounts otherwise received by SRPC from its Retained Interest. Principal repayments are anticipated to commence on December 1, 1999.


   4. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, common stock options issued during the twelve months prior to the proposed initial public offering have been included in the calculation of earnings per common share as if such options were outstanding during the three months ended May 4, 1996.

   5. During the first quarter of 1996, the Company adopted Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"), and Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation ("SFAS 123"). Neither the adoption of SFAS 121 or SFAS 123 had a material effect on the Company's financial position or the results of operations. With the adoption of SFAS 123, the Company continues to measure compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and will provide pro forma disclosures of net income and earnings per share as if the market value based method prescribed by SFAS 123 had been applied in measuring compensation expense in its annual financial statements.

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Stage Stores, Inc.

   In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stage Stores, Inc. (formerly Apparel Retailers, Inc.) and its subsidiaries at January 28, 1995 and February 3, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
March 15, 1996

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                          Consolidated Balance Sheet
            (in thousands, except par value and number of shares)

                                                                       January 28,1995    February 3, 1996
                                                                       ---------------    ----------------
                         Assets
Cash and cash equivalents .............................................    $ 28,593           $ 20,273
Accounts receivable ...................................................      70,356             65,740
Merchandise inventories ...............................................     118,039            150,032
Restricted investments ................................................         338                438
Prepaid expenses and other current assets .............................      17,824             24,019
                                                                           --------           --------
  Total current assets ................................................     235,150            260,502

Property, equipment and leasehold improvements, net ...................      75,602             93,118
Goodwill, net .........................................................      31,865             30,876
Other assets ..........................................................      27,113             27,837
                                                                           --------           --------
                                                                           $369,730           $412,333
                                                                           ========           ========

          Liabilities and Stockholders' Deficit
Accounts payable  .....................................................    $ 38,332           $ 41,494
Accrued interest ......................................................      11,372             12,327
Accrued employee compensation costs ...................................       8,907              7,892
Accrued expenses and other current liabilities ........................      25,668             25,305
Accrued taxes, other than income taxes ................................       2,642              3,376
                                                                           --------           --------
  Total current liabilities ...........................................      86,921             90,394

Long-term debt ........................................................     310,575            335,839
Related party debt ....................................................      39,200             44,200
Deferred income taxes .................................................         562                 --
Other long-term liabilities ...........................................      13,665             14,214
                                                                           --------           --------
  Total liabilities ...................................................     450,923            484,647
                                                                           --------           --------
Preferred stock, par value $1.00, non-voting, 2,500
 shares authorized, no shares issued or outstanding ...................          --                 --
Common stock, par value $0.01, 15,000,000 shares
 authorized, 11,381,141 and 11,470,902 shares
 issued and outstanding, respectively .................................         113                115
Class B common stock, par value $0.01, non-voting,
 1,500,000 shares authorized, 1,468,750 shares
 issued and outstanding ...............................................          15                 15
Additional paid-in capital ............................................       3,565              3,793
Accumulated deficit ...................................................     (84,886)           (76,237)
                                                                           --------           --------
  Stockholders' deficit ...............................................     (81,193)           (72,314)
                                                                           --------           --------
Commitments and contingencies .........................................        --                   --
                                                                           --------           --------
                                                                           $369,730           $412,333
                                                                           ========           ========

        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                     Consolidated Statement of Operations
                  (in thousands, except earnings per share)

                                                                      Fiscal Year
                                                          -----------------------------------
                                                             1993        1994       1995
                                                          ---------   ---------    ----------
Net sales .............................................   $ 557,422    $ 581,463    $ 682,624
Cost of sales and related buying, occupancy
  and distribution expenses ...........................    (384,843)    (398,659)    (468,347)
                                                          ---------    ---------    ---------
Gross profit ..........................................     172,579      182,804      214,277
Selling, general and
  administrative expenses .............................    (135,011)    (134,715)    (159,625)
Service charge income .................................      20,003        8,515       10,523
Store opening and closure costs .......................        (199)      (5,647)      (3,689)
                                                          ---------    ---------    ---------
Operating income ......................................      57,372       50,957       61,486
                                                          ---------    ---------    ---------
Interest income .......................................       1,230        1,684          781
                                                          ---------    ---------    ---------
Interest expense:
  Related party .......................................      (6,038)      (2,902)      (4,355)
  Other ...............................................     (29,985)     (37,118)     (38,555)
  Amortization of debt issue costs ....................      (1,584)      (1,674)      (1,860)
                                                          ---------    ---------    ---------
                                                            (37,607)     (41,694)     (44,770)
                                                          ---------    ---------    ---------
Income before income tax and
  extraordinary item ..................................      20,995       10,947       17,497
Income tax expense ....................................      (7,569)      (4,317)      (6,767)
                                                          ---------    ---------    ---------
Income before extraordinary item ......................      13,426        6,630       10,730
Extraordinary item--early
  extinguishment of debt ..............................     (16,208)        (308)          --
                                                          ---------    ---------    ---------
Net income (loss) .....................................    $ (2,782)   $   6,322    $  10,730
                                                          =========    =========    =========
Earnings (loss) per common share data:
Income before extraordinary item ......................   $  13,426    $   6,630    $  10,730
Dividends and accretion on mandatorily
  redeemable preferred stock ..........................      (2,297)          --           --
                                                          ---------    ---------    ---------
Earnings before extraordinary item
  applicable to common stock ..........................   $  11,129    $   6,630    $  10,730
                                                          =========    =========    =========
Earnings per common share before
  extraordinary item  .................................   $    0.81    $    0.49    $    0.78
Extraordinary item--early
  extinguishment of debt ..............................       (1.18)       (0.02)          --
                                                          ---------    ---------    ---------
Earnings (loss) per common share after
  extraordinary item  .................................   $   (0.37)   $    0.47    $    0.78
                                                          =========    =========    =========
Weighted average common shares
  outstanding .........................................      13,663       13,479       13,680
                                                          =========    =========    =========

        The accompanying notes are an integral part of this statement.

                                               Stage Stores, Inc.
                                       (formerly Apparel Retailers, Inc.)
                                      Consolidated Statement of Cash Flows
                                                 (in thousands)

                                                                                  Fiscal Year
                                                                         --------------------------------
                                                                           1993        1994        1995
                                                                         --------    --------    --------
Cash Flows from Operating Activities:
  Net income (loss)  ..................................................  $ (2,782)   $  6,322    $ 10,730
                                                                         --------    --------    --------
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization .........................................     9,259       9,997      12,816
   Deferred income taxes ..............................................    (2,783)     (3,608)     (4,065)
   Accretion of discount ..............................................     5,796      12,286      13,940
   Amortization of debt issue costs ...................................     1,584       1,674       1,860
   Issuance of long-term debt in lieu of interest payment .............     1,214         282         147
   Loss on early extinguishment of debt ...............................    25,032         474          --
   Changes in operating assets and liabilities:
     Increase in accounts receivable ..................................   (18,822)     (5,378)    (20,206)
     Increase in merchandise inventories ..............................   (10,862)    (14,077)    (31,650)
     Increase in other assets .........................................    (5,907)     (2,599)     (4,112)
     Increase (decrease) in accounts receivable sold ..................   147,100      (7,100)     25,000
     Increase in accounts payable and accrued liabilities .............     6,388      11,532       1,794
                                                                         --------    --------    --------
       Total adjustments ..............................................   157,999       3,483      (4,476)
                                                                         --------    --------    --------
     Net cash provided by operating activities ........................   155,217       9,805       6,254
                                                                         --------    --------    --------
Cash Flows from Investing Activities:
   Decrease (increase) in restricted investments ......................    (2,150)     10,812        (100)
   Acquisitions, net of cash acquired .................................        --     (20,840)     (1,167)
   Payments to former Bealls and Palais Royal shareholders ............      (252)         --          --
   Additions to property, equipment and leasehold improvements ........    (8,503)    (19,706)    (28,638)
                                                                         --------    --------    --------
     Net cash used in investing activities ............................   (10,905)    (29,734)    (29,905)
                                                                         --------    --------    --------
Cash Flows from Financing Activities:
   Proceeds from:
    Short-term debt ...................................................    19,135          --          --
    Long-term debt ....................................................   352,041          --      16,458
    Common stock ......................................................       325          97          68
   Payments on:
    Working capital facility ..........................................    (1,000)         --          --
    Short-term debt ...................................................   (24,992)         --          --
    Long-term debt ....................................................  (337,254)    (10,442)       (266)
   Redemption of redeemable preferred stock ...........................   (19,797)         --          --
   Redemption of common stock .........................................       (33)         --        (122)
   Additions to debt issue costs ......................................   (14,035)       (448)       (807)
   Dividends paid .....................................................   (74,804)         --          --
                                                                         --------    --------    --------
    Net cash provided by (used in) financing activities ...............  (100,414)    (10,793)     15,331
                                                                         --------    --------    --------
    Net increase (decrease) in cash and cash equivalents ..............    43,898     (30,722)     (8,320)
Cash and cash equivalents:
   Beginning of year ..................................................    15,417      59,315      28,593
                                                                         --------    --------    --------
   End of year  .......................................................  $ 59,315    $ 28,593    $ 20,273
                                                                         ========    ========    ========

        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
               Consolidated Statement of Cash Flows (Continued)
                                (in thousands)

                                                                                      Fiscal Year
                                                                              -----------------------------
                                                                               1993      1994       1995
                                                                              ------    -------   --------
Supplemental disclosure of cash flow information:
  Interest paid .........................................................     $30,142    $ 28,814  $27,845
                                                                              =======    ========  =======
  Income taxes paid  ....................................................     $ 3,857    $  5,198  $ 5,939
                                                                              =======    ========  =======
Supplemental schedule of noncash investing and financing activities:

The Company purchased a significant portion of the assets of Beall-
  Ladymon, Inc. for $20,840 in cash during 1994. In addition, the Company purchased Mammouth, Inc. and Szolds, Inc. ("Szolds") for $1,067 and $493, respectively, during 1995. Pursuant to the Szolds purchase agreement, $393 was paid at closing to Szolds during February 1996. In conjunction with these acquisitions, liabilities were assumed as follows:

Fair value allocated to assets acquired ...................................   $   --     $ 24,043  $ 1,702
Cash paid for assets acquired, including acquisition expenses .............       --      (20,840)  (1,167)
Purchase price payable at closing .........................................       --           --     (393)
                                                                              ------     --------  -------
Liabilities assumed .......................................................   $   --     $  3,203  $   142
                                                                              ======     ========  =======

        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                Consolidated Statement of Stockholders' Deficit
                   (in thousands, except numbers of shares)

                                                Common Stock
                                --------------------------------------------
                                                               Class B
                                                         -------------------
                                                                               Additional
                                   Shares                 Shares                 Paid-in       Accumulated
                                Outstanding  Amount    Outstanding  Amount       Capital         Deficit      Total
                                -----------  ------    -----------  ------    --------------   ----------   ---------
Balance, January 30, 1993 .....  10,559,167  $106      1,468,750      $15        $  899         $(10,625)   $ (9,605)

Net loss ......................          --    --             --       --            --           (2,782)     (2,782)
Dividends on preferred stock             --    --             --       --            --           (1,596)     (1,596)
Dividends on common stock .....          --    --             --       --            --          (74,804)    (74,804)
Accretion on preferred stock             --    --             --       --            --             (701)       (701)
Tax benefits from stock
  option activity .............          --    --             --       --         2,037               --       2,037
Adjustment for minimum
  pension liability  ..........          --    --             --       --            --             (568)       (568)
Issuance of stock  ............     783,998     7             --       --           318               --         325
Retirement of stock ...........     (10,024)   --             --       --           (33)              --         (33)
                                  ---------  ----      ---------      ---        ------          -------      -------
Balance, January 29, 1994 .....  11,333,141   113      1,468,750       15         3,221          (91,076)    (87,727)

Net income ....................          --    --             --       --            --            6,322       6,322
Vested compensatory stock
  options .....................          --    --             --       --           247               --         247
Adjustment for minimum
  pension liability  ..........          --    --             --       --            --             (132)       (132)
Issuance of stock  ............      48,000    --             --       --            97               --          97
                                 ----------  ----     ----------      ---        ------          -------     -------
Balance, January 28, 1995 .....  11,381,141   113      1,468,750       15         3,565          (84,886)    (81,193)

Net income ....................          --    --             --       --            --           10,730      10,730
Vested compensatory stock
  options .....................          --    --             --       --           284               --         284
Adjustment for minimum
  pension liability  ..........          --    --             --       --            --           (2,081)     (2,081)
Issuance of stock  ............     121,621     2             --       --            66               --          68
Retirement of stock ...........     (31,860)   --             --       --          (122)              --        (122)
                                 ----------  ----      ---------      ---        ------         --------    --------
Balance, February 3, 1996 .....  11,470,902  $115      1,468,750      $15        $3,793         $(76,237)   $(72,314)
                                 ==========  ====      =========      ===        ======         ========    ========

        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                  Notes to Consolidated Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Stage Stores, Inc. (formerly Apparel Retailers, Inc.) was incorporated under the laws of Delaware on June 17, 1993 at the direction of the stockholders of Specialty Retailers, Inc. as a part of an overall refinancing and distribution plan (see Note 5). As a part of this plan, the stockholders of Specialty Retailers, Inc. exchanged all of their common stock for Stage Stores, Inc. common stock with identical terms and conditions. Stage Stores, Inc., Specialty Retailers, Inc. and their subsidiaries are collectively referred to as the "Company". When the distinction is necessary, "Stage Stores" refers to Stage Stores, Inc. and "SRI" refers to Specialty Retailers, Inc. SRI operates family apparel stores primarily under the names "Bealls", "Palais Royal" and "Stage" offering branded fashion apparel and accessories for women, men and children. The Company currently operates 268 stores in thirteen states located throughout the central United States.

   Principles of Consolidation: The consolidated financial statements include the accounts of Stage Stores and its wholly-owned subsidiaries subsequent to June 17, 1993. Prior to June 17, 1993, the consolidated financial statements include the accounts of SRI and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

   On October 31, 1994, Palais Royal, Inc., a wholly-owned subsidiary of the Company, purchased a significant portion of the assets of the Beall-Ladymon Corporation ("Beall-Ladymon") for $20.8 million in cash. The assets acquired consisted primarily of customer accounts receivable and fixed assets. In addition, the Company assumed leases for forty-five store locations which the Company opened as Stage stores during the first quarter of 1995. Beall-Ladymon was a regional apparel retailer which operated stores primarily in Louisiana, Arkansas and Mississippi.

   The following unaudited pro forma information gives effect to the Beall-Ladymon acquisition as if it had occurred at the beginning of the periods presented and includes operating activity of Beall-Ladymon prior to the beginning of the closure period (in thousands, except per common share data):

                                                              Fiscal Year
                                                          -------------------
                                                            1993       1994
                                                          --------   --------
                                                             (unaudited)
Net sales ........................................        $609,857    $613,994
                                                          ========    ========
Income before extraordinary item .................        $ 13,359    $  4,353
                                                          ========    ========
Net income (loss) ................................        $ (2,849)   $  4,045
                                                          ========    ========
Earnings (loss) per common share .................        $ (0.40)    $   0.31
                                                          =======     ========

   The above amounts are based on certain estimates and assumptions which the Company believes are reasonable. The pro forma results do not purport to be indicative of the results which would have occurred if the acquisition had actually taken place at the beginning of the periods presented, nor are they necessarily indicative of the results of any future periods.

   The Beall-Ladymon acquisition was accounted for under the purchase method of accounting. Accordingly, the total acquisition cost was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The excess of the purchase price over the estimated fair value of such assets and liabilities was recognized as goodwill and is being amortized on a straight-line basis over fifteen years.

   Fiscal Year: The fiscal years discussed herein end on the Saturday nearest to January 31 in the following calendar year. For example, references to "1995" mean the fiscal year ended February 3, 1996. All fiscal years consist of fifty-two weeks except for 1995 which consists of fifty-three weeks.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Merchandise Inventories: The Company states its merchandise inventories at the lower of cost or market, cost being determined using the retail last-in, first-out ("LIFO") method. Market is estimated on a pool-by-pool basis.

   The Company believes that the LIFO method, which charges the most recent merchandise costs to the results of current operations, provides a better matching of current costs with current revenues in the determination of operating results. Some companies use the retail first-in, first-out ("FIFO") method in valuing their inventories. If the retail FIFO method had been used, inventories at January 28, 1995 and February 3, 1996 would have been higher by $0.4 million and lower by $3.5 million, respectively.

   Property, Equipment and Leasehold Improvements: Property, equipment and leasehold improvements are stated at cost and depreciated over their estimated useful lives using the straight line method. The estimated useful lives of leasehold improvements do not exceed the term, including renewal options, of the related lease. The estimated useful lives in years are as follows:

             Buildings ........................................ 20-25
             Store and office fixtures and equipment...........  7-12
             Warehouse equipment  .............................  5-15
             Favorable leases and leasehold improvements....... 15-50

   Income Taxes: The provision for income taxes is computed based on the pretax income included in the consolidated statement of operations. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.


   Earnings (Loss) Per Common Share: Earnings or loss per common share is computed based upon net income or loss adjusted for dividends and accretion on preferred stock. Common stock options outstanding are treated as common stock equivalents in the computation of earnings or loss per common share using the treasury stock method. The fair value of the Company's common stock is determined in good faith by the Board of Directors based upon the historical and projected financial performance of the Company. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, common stock options issued during the twelve months prior to the proposed initial public offering have been included in the calculation of earnings (loss) per common share as if such options were outstanding for all periods presented.

   Debt Issue Costs: Debt issue costs are accounted for as a deferred charge and amortized on a straight-line basis over the term of the related issue.

   Goodwill and Other Intangibles: The Company amortizes goodwill and intangible assets on a straight- line basis over the estimated future periods benefited, not to exceed forty years. Amortization periods for goodwill and other intangibles associated with acquisitions are currently five to forty years. Each year, the Company evaluates the remaining useful life associated with goodwill based upon, among other things, historical and expected long-term results of operations. Accumulated amortization of goodwill was $3.7 million and $4.7 million at January 28, 1995 and February 3, 1996, respectively.

   Store Pre-Opening Expenses: Pre-opening expenses of new stores are deferred and charged to operations in the year the store opens.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

Advertising Expenses: Advertising costs are charged to operations when the related advertising first takes place. Advertising costs were $22.3 million, $22.3 million, and $25.9 million for 1993, 1994 and 1995, respectively. Prepaid advertising costs were $0.6 million and $0.5 million at January 28, 1995 and February 3, 1996, respectively.

   Statement of Cash Flows: The Company considers highly liquid investments with initial maturities of less than three months to be cash equivalents in its statement of cash flows.

   Financial Instruments: The Company records all financial instruments at cost. The fair values of accounts receivable and accounts payable approximate cost.

   Impairment of Assets: The Company has not elected early adoption of Statement of Financial Accounting Standard No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 becomes effective beginning with the Company's first quarter of 1996. The Company does not believe that the adoption of SFAS 121 will have a material effect on the Company's financial position or results of operations.

   Stock Based Compensation: The Company has not elected early adoption of Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 becomes effective beginning with the Company's first quarter of 1996 and will not have a material effect on the Company's financial position or results of operations. Upon adoption of SFAS 123, the Company will continue to measure compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

   Reclassifications: The accompanying consolidated financial statements include reclassifications from financial statements issued in previous years.

NOTE 2 - ACCOUNTS RECEIVABLE

   Accounts receivable balances were as follows (in thousands):

                                           January 28, 1995    February 3, 1996
                                           ----------------    ----------------
Gross customer accounts receivable......        $ 210,941          $ 228,354
Accounts receivable sold ...............         (140,000)          (165,000)
Other receivables ......................            2,647              5,146
                                                ---------           ---------
                                                   73,588             68,500
Less--allowance for doubtful accounts...           (3,232)            (2,760)
                                                ---------          ---------
                                                $  70,356          $  65,740
                                                =========          =========

   During 1993, the Company implemented an accounts receivable securitization program (the "Accounts Receivable Program") which provides a source of funds from the sale of accounts receivable to a master trust (the "Trust"). Pursuant to the Accounts Receivable Program, the Company sells all of the accounts receivable generated by the holders of the Company's private label credit card accounts to its wholly-owned subsidiary, SRI Receivables Purchase Co., Inc. ("SRPC"), on a daily basis. SRPC is a separate limited-purpose subsidiary that is operated in a fashion intended to ensure that its assets and liabilities are distinct from those of the Company and its other affiliates as SRPC's creditors have a claim on its assets prior to becoming available to any creditor of the Company. SRPC sells, on a daily basis, the accounts receivable purchased from the Company to the Trust in exchange for cash or a certificate representing an undivided interest in the Trust. The Trust currently has $165.0 million of term certificates and a $40.0 million revolving certificate outstanding which represent undivided interests in the Trust. The holder of the revolving certificate has agreed to purchase interests in the Trust equal to the amount of accounts receivable

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

in the Trust above the level required to support the term certificates and the transferor's retained interest (currently $204.1 million), up to a maximum of $40.0 million. If receivable balances in the Trust fall below the level required to support the term certificates and revolving certificates, certain principal collections may be retained in the Trust until such time as the receivable balances exceed the certificates then outstanding and the required transferor's interest. The Company owns an undivided interest in the accounts receivable in the Trust not represented by the term or revolving certificates and continues to service all of the accounts receivable in the Trust. The Trust may issue additional series of certificates from time to time. Terms of any future series will be determined at the time of issuance. The outstanding balances of the term certificates totaled $140.0 million and $165.0 at January 28, 1995 and February 3, 1996, respectively. There was no portion of the revolving certificate outstanding at January 28, 1995 and February 3, 1996.

   Total accounts receivable sold to the Trust during 1993, 1994 and 1995 were $285.1 million, $278.6 million and $306.8 million, respectively. The cash flows generated from the accounts receivable in the Trust are dedicated to (i) the purchase of new accounts receivable generated by the Company, (ii) payment of a return on the certificates and (iii) the payment of a servicing fee to SRI. Any remaining cash flows are remitted to the Company. The term certificates entitle the holders to receive a return, based upon the London Interbank Offered Rate ("LIBOR"), plus a specified margin paid on a quarterly basis. Principal payments commence in December 31, 1999 but can be accelerated upon occurrence of certain events. The revolving certificate entitles the holder to receive a return based upon a floating LIBOR rate, plus a specified margin, or prime rate, at the option of the Company paid on a monthly basis. The Company is currently protected against increases above 12% under an agreement entered into with a bank. The Company is exposed to loss in the event of non-performance by the bank. However, the Company does not anticipate non-performance by the bank. At February 3, 1996, the average rate of return on the term certificates was 6.8%. The purchase commitment for the Revolving certificate is five years, subject to renewal at the option of the parties. The revolving certificate holders are entitled to repayment in the event the accounts receivable decrease below that required to support such certificates.


   Subsequent to the implementation of the Accounts Receivable Program in 1993, the Company's financial statements do not reflect accounts receivable, finance charge income, bad debt expense or servicing costs attributable to the Trust accounts receivable supporting the outstanding term or revolving certificates. The Company recognized an initial gain of $2.7 million on the sale of accounts receivable during 1993 which was reflected as a reduction of selling, general and administrative expenses. Subsequent gains on the sale of accounts receivable were not material.

   The provision for doubtful accounts was $6.6 million, $2.6 million and $3.8 million for 1993, 1994 and 1995, respectively. The provision for doubtful accounts does not reflect the Company's recourse obligations under the Accounts Receivable Program which have been included in the calculation of the gain on the sale of accounts receivable.


NOTE 3 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

   Property, equipment and leasehold improvements were as follows (in thousands):


                                            January 28,1995    February 3, 1996
                                            ---------------    ----------------
    Land ..............................         $  3,074           $  3,074
    Buildings .........................           16,313             16,313
    Fixtures and equipment ............           72,624             88,794
    Leasehold improvements ............           37,542             49,290
                                                --------           --------
                                                 129,553            157,471
    Less--accumulated depreciation ....          (53,951)          (64,353)
                                                --------           --------
                                                $ 75,602           $ 93,118
                                                ========           ========

   Depreciation expense was $8.3 million, $8.5 million and $10.8 million for 1993, 1994 and 1995, respectively.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

NOTE 4 - STORE CLOSURES

   During 1994, the Company approved a store closure plan (the "Store Closure Plan") which provided for the closure of forty Fashion Bar stores. These stores were primarily located in major regional malls within the Denver area. Management determined that the merchandising strategy and market positions of such stores were not compatible with the Company's overall merchandising philosophies or growth strategy. The Company accrued $5.2 million for the expected costs associated with the Store Closure Plan which include: occupancy ($4.2 million); severance ($0.4 million); write-off of fixed assets and other intangibles ($0.9 million); other expenses ($0.8 million) and the write-off of negative goodwill ($1.1 million) allocated to the stores to be closed. The Company substantially completed the Store Closure Plan during 1995. At January 28, 1995 and February 3, 1996, the balance of the Store Closure Plan accrual was $4.8 million and $1.0 million, respectively, primarily reflecting the lease costs associated with closed stores. During 1995, the Company charged $3.8 million to the accrual.

       Net sales and operating income attributable to the stores closed were as follows (in thousands):



                                                              Fiscal Year
                                                      -------------------------
                                                       1993      1994     1995
                                                      ------    ------   -----
 Net sales ...................................        $25,442  $23,174    $605
                                                      =======  =======    ====
 Operating income (loss) .....................        $  (213) $   618    $ 32
                                                      =======  =======    ====

   At the date of the acquisition of Bealls, the Company undertook a centralization and consolidation program which included the expected closure of twenty-six store locations (the "Store Closure Program") and certain operating facilities, as well as the consolidation of certain duplicate administrative and distribution functions. At January 30, 1993, twenty-one stores remained in the Store Closure Program, sixteen of which had been closed. During 1993, based on the Company's ongoing assessment of scheduled store closures, the remaining five open stores were removed from the Store Closure Program. As a result of the removal of these five stores from the Store Closure Program, the Company reduced its consolidation and centralization accrual by $2.3 million. Of this amount, $1.1 million, before applicable taxes, was credited to goodwill and the remaining $1.2 million credited to long-term liabilities to reflect the ongoing adverse lease commitments associated with the removed stores. At January 28, 1995 and February 3, 1996, the balance of the consolidation and centralization accrual was $4.7 million and $4.1 million, respectively, primarily reflecting the lease costs associated with closed stores. During 1993, 1994 and 1995, the Company charged $0.8 million, $0.7 million and $0.6 million, respectively, to the accrual.

NOTE 5 - LONG-TERM DEBT

   Long-term debt consists of the following (in thousands):

                                                                  January 28, 1995  February 3,1996
                                                                  ----------------  ---------------
    Held by third parties:
    SRI Senior Notes ...........................................      $ 90,800        $ 85,800
    SRI Senior Subordinated Notes, net of discount .............       100,000         116,530
    Revolving Credit Agreement .................................            --              --
    Bealls Holding Subordinated Notes, net of discount .........        10,686          11,319
    FB Holdings Subordinated Notes, net of discount ............         3,939           4,125
    Bealls Holding Junior Subordinated Debentures, net of
     discount ..................................................         6,095           6,221
    Port Arthur IDRB ...........................................         2,117           2,002
    Stage Stores Senior Discount Debentures, net of discount ...        96,748         109,817
    Other long term debt .......................................           451             301
                                                                      --------        --------
                                                                       310,836         336,115
    Less--current maturities ...................................          (261)           (276)
                                                                      --------        --------
                                                                      $310,575        $335,839
                                                                      ========        ========
    Held by related party:
    SRI Senior Notes ...........................................      $ 39,200        $ 44,200
                                                                      ========        ========

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

   During 1993, the Company completed its refinancing (the "Refinancing") which included (i) the replacement of SRI's existing accounts receivable facility with the Accounts Receivable Program and (ii) the issuance of SRI 10% Senior Notes Due 2000 (the "SRI Senior Notes") and SRI 11% Series B Senior Subordinated Notes Due 2003 (the "SRI Series B Senior Subordinated Notes"). The proceeds from the Refinancing were used primarily to replace certain previously outstanding debt. As a result of the Refinancing, the Company recorded an extraordinary charge of $16.2 million net of applicable income taxes of $8.8 million during 1993.

   Concurrent with the Refinancing, the Company completed its distribution plan which included the issuance of $149.1 million principal amount of 12 3/4% Senior Discount Debentures Due 2005 (the "Stage Stores Senior Discount Debentures"); the proceeds of which were used primarily to make a distribution to the shareholders of Stage Stores.

   The SRI Senior Notes were originally issued with a principal amount of $150.0 million and bear interest at 10% payable semi-annually on February 15 and August 15. The Company is required to make a mandatory sinking fund payment on August 15, 1999 equal to twenty five percent of the original principal amount. The Company has purchased $20.0 million of the SRI Senior Notes which satisfied a portion of the August 15, 1999 sinking fund requirement. The SRI Senior Notes are general unsecured obligations and rank senior to all subordinated debt of the Company including the SRI Senior Subordinated Notes.

   The SRI Series B Senior Subordinated Notes were originally issued with a principal amount of $100.0 million and bear interest at 11% payable semi-annually on February 15 and August 15. SRI is required to make a mandatory sinking fund payment on August 15, 2002 equal to forty percent of the original principal amount. The SRI Series B Senior Subordinated Notes are subordinated to the obligations under the SRI Senior Notes.

   During 1995, SRI issued $18.3 million in aggregate principal amount of SRI 11% Series D Senior Subordinated Notes Due 2003 (the "SRI Series D Senior Subordinated Notes"). The SRI Series D Senior Subordinated Notes were issued at a discount of $1.8 million and bear interest at 11% payable semi-annually on February 15 and August 15 of each year. The original issue discount is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 13.0%. SRI is required to make a mandatory sinking fund payment on September 15, 2002 equal to forty percent of the original aggregate principal amount of the SRI Series D Senior Subordinated Notes. The SRI Series D Senior Subordinated Notes rank pari passu with the existing SRI Series B Senior Subordinated Notes (collectively, the "SRI Senior Subordinated Notes").

   The SRI Senior Notes and SRI Senior Subordinated Notes contain restrictive covenants which, among other things (i) limit SRI's ability to sell certain assets, pay dividends, retire its common stock or retire certain debt, (ii) limit its ability to incur additional debt or issue stock and (iii) limit certain related party transactions.

   SRI has a revolving credit agreement with a bank (the "Credit Agreement") under which it may draw up to $25.0 million. Of this amount, up to $15.0 million may be used to support letters of credit. As of February 3, 1996, $8.4 million of the total commitment was used to collateralize letters of credit resulting in available funds of $16.6 million. The Company also has a separate agreement with the bank under which it may borrow an additional $10.0 million for seasonal working capital needs (the "Seasonal Credit Agreement" and together with the Credit Agreement, the "Revolving Credit Agreement"). Funds are available under the Seasonal Credit Agreement from August 15 through January 15 of each calendar year (the "Seasonal Period"). The Revolving Credit Agreement is available through February 3, 1998 and provides for a commitment fee of 1/2 of 1% of the average daily unused portion of the commitment amount paid on a quarterly basis. Interest is charged on outstanding loans at a base rate plus a specified margin. The base rate is the higher of the bank's prime rate or 1/2 of 1% above the Federal Funds Effective Rate. The specified margin range is 1.25% to 2.75% based on calculated debt service ratios as defined in the agreement. During 1995, the availability under the Credit Agreement was never less than $4.5 million. During the Seasonal Period, the availability under the Revolving Credit Agreement was never less than $11.5 million. The Revolving Credit Agreement contains covenants which, among other things, restricts the (i) incurrence of additional

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

debt, (ii) purchase of certain investments, (iii) payment of dividends, (iv) formation of certain business combinations, (v) disposition of certain assets,
(vi) acquisition of subordinated debt, (vii) use of proceeds received under the agreement, (viii) aggregate amount of capital expenditures (including any expenditures made in connection with any permitted acquisitions) to $31.0 million during 1995 and (iv) certain transactions with related parties. The Revolving Credit Agreement also requires that SRI maintain a debt service ratio above a predetermined level. The Revolving Credit Agreement is secured by SRI's distribution center located in Jacksonville, Texas, including equipment located therein, a pledge of SRPC stock and a pledge of the Company's trademarks. The net book value of the distribution center was approximately $10.7 million at February 3, 1996.

   The increasing rate Bealls Holding, Inc. ("Bealls Holding") Subordinated Debentures Due 2002 (the "Bealls Holding Subordinated Debentures") in aggregate principal amount of approximately $15.0 million bear interest at 10% through 1994, 11% in 1995 and 12% thereafter until maturity. Interest is payable semi-annually on June 30 and December 31. Original issue discount of $7.3 million is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 20.9%. The Bealls Holding Subordinated Debentures may be prepaid, at the Company's option, at their face value. The Company is required to redeem the Bealls Holding Subordinated Debentures beginning no later than December 31, 1997, in no more than six equal annual installments. The Bealls Holding Subordinated Debentures are subordinated to all debt except the Stage Stores Senior Discount Debentures. SRI is the primary obligor under these debentures.

   In connection with the acquisition of Fashion Bar, FB Holdings, Inc. ("FB Holdings") issued approximately $3.6 million aggregate principal amount of 7% FB Holdings Subordinated Notes Due 2000 ("FB Holdings Subordinated Notes") to former stockholders of Fashion Bar. The FB Holdings Subordinated Notes were recorded at their estimated fair value at issuance date of $3.1 million. The difference between the estimated fair value and principal amount of $0.5 million is being charged to interest expense over the term to maturity using the effective interest method. The FB Holdings Subordinated Notes are due in two equal installments on June 30, 1999 and 2000. The FB Holdings Subordinated Notes may be prepaid at any time in whole or in part at SRI's option. The FB Holdings Subordinated Notes bear interest at 7% per annum, payable quarterly. The combination of coupon interest payments and original issue discount results in an effective interest rate of 9.0%. Prior to and including June 1995, SRI paid interest in the form of additional FB Holdings Subordinated Notes; thereafter, interest is being paid in cash. The principal amount of FB Holdings Subordinated Notes at February 3, 1996 was $4.4 million. The FB Holdings Subordinated Notes are subordinated to all debt except the Stage Stores Senior Discount Debentures. SRI is the primary obligor under these debentures.

   In connection with the acquisition of Bealls, Bealls Holding issued the 7% Bealls Holding Junior Subordinated Debentures Due 2003 ("Bealls Holding Junior Subordinated Debentures") at a face value of approximately $12.5 million, net of discount of approximately $8.4 million. Such discount is being charged to interest expense over the term to maturity using the effective interest method. The Bealls Holding Junior Subordinated Debentures are limited to an aggregate principal amount of approximately $18.3 million. Interest is payable semi-annually on June 30 and December 31. The combination of coupon interest payments and original issue discount results in an effective interest rate of 39.4%. The principal amount of Bealls Holding Junior Subordinated Debentures outstanding at February 3, 1996 was $14.3 million. The Bealls Holding Junior Subordinated Debentures are subordinated to all debt except the Stage Stores Senior Discount Debentures. SRI is the primary obligor under these debentures.

   The Port Arthur Industrial Development Revenue Bond (the "Port Arthur IDRB") bears interest at 75% of the prime rate payable monthly. The interest rate applicable to the Port Arthur IDRB at February 3, 1996 was 6.6%. The Port Arthur IDRB is collateralized by a building with a net book value of approximately $1.7 million. Under a separate agreement, SRI is required to make scheduled annual sinking fund payments ranging from $0.1 million to $0.2 million.

   The Stage Stores Senior Discount Debentures were issued with a principal amount of approximately $149.1 million. The debentures were sold at a discount of approximately $69.1 million. Substantially all of the net proceeds

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)


from the Stage Stores Senior Discount Debentures were used to make cash payments to the holders of Stage Stores common stock equal to $5.85 per share. Interest begins to accrue in August 1998 and is payable semi-annually on February 15 and August 15 commencing February 15, 1999. The discount is being charged to interest expense over the term to maturity using the effective interest method which, together with the coupon interest, results in a 12.74% effective interest rate. The Stage Stores Senior Discount Debentures contain restrictions which, among other things, limits (i) the payment of dividends,
(ii) the repurchase of stock and subordinated debt, (iii) the acquisition of additional debt or the creation of certain liens, (iv) disposition of certain assets and (v) certain related party and intercompany transactions. The Stage Stores Senior Discount Debentures are secured by all of the issued and outstanding common stock of SRI and is subordinated to all debt.

   Aggregate maturities of long-term debt for the next five years are:
1996--$0.3 million; 1997--$2.1 million; 1998--$2.1 million; 1999--$21.7 million and 2000--$116.6 million.

   Management estimates the fair value of its long-term debt to be $325.7 million and $352.3 million at January 28, 1995 and February 3, 1996, respectively. In developing its estimates, management considered quoted market prices for each instrument, if available, current market interest rates in relation to the coupon interest rates of each instrument, the relative subordination of each instrument and the relative liquidity of the instrument as indicated by the presence or lack of an active market.

NOTE 6 - MANDATORILY REDEEMABLE PREFERRED STOCK

   In connection with the Refinancing in 1993 (see Note 5), the Company redeemed all of the outstanding shares of its 15% cumulative senior redeemable preferred stock and 14% cumulative junior redeemable preferred stock (8,080 and 2,000 shares, respectively) at the aggregate of their liquidation value plus accrued and unpaid dividends amounting to $16.0 million and $3.8 million, respectively.

NOTE 7 - STOCK OPTION PLAN

   During 1993, the Company adopted the Third Amended and Restated Stock Option Plan (the "Stock Option Plan") which was designed to provide incentives to present and future key employees and advisors to the Company (the "Participants") as selected by the compensation committee of the Board of Directors (the "Board"). Options to purchase shares of the Company's common stock may be granted to any Participant at any time, at such price and on such terms as established by the Board. Options granted under the Stock Option Plan may be either non- qualified or incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code or in a form consistent with the Stock Option Plan as the Board may determine. All outstanding options are non- qualified.

   The number of shares of common stock which may be granted under the Stock Option Plan shall not exceed 2,000,000 shares. All Options issued as ISOs under the Stock Option Plan are required to (i) have an exercise price not less than 100% of the fair value of the common stock at the date of grant,
(ii) not be exercisable more than 10 years after grant date, (iii) be nontransferable and (iv) be exercisable only during the holder's employment by the Company or a period not exceeding three months following termination thereof. Options which are not ISOs may provide that the holder receive cash equal to the excess of the fair market value per share of common stock at the exercise date over the exercise price per share, in lieu of issuance of common stock upon exercise of the option. Upon termination of the Participant's employment with the Company, the Company may, at its option, repurchase any vested common stock obtained under the Stock Option Plan at the fair market value of the common stock. Any unvested common stock obtained under the Stock Option Plan may be repurchased at the Company's option, at the original issuance cost of the common stock. The Stock Option Plan also provides that the Company may sell to any Participant shares of common stock or preferred stock consistent with the Plan and at the discretion of the Board.

   During 1993, all of SRI's options with an exercise price of $0.10 were exercised. Additionally, the Board granted active Participants who exercised such options one Stage Stores option with an exercise price of $2.15

                           Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)


for every ten SRI options exercised. All of SRI's options with an exercise price of $5.00 remained outstanding and were exchanged for Stage Stores options with an exercise price of $0.10 and the right to receive a distribution of $0.95 per option which will be paid as the options vest. This distribution is being recognized as compensation expense over the vesting period.

   The range of prices for options exercised during 1995 was $0.10 to $2.15 per share. The range of prices for options outstanding at the end of 1995 was $0.10 to $5.00 per share.

   A summary of the activity in the Stock Option Plan follows:

                                                              Fiscal Year
                                                  ----------------------------------
                                                    1993          1994       1995
                                                  ---------     --------   ---------
Options outstanding at beginning of year ......    863,625      571,082      743,012
 Granted ......................................    457,227      197,050      431,880
 Surrendered ..................................                 (13,045)      (7,849)
 Exercised  ...................................   (736,725)      (2,880)    (105,551)
                                                  --------      -------    ---------
Options outstanding at end of year ............    571,082      743,012    1,061,492
                                                  ========      =======    =========
Options vested at end of year .................         --      130,570      254,790
                                                  ========      =======    =========
Options exercisable at end of year ............         --      130,570      254,790
                                                  ========      =======    =========

NOTE 8 - EMPLOYEE BENEFIT PLANS

   Pension benefits for employees are provided under the SRI Retirement Plan (the "Plan"), a qualified benefit plan. Benefits are administered through a Trust arrangement which provides monthly payments or lump sum distributions. The Plan covers substantially all employees who have completed one year of service with one thousand hours of service. Benefits under the plan are based upon a percentage of the participant's earnings during each year of credited service.

   The following sets forth the funded status of the Plan and the amounts recognized in the consolidated financial statements (in thousands):

                                                                    January 28,1995  February 3,1996
                                                                    ---------------  ---------------
    Actuarial present value of benefits:
     Vested benefit obligations ...................................     $(18,590)       $(24,680)
                                                                        ========        ========
     Accumulated benefit obligations ..............................     $(19,630)       $(25,790)
                                                                        ========        ========
    Projected benefit obligations .................................     $(24,530)       $(32,240)
    Market value of Plan assets, primarily fixed income and
     equity securities ............................................       16,320          20,000
                                                                        --------        --------
    Pension obligations in excess of assets .......................       (8,210)        (12,240)
    Unrecognized prior service income .............................          (34)            (28)
    Unrecognized net loss .........................................        6,078          10,948
    Adjustment required to recognize minimum liability ............       (1,144)         (4,470)
                                                                        --------        --------
    Accrued pension cost  .........................................     $ (3,310)       $ (5,790)
                                                                        ========        ========
    Assumptions utilized in determining projected obligations
     and funding amounts:
    Discount rate .................................................         8.75%           7.00%
    Rate of increase in compensation levels .......................         4.00%           4.00%
    Expected long-term rate of return on Plan assets ..............         9.00%           9.00%


   The Company's funding policy for the Plan is to contribute the minimum amount required by applicable regulations. During 1993, 1994 and 1995, in accordance with Statement of Financial Accounting Standards No.

                           Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

87, the Company recorded adjustments of $1.1 million, $0.2 million and $3.2 million to recognize the excess of the accumulated benefit obligation over the market value of the Plan assets, respectively. Accordingly, the Company recorded a charge to retained earnings of $0.6 million, $0.1 million and $2.1 million, net of applicable tax and unrecognized prior service cost, for 1993, 1994 and 1995, respectively.

   The components of pension cost for the Plan were as follows (in thousands):

                                                                         Fiscal Year
                                                                ------------------------------
                                                                 1993       1994       1995
                                                                -------    -------    -------
    Service cost ............................................   $   743    $   887    $   771
    Interest cost ...........................................     1,861      1,995      2,139
    Actual loss (return) on Plan assets .....................    (1,955)       940     (3,377)
    Net amortization and deferral ...........................       409     (2,174)     2,292
                                                                -------    -------    -------
                                                                $ 1,058    $ 1,648    $ 1,825
                                                                =======    =======    =======

   Prior to its acquisition, Beall Brothers, Inc. sponsored an unfunded, nonqualified Benefit Restoration Plan which provided certain key executives defined pension benefits in excess of limits imposed by federal tax law. In February 1989, this plan was terminated. The recorded liability for this plan was $1.3 million at February 3, 1996.

NOTE 9 - OPERATING LEASES

   The Company leases stores, service center facilities, the corporate headquarters and equipment under operating leases. A number of store leases provide for escalating minimum rent. Rental expense is recognized on a straight-line basis over the life of such leases. The majority of the Company's store leases provide for contingent rentals, generally based upon a percentage of gross sales. The Company has renewal options for most of its store leases; such leases generally require that the Company pay for utilities, taxes and maintenance expense. A summary of rental expense associated with operating leases follows (in thousands):

                                                                         Fiscal Year
                                                                ----------------------------
                                                                 1993      1994      1995
                                                                -------   --------  --------
    Minimum rentals .........................................   $22,319    $22,979   $26,943
    Contingent rentals ......................................     2,818      2,874     2,618
    Equipment rentals .......................................     1,273        784       593
                                                                -------    -------   -------
                                                                $26,410    $26,637   $30,154
                                                                =======    =======   =======

   Minimum rental commitments on long-term operating leases at February 3, 1996, net of sub-leases, are as follows (in thousands):

     Fiscal Year:
         1996 ....................................................................   $ 28,307
         1997 ....................................................................     27,028
         1998 ....................................................................     25,146
         1999 ....................................................................     23,527
         2000 ....................................................................     20,233
         Thereafter ..............................................................     84,999
                                                                                     --------
                                                                                     $209,240
                                                                                     ========

   The Company's corporate headquarters and six Palais Royal stores are leased from a partnership in which a Company director is a general partner. The lease relating to the corporate headquarters is for a term of fifty years expiring in 2032 and includes an established minimum annual rate adjusted every three years for changes in the Consumer Price Index. Three of the Palais Royal store leases are for terms of twenty years expiring between 1999 and 2000. The remaining three store leases are for terms of twenty-five years expiring between 2005 and 2010.

                               State Stores, Inc.
                       (formerly Apparel Retailers, Inc.)
             Notes to Consolidated Financial Statements (Continued)


All of the store leases provide options to extend the term of the lease and for contingent rentals based on a percentage of gross sales. The Company recognized rental expense of $1.9 million, $2.0 million and $2.1 during 1993, 1994 and 1995, respectively, for all such leases. Future minimum lease payments total $44.7 million, $9.6 million of which is payable over the next five fiscal years for all such leases. The Company believes that the terms of all such leases are comparable to leases with unaffiliated third parties covering similar properties.

NOTE 10 - RELATED PARTY TRANSACTIONS

   The Company's corporate headquarters and six Palais Royal stores are leased from a partnership in which a Company officer is a general partner (see Note
9).

   An affiliate of a principal shareholder of the Company received fees for professional services rendered and expense reimbursements in the amounts of $1.5 million, $0.6 million and $0.8 million for 1993, 1994 and 1995, respectively.

   During 1993, the Company entered into an employment agreement with the President and Chief Executive Officer of the Company. As part of this agreement, the Company agreed to purchase his former residence for subsequent resale for $1.2 million and loaned $0.3 million to him. Such loan is due October 2, 1996, subject to extension, and bears a market rate of interest.

NOTE 11 - INCOME TAXES

   All Company operations are domestic. Income tax expense charged to continuing operations consisted of the following (in thousands):

                                                                Fiscal Year
                                                      ------------------------
                                                       1993     1994     1995
                                                      ------   ------   ------
   Federal income tax expense (benefit):
     Current ............................              9,989   $7,154   $9,772
     Deferred ...........................             (2,362)  (3,794)  (3,630)
                                                      ------   ------   ------
                                                       7,627    3,360    6,142
                                                      ------   ------   ------
   State income tax expense (benefit):
     Current ............................              1,250      771    1,060
     Deferred ...........................             (1,308)     186     (435)
                                                      ------   ------   ------
                                                         (58)     957      625
                                                      ------   ------   ------
                                                      $7,569   $4,317   $6,767
                                                      ======   ======   ======


   A reconciliation between the federal income tax expense charged to continuing operations computed at statutory tax rates and the actual income tax expense recorded follows (in thousands):


                                                             Fiscal Year
                                                      -------------------------
                                                       1993     1994     1995
                                                      ------   ------   ------
  Federal income tax expense at the statutory rate..  $6,124   $7,348   $3,831
  State income taxes, net ..........................     125      797      406
  Permanent differences, net .......................      58     (311)     290
  Other, net .......................................      38     --        (53)
                                                      ------   ------   ------
                                                      $7,569   $4,317   $6,767
                                                      ======   ======   ======

   The 1993 income tax benefit relating to the extraordinary item of $8.8 million (see Note 5) is comprised of current federal tax benefit ($7.4 million), deferred federal tax benefit ($1.3 million) and state tax benefit ($0.1 million). The 1994 income tax benefit relating to the extraordinary item associated with the retirement of the SRI Senior Notes (see Note 5) is comprised of $0.2 million current federal tax benefit.

                               State Stores, Inc.
                       (formerly Apparel Retailers, Inc.)
             Notes to Consolidated Financial Statements (Continued)


Deferred tax liabilities (assets) consist of the following (in thousands):


                                                    January 28,  February 3,
                                                       1995         1996
                                                     --------     --------
     Gross deferred tax liabilities:
       Depreciation and amortization ............    $  8,303     $  7,485
       Inventory reserves .......................       3,175        1,406
       Gain on sale of accounts receivable ......         822          800
       Other ....................................       1,310        1,435
                                                     --------     --------
                                                       13,610       11,126
                                                     --------     --------
     Gross deferred tax assets:
       Allowance for doubtful accounts ..........      (3,174)      (3,302)
       Accrued consolidation costs ..............      (1,968)      (1,478)
       Net operating loss carryforwards .........        --            (82)
       Original issue discount ..................      (5,640)     (10,042)
       Accrued expenses .........................      (1,518)        (990)
       Prepaid expenses .........................        --           --
       Pensions .................................      (1,404)      (2,686)
       Escalating leases ........................        (962)        (962)
       Charitable contribution carryforward .....        (620)        (113)
       Accrued payroll costs ....................      (1,196)        (884)
       Accrued store closure costs ..............      (2,085)        (558)
       Other ....................................        (975)        (780)
                                                     --------     --------
                                                      (19,542)     (21,877)
                                                     --------     --------
     Deferred tax assets valuation
      allowance .................................        --           --
                                                     --------     --------
                                                     $ (5,932)    $(10,751)
                                                     ========     ========


   The utilization of any carryforwards which originated prior to the Company's acquisition of Bealls or Fashion Bar are recorded as an adjustment to goodwill or other intangibles associated with the respective acquisition.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

   Litigation: The Company is subject to claims and litigation arising in the normal course of its business. The Company does not believe that any of these proceedings will have a material adverse effect on its financial position, its results of operations or its cash flows.

   Letters of Credit: The Company issues letters of credit to support certain merchandise purchases which are required to be collateralized. The Company had outstanding letters of credit totaling $8.4 million at February 3, 1996, all of which were collateralized by the Revolving Credit Agreement (see Note 5). These letters of credit expire within twelve months of issuance.

   Concentration of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, short-term investments and accounts receivable. The Company's cash management and investment policies restrict investments to low risk, highly-liquid securities and the Company performs periodic evaluations of the relative credit standing of the financial institutions with which it deals. The credit risk associated with the Company's accounts receivable is limited by the large number of customers in the Company's customer base. Substantially all of the Company's customers reside in the central United States.

                                 UHLMANS INC.

                                BALANCE SHEETS
                                 (Unaudited)

                                                                         February 3,      May 4,
                                                                            1996           1996
                                                                        ------------   ------------
                          Assets
Current Assets:
  Cash ...............................................................  $    924,550   $  1,053,553
  Trade accounts receivable, net .....................................     6,617,576      5,519,214
  Merchandise inventories ............................................    10,921,994     13,153,610
  Prepaid expenses ...................................................       138,978        250,871
                                                                        ------------   ------------
      Total current assets ...........................................    18,603,098     19,977,248

Other assets .........................................................       227,697        188,567
Leasehold improvements and equipment:
  Leasehold improvements .............................................     7,299,310      7,009,412
  Furniture and fixtures .............................................     4,229,136      4,344,279
  Transportation equipment ...........................................        53,431         68,148
                                                                        ------------   ------------
                                                                          11,581,877     11,421,839
  Less allowances for depreciation and amortization ..................     7,190,789      7,438,884
                                                                        ------------   ------------
                                                                           4,391,088      3,982,955
                                                                        ------------   ------------
                                                                        $ 23,221,883   $ 24,148,770
                                                                        ============   ============
           Liabilities And Stockholders' Equity
Current liabilities:
  Trade accounts payable .............................................  $  3,288,528   $  3,856,710
  Accrued expenses ...................................................       421,904        331,816
  Compensation and payroll taxes .....................................       658,316        606,710
  State and local taxes ..............................................       309,630        460,792
  Interest ...........................................................        51,149        101,325
  Current maturities of long-term liabilities ........................       876,292        856,971
                                                                        ------------   ------------
      Total current liabilities ......................................     5,605,819      6,214,324

Long-term liabilities, less current maturities:
  Notes payable including notes payable to stockholders
    and  former stockholders .........................................    13,877,904     14,868,909
  Obligations under deferred compensation arrangements ...............       234,748        196,636
  Pension ............................................................       110,089        147,875
                                                                        ------------   ------------
                                                                          14,222,741     15,213,420
Deferred credit ......................................................         5,133           --
Stockholders' equity:
  Common stock, no par value:
    Authorized--150,000 shares
    Outstanding--8,271 shares after deducting 86,069
      treasury shares, at stated value ...............................        82,710         82,710
  Retained earnings ..................................................     3,305,480      2,691,833
  Reduction for minimum pension liability ............................          --          (53,517)
                                                                        ------------   ------------
                                                                           3,388,190      2,721,026
                                                                        $ 23,221,883   $ 24,148,770
                                                                        ============   ============

                           See accompanying notes.

                                 UHLMANS INC.

                           STATEMENTS OF OPERATIONS
                                 (Unaudited)

                                                                                     Period from     Period from
                                                                                      February 1,     February 4,
                                                                                     1995 through    1996 through
                                                                                       April 29,        May 4,
                                                                                         1995            1996
                                                                                     ------------   -------------
Net merchandise sales ............................................................   $ 12,068,499    $12,146,694
Cost of sales and related buying, occupancy, and
  distribution expenses ..........................................................    (10,002,967)    (9,855,730)
                                                                                     ------------    -----------
Gross profit .....................................................................      2,065,532      2,290,964
Selling, general and administrative expenses .....................................     (2,982,742)    (2,751,640)
Service charge income ............................................................        222,124        204,128
                                                                                     ------------    -----------
Operating loss ...................................................................       (695,086)      (256,548)

Interest expense .................................................................       (330,000)      (357,062)
                                                                                     ------------    -----------
Net loss .........................................................................   $ (1,025,086)   $  (613,610)
                                                                                     ============    ===========

                           See accompanying notes.

                                  UHLMANS INC.

                           STATEMENTS OF CASH FLOWS
                                 (Unaudited)

                                                                                     Period from     Period from
                                                                                      February 1,     February 4,
                                                                                     1995 through    1996 through
                                                                                       April 29,        May 4,
                                                                                         1995            1996
                                                                                     ------------   -------------

Operating activities
 Net loss ........................................................................   $(1,025,086)   $   (613,610)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
   Depreciation ..................................................................        218,145        221,955
   Provision for bad debts .......................................................         49,500         49,500
   Changes in operating assets and liabilities:
    Trade accounts receivable ....................................................        791,681        547,214
    Merchandise inventories ......................................................     (2,308,468)    (1,858,144)
    Prepaid expenses and other assets ............................................        (54,568)       (50,208)
    Trade accounts payable and accrued expenses ..................................      1,521,671        917,315
    Obligations under deferred compensation
      arrangements ...............................................................           --           10,000
                                                                                     ------------   ------------
      Net cash used in operating activities ......................................       (807,125)      (775,978)

Net cash used in investing activities--purchase of
  leasehold improvements and equipment ...........................................       (277,448)       (50,667)

Financing activities
 Payments on notes payable .......................................................         (9,661)       (67,625)
 Net borrowings on revolving line of credit ......................................      1,000,000      1,100,000
                                                                                     ------------   ------------
    Net cash provided by financing activities ....................................        990,339      1,032,375
                                                                                     ------------   ------------
 Increase (decrease) in cash .....................................................        (94,234)       205,730
 Cash at beginning of period .....................................................        924,550        847,823
                                                                                     ------------   ------------
 Cash at end of period ...........................................................   $    830,316   $  1,053,553
                                                                                     ============   ============

                           See accompanying notes.

                                  UHLMANS INC.

                        NOTES TO FINANCIAL STATEMENTS
                                 (Unaudited)
                                 May 4, 1996

(1) BASIS OF PRESENTATION

   The accompanying unaudited financial statements of Uhlmans Inc. (the Company) have been prepared in accordance with Rule 10-01 of Regulation S-X and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Those adjustments, which include only normal recurring adjustments, that are, in the opinion of management, necessary for a fair presentation of the results of the interim periods have been made. The results of operations for such interim periods are not necessarily indicative of results of operations for a full year. The unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended February 3, 1996 included elsewhere in this prospectus.

(2) SALE OF COMPANY

   On June 3, 1996, a wholly-owned subsidiary of Stage Stores, Inc. acquired all of the outstanding shares of the Company's common stock for approximately $12.0 million. In connection with the acquisition, Stage Stores, Inc. repaid all of the Company's outstanding indebtedness.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Uhlmans Inc.

We have audited the accompanying balance sheets of Uhlmans Inc. as of February 3, 1996 and January 31, 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Uhlmans Inc. at February 3, 1996 and January 31, 1995, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

In fiscal 1996, as described in Note 6 to the financial statements, the Company adopted the provisions of FASB Statement No. 106, "Employer's Accounting for Retirement Benefits Other Than Pensions."

                                              Ernst & Young LLP

Toledo, Ohio
March 22, 1996

                                  UHLMANS INC.

                                BALANCE SHEETS

                                                                                        January 31,    February 3,
                                                                                           1995           1996
                                                                                       ------------   ------------
                            Assets
Current Assets:
Cash ...............................................................................   $    924,550   $    847,823
  Trade accounts receivable, less $100,000 allowance for doubtful accounts .........      6,617,576      6,115,928
  Merchandise inventories ..........................................................     10,921,994     11,295,466
  Prepaid expenses .................................................................        138,978        171,978
                                                                                       ------------   ------------
      Total current assets .........................................................     18,603,098     18,431,195
Other assets .......................................................................        227,697        217,252
  Leasehold improvements and equipment:
  Leasehold improvements ...........................................................      7,299,310      6,969,300
  Furniture and fixtures ...........................................................      4,229,136      4,333,724
  Transportation equipment .........................................................         53,431         68,148
                                                                                       ------------   ------------
                                                                                         11,581,877     11,371,172
Less allowances for depreciation and amortization ..................................      7,190,789      7,216,929
                                                                                       ------------   ------------
                                                                                          4,391,088      4,154,243
                                                                                       ------------   ------------
                                                                                       $ 23,221,883   $ 22,802,690
                                                                                       ============   ============
             Liabilities and Stockholders' Equity
Current liabilities:
  Trade accounts payable ...........................................................   $  3,288,528   $  2,939,965
  Accrued expenses .................................................................        421,904        453,496
  Compensation and payroll taxes ...................................................        658,316        654,994
  State and local taxes ............................................................        309,630        321,406
  Interest .........................................................................         51,149         70,177
  Current maturities of long-term liabilities ......................................        876,292        924,595
                                                                                       ------------   ------------
      Total current liabilities ....................................................      5,605,819      5,364,633
Long-term liabilities, less current maturities:
  Notes payable including notes payable to stockholders and
    former stockholders (Note 2) ...................................................     13,877,904     13,768,910
  Obligations under deferred compensation arrangements .............................        234,748        186,636
  Pension ..........................................................................        110,089        147,875
                                                                                       ------------   ------------
                                                                                         14,222,741     14,103,421
Deferred credit ....................................................................          5,133             --
Commitments and Contingencies ......................................................             --             --

Stockholders' equity (Note 3):
  Common stock, no par value:
    Authorized--150,000 shares
    Outstanding--8,271 shares after deducting 86,069 treasury
      shares, at stated value ......................................................         82,710         82,710
  Retained earnings ................................................................      3,305,480      3,305,443
  Reduction for minimum pension liability ..........................................             --        (53,517)
                                                                                       ------------   ------------
                                                                                          3,388,190      3,334,636
                                                                                       ------------   ------------
                                                                                       $ 23,221,883   $ 22,802,690
                                                                                       ============   ============

                           See accompanying notes.

                                  UHLMANS INC.

                             STATEMENTS OF INCOME

                                                                                                                 Period from
                                                                                                                 February 1,
                                                                                                                1995 through
                                                                                  Year ended January 31,          February 3,
                                                                                   1994           1995              1996
                                                                                -----------    -----------      -------------
Net merchandise sales .......................................................   $ 57,101,769    $ 60,212,662    $ 59,749,342
Cost of sales and related buying, occupancy, and distribution
  expenses ..................................................................    (43,545,216)    (46,559,601)    (46,129,222)
                                                                                ------------    ------------    ------------
Gross profit ................................................................     13,556,553      13,653,061      13,620,120
Selling, general and administrative expenses ................................    (12,096,093)    (11,883,614)    (12,231,712)
Service charge income .......................................................        801,584         874,029         850,852
                                                                                ------------    ------------    ------------
Operating income ............................................................      2,262,044       2,643,476       2,239,260
Interest expense ............................................................     (1,168,260)     (1,431,055)     (1,636,673)
                                                                                ------------    ------------    ------------
Net income  ................................................................    $  1,093,784    $  1,212,421    $    602,587
                                                                                ============    ============    ============

                           See accompanying notes.

                                  UHLMANS INC.

                      STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                           Reduction
                                        Common Stock                          for
                                   -----------------------                  Minimum
                                                 Stated        Retained     Pension
                                    Shares       Value         Earnings    Liability       Total
                                   --------    -----------    ----------   ----------   ------------
Balances at February 1, 1993.....   27,016     $ 270,160    $ 5,599,966                 $ 5,870,126
 Net income .....................                             1,093,784                   1,093,784
 Cash distributions to
   stockholders .................                              (360,394)                   (360,394)
 Purchase of common stock for
   treasury (Note 3) ............  (18,745)     (187,450)    (3,726,256)                 (3,913,706)
                                   -------      ---------    ----------      -------      ----------
Balances at February 1, 1994.....    8,271        82,710      2,607,100                   2,689,810
 Net income .....................                             1,212,421                   1,212,421
 Cash distributions to
   stockholders .................                              (514,041)                   (514,041)
                                   -------      ---------   -----------      -------      ----------
Balances at January 31, 1995.....    8,271        82,710      3,305,480                   3,388,190
 Net income .....................                               602,587                     602,587
 Cash distributions to
   stockholders .................                              (602,624)                   (602,624)
 Reduction for minimum pension
  liability (Note 5).............                                           $(53,517)       (53,517)
                                   -------     ----------   -----------     --------    ------------
Balances at February 3, 1996.....    8,271     $  82,710    $ 3,305,443     $(53,517)   $ 3,334,636
                                   =======     ==========   ===========     ========    ============

                           See accompanying notes.

                                  UHLMANS INC.

                           STATEMENTS OF CASH FLOWS

                                                                                            Period from
                                                                                             February 1,
                                                                                            1995 through
                                                                Year ended January 31,       February 3,
                                                                 1994           1995           1996
                                                             ------------   ------------   ------------
Operating activities
 Net income ................................................ $ 1,093,784    $ 1,212,421    $  602,587
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation ............................................     876,037        844,625       896,177
   Provision for bad debts .................................     143,996        135,647       131,678
   Amortization of deferred credit .........................     (13,000)       (13,000)       (5,133)
   Changes in operating assets and liabilities:
    Trade accounts receivable ..............................    (462,008)        75,559       369,722
    Merchandise inventories ................................    (503,840)      (717,111)     (373,768)
    Prepaid expenses and other assets ......................     (30,822)        43,116        51,881
    Trade accounts payable and accrued expenses ............     529,784        669,810      (258,588)
    Pension obligations ....................................     (51,320)        34,602      (108,138)
    Obligations under deferred compensation
       arrangements ........................................       4,629        (30,659)      (48,112)
    Cash value of life insurance ...........................      65,413        (10,557)      (12,386)
      Net cash provided by operating activities ............   1,652,653      2,244,453     1,245,920

Net cash used in investing activities--purchase of
   leasehold improvements and equipment ....................    (762,617)      (860,912)     (659,332)

Financing activities
 Borrowings on notes payable ...............................   2,750,000           --            --
 Payments on notes payable .................................    (617,158)      (860,692)     (960,691)
 Distributions to stockholders .............................    (360,394)      (514,041)     (602,624)
 Purchase of common stock ..................................  (2,500,000)          --            --
 Net borrowings on revolving line of credit ................        --             --         900,000
                                                             -----------    -----------    ----------
    Net cash used in financing activities ..................    (727,552)    (1,374,733)     (663,315)
                                                             -----------    -----------    ----------
 Increase (decrease) in cash ...............................     162,484          8,808       (76,727)
 Cash at beginning of year .................................     753,258        915,742       924,550
                                                             -----------    -----------    ----------
 Cash at end of year ....................................... $   915,742    $   924,550    $  847,823
                                                             ===========    ===========    ==========

                           See accompanying notes.

                                  UHLMANS INC.
                        NOTES TO FINANCIAL STATEMENTS
                               February 3, 1996

(1) SIGNIFICANT ACCOUNT POLICIES

Basis of Presentation

   In fiscal 1996, the Company changed its fiscal year-end to a fifty-two/fifty-three week year which ends on the Saturday closest to January 31.

Description of Business

   Uhlmans Inc. (the Company--formerly Fred W. Uhlman and Co.) operates 34 family apparel stores in Ohio, Michigan and Indiana.

Management Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Accounts Receivable

   Retail customer accounts receivable are charged-off in full if no payment has been applied against the unpaid balance of the customer's account during the last seven months of the fiscal year and no action has been taken by the customer to repay the account. The allowance for doubtful accounts is based on historical bad debt experience and an evaluation of the past-due status of the accounts. The credit risk associated with the Company's accounts receivable is limited by the large number of customers in the Company's customer base. Substantially all of the Company's customers reside in Ohio, Indiana and Michigan.

Advertising

   The Company expenses the production costs of advertising as incurred. Advertising expense for fiscal 1994, 1995 and 1996 was approximately $1,695,000, $1,650,000 and $1,700,000, respectively. No advertising costs have been capitalized by the Company.

Merchandise Inventories

   Merchandise inventories are valued by use of the retail method and are stated at the lower of cost or market using the first-in, first-out method.

Leasehold Improvements and Equipment

   Leasehold improvements and equipment (including significant renewals and betterments) are capitalized at cost. The Company provides for depreciation and amortization by the straight-line method for financial-reporting purposes and by accelerated methods for income-tax purposes. Leasehold improvements are amortized over 10 years which approximates the lease terms. Equipment is depreciated over its useful life (generally 5 to 10 years).

Income Taxes

   Under an election privilege afforded by provisions of the Internal Revenue Code, the Company has elected Subchapter S status for federal income tax reporting. Accordingly, no provision has been made for federal income taxes as the income of the Company is included in the stockholders' personal income tax returns.

Financial Instruments

   The Company records all financial instruments at cost. The fair value of all financial instruments approximates cost.

                                  UHLMANS INC.
                  NOTES TO FINANCIAL STATEMENTS (Continued)

(1) SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Assets

   The Company has not elected early adoption of Statement of Financial Accounting Standard No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 becomes effective beginning with the Company's first quarter of fiscal 1997. The Company does not believe that the adoption of SFAS 121 will have a material effect on the Company's financial position or results of operations.

(2) NOTES PAYABLE

   The Company's lending agreement with banks (the agreement) provides for an unsecured term note of $5,000,000 and an unsecured $12,000,000 revolving line of credit (the revolver) (increasing to $14,500,000 during the period from September 15 to December 15), and expires June 1, 1997.

   Interest on the term note is at a base rate (8-1/4% at February 3, 1996) fluctuating with prime plus 1/4%--2-1/2% dependent on the Company's financial position. Interest on the revolver is at a base rate (6-3/4% at February 3, 1996) fluctuating with LIBOR plus 1-1/2%--3% dependent on the Company's financial position. A commitment fee of 1/2% per annum is due on the unused portion of the revolver.

   The agreement requires the Company to maintain certain financial ratios and net worth requirements. The agreement also limits annual stockholder distributions to $40,000 plus an amount equivalent to income taxes that would otherwise be payable. Provisions of the agreement were complied with during fiscal 1994, 1995 and 1996.

   Details of notes payable are as follows:

                                                                     January 31,     February 3,
                                                                       1995             1996
                                                                   -------------   ---------------
Revolving line of credit with banks .............................   $ 9,500,000     $10,400,000
Term note payable to banks, due in semiannual installments of
  $350,000 plus interest through January 1, 1999 ................     3,950,000       3,150,000
Subordinated notes payable to stockholders ($677,014 in 1995 and
  $597,366 in 1996) and to former stockholders, unsecured, due in semiannual installments of $70,685 plus interest at 12% through
  May 31, 1998 ..................................................     1,201,650       1,060,280
Other unsecured notes payable ...................................        86,946          67,625
                                                                    -----------     -----------
                                                                     14,738,596      14,677,905
Less current maturities .........................................       860,692         908,995
                                                                    -----------     -----------
Totals ..........................................................   $13,877,904     $13,768,910
                                                                    ===========     ===========

   The future maturities of long-term notes payable for fiscal years 1998 through 2000 are $11,241,371, $1,477,539 and $1,050,000, respectively.

   Interest paid in fiscal 1994, 1995 and 1996 amounted to $1,253,904, $1,463,607 and $1,617,645, respectively.

(3) COMMON STOCK

   On November 25, 1986, the Company entered into a Stock Redemption and Share Transfer Restriction Agreement (the Agreement) with certain stockholders of the Company and redeemed 34,100 shares of common stock for $2,584,098. On July 19, 1993, the Company redeemed 18,745 shares of common stock not owned by management for $3,913,706. The 1993 redemption was financed by an increase in the term note with the banks of $2,500,000 and unsecured subordinated notes payable in the amount of $1,413,706.

   The Company has the option in the event of termination of employment to purchase shares of the Company's common stock owned by the management group. The price per share is the book value per share. The Company also has the obligation to purchase the shares of the Company owned by the president of the Company in the event

                                  UHLMANS INC.
                  NOTES TO FINANCIAL STATEMENTS (Continued)

(3) COMMON STOCK (Continued)

of his death at 133% of book value per share at the end of the preceding fiscal year. The Company carries life insurance on the life of the president of the Company to fund the obligation.

(4) RENTAL EXPENSE

   The Company leases all facilities and certain equipment under noncancellable operating leases. Total rental expense amounted to $3,906,282, $3,747,293 and $3,667,703 (including contingent rental expense of $213,390 $261,696 and $230,738) for fiscal years 1994, 1995 and 1996, respectively, including $767,899, $775,999 and $746,979 applicable to leases with related parties for the same periods.

   Future minimum rental commitments under noncancellable operating leases with initial terms of more than one year are as follows:

 Fiscal years:
   1997 ...............................        $ 2,883,776
   1998 ...............................          2,475,548
   1999 ...............................          1,820,334
   2000 ...............................          1,474,366
   2001 ...............................            809,138
   2002 and thereafter ................          2,218,049
 Total ................................        $11,681,211

   Certain leases have provisions for additional contingent rentals based on percentages of sales and contain options to renew for additional terms ranging from one to twenty years.

(5) EMPLOYEE BENEFIT PLANS

   The Company has a defined-benefit pension plan (the "Plan") covering the majority of its employees. The benefits are primarily based on the employee's compensation. The Company's funding policy is to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus additional amounts as the Company may determine to be appropriate. Effective December 31, 1994, the Company curtailed all future benefit accruals of participants in the Plan that resulted in a gain of $39,244 which is included in the results of operations for the year ended January 31, 1995.

   The Company has recorded an additional minimum liability of $110,089 and $147,875 as of January 31, 1995 and February 3, 1996, respectively, which represent the amounts required to bring the Company's recorded pension asset equal to the excess of the accumulated benefit obligation over plan assets. Intangible assets (included in other assets) of $110,089 and $94,358 as of January 31, 1995 and February 3, 1996, respectively, were recorded to the extent of the unrecognized prior service costs and net transition obligation. The difference between the additional minimum liability and intangible asset as of February 3, 1996 was included as a reduction of shareholders' equity.

                                  UHLMANS INC.
                  NOTES TO FINANCIAL STATEMENTS (Continued)

(5) EMPLOYEE BENEFIT PLANS (Continued)

   The following table sets forth the funded status and amounts recognized in the Company's balance sheets for the Plan:

                                                                                          January 31,    February 3,
                                                                                              1995          1996
                                                                                          -----------    -----------
   Projected benefit obligation (substantially all vested) ............................   $ 1,547,517    $ 1,745,457
                                                                                          -----------    -----------
   Plan assets at fair value, primarily invested in common trust funds
     and U. S. Treasury and agency securities .........................................     1,407,071      1,675,363
                                                                                          -----------    -----------
   Projected benefit obligation in excess of plan assets ..............................      (140,446)       (70,094)
   Unrecognized prior service cost ....................................................       110,089         94,358
   Unrecognized net gain from past experience different from that
     assumed and effects of changes in assumptions ....................................        17,205         68,265
   Unrecognized net asset .............................................................       (17,205)       (14,748)
   Minimum liability ..................................................................      (110,089)      (147,875)
                                                                                          -----------    -----------
   Net pension liability ..............................................................   $  (140,446)   $   (70,094)
                                                                                          ===========    ===========
   The net pension liability is included in:
     Prepaid (accrued) expenses .......................................................   $   (30,357)   $    77,781
     Long-term liabilities ............................................................      (110,089)      (147,875)
                                                                                          -----------    -----------
                                                                                          $  (140,446)   $   (70,094)
                                                                                          ===========    ===========

   Net periodic pension cost includes the following components:

                                                                                    Period from
                                                                                     February 1,
                                                                                    1995 through
                                                         Year ended January 31,      February 3,
                                                            1994         1995          1996
                                                         ---------    ---------      ---------
   Interest cost on projected benefit obligation ....    $ 116,299    $ 125,095      $ 112,641
                                                         ---------    ---------      ---------
   Service cost--benefits earned during the period          88,483       92,630           --
   Return on plan assets (gain) loss ................      (24,522)      43,777       (241,959)
   Net amortization and deferral ....................      (80,331)    (141,640)       144,117
                                                         ---------    ---------      ---------
   Net periodic pension cost ........................    $  99,929    $ 119,862      $  14,799
                                                         =========    =========      =========

   Assumptions used in the actuarial determinations for the Plan are:

                                                               1994         1995          1996
                                                               -----        -----       -------
   Weighted average discount rate ........................     7.5%         7.5%          6.5%
   Expected long-term rate of return on plan assets ......     7.5%         7.5%          6.5%
   Rate of increase in future compensation levels ........     4.0%          --            --

   In fiscal 1996, the Company established a 401(k) profit sharing plan for the benefit of all qualifying employees. Employer matching contributions are made monthly based upon a percentage of qualified employees' contributions, and amounted to $52,000 in fiscal year 1996. No additional profit sharing contributions were made by the Company in fiscal year 1996.

                                  UHLMANS INC.
                  NOTES TO FINANCIAL STATEMENTS (Continued)

(6) OTHER POSTRETIREMENT BENEFIT PLAN

   The Company sponsors a defined benefit health care plan that provides postretirement medical benefits to a group of 17 retired employees. No additional employees are being added to the Plan. The Plan is contributory, with retiree contributions adjusted annually to cover any increased costs, and contains other cost-slimming features such as deductibles and coinsurance. The accounting for the Plan anticipates future cost-sharing changes. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

   In 1996, the Company adopted FASB Statement No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions" and elected to use the prospective recognition method for transition. The effect of adopting the new rules increased 1996 net periodic postretirement benefit cost by $2,400 and decreased 1996 net income by $2,400. Postretirement benefit cost for 1994 and 1995, which was recorded on a cash basis, has not been restated.

   The following table presents the Plan's funded status reconciled with amounts recognized in the Company's balance sheet at February 3, 1996:

   Accumulated postretirement benefit obligation for retirees ..........................   $ 100,000
   Plan assets at fair value ...........................................................        --
   Accumulated postretirement benefit obligation in excess of plan assets ..............     100,000
   Transition obligation ...............................................................     (94,600)
   Unrecognized net gain ...............................................................      (3,000)
                                                                                           ---------
                                                                                             (97,600)
                                                                                           ---------
   Accrued post retirement benefit liability  ..........................................   $   2,400
                                                                                           =========

   Net periodic postretirement benefit cost includes the following components:

   Interest cost .......................................................................   $   7,700
   Amortization of transition obligation over 11 years .................................       9,500
                                                                                           ---------
   Net periodic postretirement benefit cost ............................................   $  17,200
                                                                                           =========

   Medical trend rates are not applicable since the subsidy is not related to trend rates. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1996.

                               [Flip-Out Page]

                               [Flip-Out Page]

===============================================================================

 No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering covered by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                                -------------

                              TABLE OF CONTENTS

                                                                      Page
                                                                    --------
Prospectus Summary ..................................................    5
Risk Factors ........................................................   12
Use of Proceeds .....................................................   16
Dividend Policy .....................................................   16
Capitalization ......................................................   17
Dilution ............................................................   18
Selected Consolidated Historical Financial and
  Operating Data ....................................................   19
Unaudited Pro Forma Combined Financial Data .........................   22
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ........................................................   30
Business ............................................................   36
Management ..........................................................   44
Certain Relationship and Related Transactions .......................   54
Principal Stockholders ..............................................   55
Overallotment Option ................................................   56
Description of Certain Indebtedness .................................   57
Description of Capital Stock ........................................   58
Shares Eligible for Future Sale .....................................   61
Underwriting ........................................................   63
Legal Matters .......................................................   64
Experts .............................................................   64
Additional Information ..............................................   64
Index to Financial Statements .......................................  F-1

                                -------------

Until         , 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================
================================================================================

                                         Shares

                                     [LOGO]

                                  Common Stock

                                 ---------------
                                   PROSPECTUS
                                 ---------------

                          Donaldson, Lufkin & Jenrette
                             Securities Corporation

                            Bear, Stearns & Co. Inc.

                                 CS First Boston

                                           , 1996
                                -----------

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:

   SEC registration fee .........................................     $66,207
                                                                      -------
   NASD filing fee ..............................................      19,700
                                                                      -------
   Nasdaq National Market original listing fee ..................      25,000
                                                                      -------
   Blue sky fees and expenses (including attorneys' fees
     and expenses) ..................................... .........        *
   Printing and engraving expenses ..................... .........        *
   Transfer agent's fees and expenses .................. .........        *
   Accounting fees and expenses ........................ .........        *
   Legal fees and expenses ............................. .........        *
   Miscellaneous expenses .......................................         *
                                                                      -------
    Total .......................................................     $
                                                                      =======

- -------------
*To be filed
by amendment.

All amounts are estimated except for the SEC registration fee and the NASD filing fee.

Item 14. Indemnification of Directors and Officers.

   The Company is incorporated under the laws of the State of Delaware.
Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

   The Company's Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by
Section 145.

   In that regard, the Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Item 15. Recent Sales of Unregistered Securities.

                        DATE OF                               AGGREGATE OFFERING
      NAME                SALE        TITLE          SHARES         PRICE
- ----------------         -------    -----------      ------   -----------------
Dan Edmondson          06/16/93     Common Stock        500         $ 2,500.00
Linda Galayda          06/28/93     Common Stock      3,000         $15,000.00
Mark White             09/30/93     Common Stock      9,024         $19,401,60
Sandra Bornstein       01/28/94     Common Stock      6,050         $13,007.50
Eddy Osborne           02/22/94     Common Stock      9,024         $19,401.60
Pat Bowman             10/31/94     Common Stock      9,024         $19,401.60
Peter Realmuto         11/08.94     Common Stock      1,880         $   188.00
Tom Buttaccio          12/05/94     Common Stock      9,024         $19,401.60
Mark Hess              01/15/95     Common Stock        400         $    40.00
Kathy Bodin            02/20/95     Common Stock        400         $    40.00
Dan Singer             01/15/95     Common Stock        600         $    60.00
Harry Gray             02/20/95     Common Stock        300         $    30.00
Bob Mitchell           02/20/95     Common Stock        300         $    30.00
Jerry Forrest          01/26/95     Common Stock      9,024         $19,401.60
David Slaughter        01/28/95     Common Stock      9,024         $19,401.60
Joshua Bekenstein      04/07/95     Common Stock     10,000         $ 1,000.00
Jim Hanks              04/07/95     Common Stock        235         $   505.25
Bernard Fuchs          04/07/95     Common Stock     75,000         $ 7,500.00
Bernard Fuchs          04/07/95     Common Stock      9,400         $20,210.00
Elizabeth Winkler      04/10/95     Common Stock      9,000         $19,350.00
Joanne Swartz          04/15/95     Common Stock      5,120         $11,008.00
June Betz              05/17/95     Common Stock      1,750         $ 5,040.00
Doug Scarth            08/16/95     Common Stock      2,820         $   282.00
Tom Hill               11/06/95     Common Stock        200         $    20.00
Josh Bekenstein        12/27/95     Common Stock      5,000         $   500.00
Dan Singer             01/22/96     Common Stock        300         $    30.00
Bob Mitchell           01/23/96     Common Stock        150         $    15.00
Bob Hart               02/29/96     Common Stock        600         $    60.00
Bernard Fuchs          03/15/96     Common Stock    375,000         $ 3,750.00
Ron Sells              03/28/96     Common Stock      1,500         $   150.00
Dan Singer             04/17/96     Common Stock        200         $   430.00
Carl Tooker            05/01/96     Common Stock     80,000         $ 8,000.00
Carl Tooker            05/01/96     Common Stock     10,000         $21,500.00
Bernard Fuchs          06/05/96     Common Stock      9,400         $20,210.00
Joanne Turano          06/05/95     Common Stock        450         $    45.00

The Company relied upon Section 4(2) of the Securities Act of 1933 in connection with the foregoing sales of unregistered securities.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits:

EXHIBIT
NUMBER        DESCRIPTION
- ----------    ------------------------------------------------------------------
*3.1          Form of Underwriting Agreement.
**3.1         Certificate of Incorporation of Apparel Retailers, Inc.
               (Incorporated by Reference to Exhibit 3.1 of Registration No.
               33-68258 on Form S-4).
**3.2         By-Laws of Apparel Retailers, Inc. (Incorporated by Reference to
               Exhibit 3.2 of Registration No. 33-68258 on Form S-4).
**4.1         Form of Indenture between Apparel Retailers, Inc. and The First
               National Bank of Boston, as Trustee, relating to the 12 3/4%
               Senior Discount Debentures due 2005 of Apparel Retailers, Inc.
               (Incorporated by Reference to Exhibit 4.1 of Registration No.
               33-68258 on Form S-4).
**4.2         Form of Indenture among Specialty Retailers, Inc., The First
               National Bank of Boston, as Trustee, and Palais Royal, Inc., as
               Guarantor, relating to the 10% Senior Notes due 2000 of Specialty
               Retailers, Inc. (including form of note) (Incorporated by
               Reference to Exhibit 4.2 of Registration No. 33-68258 on Form
               S-4).
**4.3         Form of Indenture among Specialty Retailers, Inc., The First
               National Bank of Boston, as Trustee, and Palais Royal, Inc., as
               Guarantor, relating to the 11% Senior Subordinated Notes due 2003 of Specialty Retailers, Inc. (including form of note)
               (Incorporated by Reference to Exhibit 4.3 on Registration No.
               33-68258 on Form S-4).
**4.4         Form of Indenture between 3 Bealls Holding Corporation and
               Bankers Trust Company, as Trustee, relating to 3 Bealls Holding
               Corporation's 9% Subordinated Debentures due 2002 (Incorporated
               by Reference to Exhibit 4.2 of Registration No. 33-24571 on
               Form S-4) and First Supplemental Indenture dated August 2, 1993
               (Incorporated by Reference to Exhibit 4.4 of Registration No.
               33-68258 on Form S-4).
**4.5         Form of Indenture between 3 Bealls Holding Corporation and IBJ
               Schroder Bank and Trust Company, as Trustee, relating to 3
               Bealls Holding Corporation's 7% Junior Subordinated Debentures
               due 2002 (Incorporated by Reference to Exhibit 4.3 of
               Registration No. 33-24571 on Form S-4) and First Supplemental
               Indenture dated August 2, 1993 (Incorporated by Reference to
               Exhibit 4.5 of Registration No. 33-68258 on Form S-4).
**4.6         Indenture by and between Specialty Retailers, Inc. and The
               First National Bank of Boston, as Trustee, relating to the 11%
               Series C and Series D Senior Subordinated Notes due 2003 of
               Specialty Retailers, Inc. dated July 27, 1995 (including form of note), (Incorporated by Reference to Exhibit 4.1 on Form
               10-Q of Apparel Retailers, Inc., dated October 28, 1995).
**4.7         Form of Indenture among SRI Receivables Purchase Co., Inc.,
               Specialty Retailers, Inc., as Administrative Agent, and Bankers
               Trust Company, as Trustee and Collateral Agent, relating to the
               12.5% Trust Certificate-Backed Notes of SRI Receivables
               Purchase Co., Inc. (including form of note). (Incorporated by
               Reference to Exhibit 4.1 on Form 10-Q of Apparel Retailers,
               Inc., dated May 4, 1996).
**4.8         Amended and Restated Pooling and Servicing Agreement by and
               among SRI Receivables Purchase Co., Inc., Specialty Retailers,
               Inc. and Bankers Trust (Delaware) dated as of August 11, 1995
               (Incorporated by Reference to Exhibit 4.6 on Form 10-Q of
               Apparel Retailers, Inc., dated October 28, 1995).
**4.9         First Amendment to Amended and Restated Pooling and Servicing
               Agreement by and among SRI Receivables Purchase Co., Inc.,
               Specialty Retailers, Inc. and Bankers Trust (Delaware), dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.2 on
               Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).
**4.10        Amended and Restated Series 1993-1 Supplement among SRI
               Receivables Purchase Co., Inc., Specialty Retailers, Inc. and
               Bankers Trust (Delaware) dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.3 on Form 10-Q of Apparel Retailers,
               Inc., dated May 4, 1996).
**4.11        Amended and Restated Series 1993-2 Supplement among SRI
               Receivables Purchase Co., Inc., Specialty Retailers, Inc. and
               Bankers Trust (Delaware) dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.4 on Form 10-Q of Apparel Retailers,
               Inc., dated May 4, 1996).

                                     II-3

EXHIBIT
NUMBER        DESCRIPTION
- ----------    ------------------------------------------------------------------
**4.12        First Amendment to the Series 1993-2 Supplement and Revolving
               Certificate Purchase Agreement by and among Specialty
               Retailers, Inc., SRI Receivables Purchase Co., Inc., Bankers
               Trust (Delaware) as Trustee for the SRI Receivables Master
               Trust, the financial institutions parties thereto and National
               Westminster Bank Plc, New York branch dated as of August 11,
               1995 (Incorporated by Reference to Exhibit 4.5 on Form 10-Q of
               Apparel Retailers, Inc., dated as of May 4, 1996).
**4.13        Amended and Restated Series 1995-1 Supplement by and among SRI
               Receivables Purchase Co., Inc., Specialty Retailers, Inc. and
               Bankers Trust (Delaware) on behalf of the Series 1995- 1
               Certificateholders dated as of May 30, 1996 (Incorporated by
               Reference to Exhibit 4.6 on Form 10-Q of Apparel Retailers,
               Inc., dated May 4, 1996).
**4.14        Amended and Restated Receivables Purchase Agreement among SRI
               Receivables Purchase Co., Inc. and Originators dated as of May
               30, 1996 (Incorporated by Reference to Exhibit 4.7 on Form 10-Q
               of Apparel Retailers, Inc., dated May 4, 1996).
**4.15        Certificate Purchase Agreements between SRI Receivables Purchase
               Co., Inc. and the Purchasers of the Series 1993-1 Offered
               Certificates (Incorporated by Reference to Exhibit 4.10 of
               Registration No. 33-68258 on Form S-4).
**4.16        Revolving Certificate Purchase Agreement between SRI
               Receivables Purchase Co., Inc., the Facility Agent and the
               Revolving Purchasers with respect to the Class A-R Certificates
               (Incorporated by Reference to Exhibit 4.11 of Registration No.
               33-68258 on Form S-4).
**4.17        Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc. and the First National Bank of Boston,
               as agent for itself and other financial institutions dated
               January 29, 1994 (Incorporated by Reference to Exhibit A of
               Current Report on Form 8-K of Apparel Retailers, Inc. dated
               February 9, 1994).
**4.18        First Amendment dated July 14, 1994 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994
               (Incorporated by Reference to Exhibit 4.13 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).
**4.19        Second Amendment dated October 31, 1994 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994
               (Incorporated by Reference to Exhibit 4.14 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).
**4.20        Third Amendment dated January 5, 1995 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994
               (Incorporated by Reference to Exhibit 4.15 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).
**4.21        Fourth Amendment dated March 31, 1995 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994
               (Incorporated by Reference to Exhibit 4.16 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).
**4.22        Fifth Amendment dated July 7, 1995 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc., and the First National Bank of Boston, as agent for
               itself and other financial institutions dated as of January 28,
               1994 (Incorporated by Reference to Exhibit 4.2 on Form 10-Q of
               Apparel Retailers, Inc., dated October 28, 1995).
**4.23        Sixth Amendment dated July 27, 1995 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994
               (Incorporated by Reference to Exhibit 4.3 on Form 10-Q of
               Apparel Retailers, Inc., dated October 28, 1995).
**4.24        Seventh Amendment dated February 1, 1996 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc., and the First National Bank of Boston, as agent for
               itself and other financial institutions dated as of January 28,
               1994 (Incorporated by Reference to Exhibit 4.8 on Form 10-Q of
               Apparel Retailers, Inc., dated as of May 4, 1996).

                                     II-4

EXHIBIT
NUMBER        DESCRIPTION
- ----------    ------------------------------------------------------------------
**4.25        Eighth Amendment dated as of May 30, 1996 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc. and The First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994
               (Incorporated by Reference to Exhibit 4.9 on Form 10-Q of
               Apparel Retailers, Inc., dated May 4, 1996).
**4.26        Seasonal Revolving Credit Agreement by and among Specialty
               Retailers, Inc., Palais Royal, Inc. and the First National Bank
               of Boston, as agent for itself and other financial institutions dated March 31, 1995 (Incorporated by Reference to Exhibit 4.17
               on Form 10-K of Apparel Retailers, Inc. dated January 28, 1995).
**4.27        First Amendment dated July 7, 1995 to the seasonal Revolving
               Credit Agreement by and among Specialty Retailers, Inc., Palais
               Royal, Inc., and the First National Bank of Boston, as agent for itself and other financial institutions dated March 31,
               1995 (Incorporated by Reference to Exhibit 4.4 on Form 10-Q of
               Apparel Retailers, Inc., dated October 28, 1995).
**4.28        Second Amendment dated July 27, 1995 to the seasonal Revolving
               Credit Agreement by and among Specialty Retailers, Inc., Palais
               Royal, Inc., and the First National Bank of Boston, as agent for itself and other financial institutions dated March 31,
               1995 (Incorporated by Reference to Exhibit 4.5 on Form 10-Q of
               Apparel Retailers, Inc., dated October 28, 1995).
**4.29        Third Amendment dated February 1, 1996 to the seasonal
               Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc., and the First National Bank of
               Boston, as agent for itself and other financial institutions dated March 31, 1995 (Incorporated by Reference to Exhibit 4.10
               on Form 10-Q of Apparel Retailers, Inc., dated as of May 4,
               1996).
**4.30        Fourth Amendment dated as of May 30, 1996 to the seasonal
               Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc. and The First National Bank of Boston,
               as agent for itself and other financial institutions dated as of March 31, 1995 (Incorporated by Reference to Exhibit 4.11 on
               Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).
**4.31        Certificate Purchase Agreement among SRI Receivables Purchase
               Co., Inc., Specialty Retailers, Inc. and the Certificate
               Purchaser dated as of August 11, 1995 (Incorporated by
               Reference to Exhibit 4.9 on Form 10-Q of Apparel Retailers,
               Inc., dated October 28, 1995).
*5.1          Opinion of Kirkland and Ellis.
**10.1        Purchase Agreement dated July 22, 1993 by and among Apparel
               Retailers, Inc., Specialty Retailers, Inc., Donaldson, Lufkin &
               Jenrette Securities Corporation and Bear, Stearns & Co. Inc.
               relating to the sale of Apparel Retailers, Inc. 12 3/4% Senior
               Discount Debentures due 2005 (Incorporated by Reference to
               Exhibit 10.1 of Registration No. 33-68258 on Form S-4).
**10.2        Registration Rights Agreement dated August 2, 1993 by and among
               Apparel Retailers, Inc., Donaldson, Lufkin & Jenrette Securities
               Corporation and Bear, Stearns & Co. Inc. relating to the sale of
               Apparel Retailers, Inc. 12 3/4% Senior Discount Debentures due
               2005 (Incorporated by Reference to Exhibit 10.2 of Registration
               No. 33-68258 on Form S-4).
**10.3        Senior Management Agreement and Stock Option Agreement between
               Specialty Retailers, Inc., Bain Venture Capital, Citicorp
               Venture Capital, Ltd., and Bernard Fuchs, dated as of May 26,
               1989 (Incorporated by Reference to Exhibit 10.8 of Registration
               No. 33-27714 on Form S-1) and Amendment to Senior Management
               Agreement and Stock Option Agreement dated February 1, 1993
               (Incorporated by Reference to Exhibit 10.3 of Registration No.
               33-68258 on Form S-4).
**10.4        Equity Stock Purchase Agreement by and among Specialty
               Retailers, Inc., Tyler Capital Fund, L.P. Tyler Massachusetts,
               L.P., Tyler International, L.P.-I, Tyler International,
               L.P.-II, Bain Venture Capital, Citicorp Capital Investors,
               Ltd., Acadia Partners, L.P., Drexel Burnham Lambert
               Incorporated, and certain other Purchasers, dated as of
               December 28, 1988 (Incorporated by Reference to Exhibit 10.9 of
               Registration No. 33-27714 on Form S-1) and Amendments to Equity
               Stock Purchase Agreement dated September 21, 1992 and August 2,
               1993 (Incorporated by Reference to Exhibit 10.4 of Registration
               No. 33-68258 on Form S-4).

                                     II-5

EXHIBIT
NUMBER        DESCRIPTION
- ----------    ------------------------------------------------------------------
**10.5        Registration Agreement by and among Specialty Retailers, Inc.,
               Tyler Capital Fund, L.P. Tyler Massachusetts, L.P., Tyler
               International, L.P.-I, Tyler International, L.P.-II, Bain
               Venture Capital, Citicorp Capital Investors, Ltd., Acadia
               Partners, L.P., Drexel Burnham Lambert Incorporated, and
               certain other Purchasers, dated as of December 29, 1988
               (Incorporated by Reference to Exhibit 10.10 of Registration No.
               33-27714 on Form S-1) and Amendment to Registration Agreement
               dated August 2, 1993 (Incorporated by Reference to Exhibit 10.5
               of Registration No. 33-68258 on Form S-4).
**10.6        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of August 2, 1982 (Incorporated by Reference to Exhibit
               10.11 of Registration No. 33-27714 on Form S-1).
**10.7        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of March 15, 1979, as amended (Incorporated by
               Reference to Exhibit 10.12 of Registration No. 33-27714 on Form
               S-1).
**10.8        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of November 7, 1978, as amended (Incorporated by
               Reference to Exhibit 10.13 of Registration No. 33-27714 on Form
               S-1).
**10.9        Lease Agreement between PR Investments and Palais Royal, Inc., dated October 4, 1983, as amended (Incorporated by Reference to
               Exhibit 10.14 of Registration No. 33-27714 on Form S-1).
**10.10       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of December 21, 1983, as amended (Incorporated by
               Reference to Exhibit 10.15 of Registration No. 33-27714 on Form
               S-1).
**10.11       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of March 21, 1985, as amended (Incorporated by
               Reference to Exhibit 10.16 of Registration No. 33-27714 on Form
               S-1).
**10.12       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of November 22, 1985, as amended (Incorporated by
               Reference to Exhibit 10.17 of Registration No. 33-27714 on Form
               S-1).
**10.13       Apparel Retailers, Inc. Stock Option Plan (Incorporated by
               Reference to Exhibit 10.13 to Registration No. 33-68258 on Form
               S-4).
**10.14       Form of Stock Option Agreement between Apparel Retailers, Inc.
               and Executive to be named therein (Incorporated by Reference to
               Exhibit 10.14 to Registration No. 33-68258 on Form S-4).
**10.15       Form of Management Agreement by an among Specialty Retailers,
               Inc., the Bain Entities, Citicorp Venture Capital, Ltd. and
               Executive to be named therein (Incorporated by Reference to
               Exhibit 10.22 of Registration No. 33-32045 on Form S-1) and Form
               of First Amendment (Incorporated by Reference to Exhibit 10.15 to
               Registration No. 33-68258 on Form S-4).
**10.16       Professional Services Agreement between Specialty Retailers, Inc.
               and Bain Capital Partners (Incorporated by Reference to Exhibit
               10.21 of Registration No. 33-54504 on Form S-1).
**10.17       Employment Agreement between Specialty Retailers, Inc. and Carl
               E. Tooker dated June 9, 1993 (Incorporated by Reference to
               Exhibit 10.17 to Registration No. 33-68258 on Form S-4).
**10.18       Stock Option Agreement between Specialty Retailers, Inc. and Carl
               E. Tooker dated June 9, 1993 (Incorporated by Reference to
               Exhibit 10.18 to Registration No. 33-68258 on Form S-4).
**10.19       Purchase agreement dated September 2, 1994 by and among Palais
               Royal, Inc. and Beall-Ladymon Corporation relating to the sale of certain assets of Beall-Ladymon Corporation (Incorporated by
               Reference to Exhibit 10.1 on Form 10-Q of Apparel Retailers,
               Inc., dated July 30, 1994).
**10.20       Purchase Agreement dated July 20, 1995 by and among Specialty
               Retailers, Inc., Donaldson, Lufkin & Jenrette Securities
               Corporation, relating to the sale of the Company's 11% Series C
               Senior Subordinated Notes due 2003 (Incorporated by Reference
               to Exhibit 10.1 on Form 10-Q of Apparel Retailers, Inc., dated
               October 28, 1995).

                                     II-6

EXHIBIT
NUMBER        DESCRIPTION
- ----------    ------------------------------------------------------------------
**10.21       Registration Rights Agreement dated July 27, 1995 by and
               between Specialty Retailers, Inc. and Donaldson, Lufkin &
               Jenrette Securities Corporation, relating to the sale of the
               Company's 11% Series C Senior Subordinated Notes due 2003
               (Incorporated by Reference to Exhibit 10.2 on Form 10-Q of
               Apparel Retailers, Inc., dated October 28, 1995).
**10.22       Employment Agreement between Mark Shulman and Specialty
               Retailers, Inc., dated as of January 8, 1994 (Incorporated by
               Reference to Exhibit 10.1 on Form 10-Q of Apparel Retailers,
               Inc., dated April 29, 1995).
**10.23       Stock Option Agreement between Mark Shulman and Apparel
               Retailers, Inc., dated as of January 31, 1994 (Incorporated by
               Reference to Exhibit 10.2 on Form 10-Q of Apparel Retailers,
               Inc., dated April 29, 1995).
**10.24       Employment Agreement between James Marcum and Specialty
               Retailers, Inc., dated as of May 15, 1995 (Incorporated by
               Reference to Exhibit 10.3 on Form 10-Q of Apparel Retailers,
               Inc., dated April 29, 1995).
**10.25       Employment Agreement between Stephen Lovell and Specialty
               Retailers, Inc., dated as of May 19, 1995 (Incorporated by
               Reference to Exhibit 10.4 on Form 10-Q of Apparel Retailers,
               Inc., dated April 29, 1995).
**10.26       Agency Agreement between Specialty Retailers, Inc. and Palais
               Royal, Inc. dated January 29, 1995 (Incorporated by Reference to
               Exhibit 10.26 on Form 10-K of Apparel Retailers, Inc., dated
               February 3, 1996)
**10.27       Securities Purchase Agreement among Palais Royal, Inc. and certain selling stockholders of Uhlmans, Inc. dated May 9, 1996
               (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of Stage
               Stores, Inc., dated June 12, 1996.
***12.1       Statement Regarding Computation of Ratio of Earnings to Fixed
               Charges.
**21.1        List of Registrant's Subsidiaries (Incorporated by Reference to
               Exhibit 21.1 to Registration No. 33-68258 on Form S-4).
***23.1       Consent of Price Waterhouse LLP.
***23.2       Consent of Ernst & Young LLP.
*23.3         Consent of Kirkland & Ellis (included in opinion filed as Exhibit
               5.1).
***24.1       Powers of attorney (included in signature page included in this
               Part II).

- -------------
  * To be filed by amendment.
 ** Previously filed.
*** Filed herewith.

   (b) Financial Statement Schedules:

   Schedule III - Condensed Financial Information

   Schedule VIII - Consolidated Valuation Accounts

Item 17. Undertakings.

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

   In addition, the undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on June 26, 1996.


                         STAGE STORES, INC.

                         By: /s/ Carl Tooker
                             --------------------------------------------------
                         Name:  Carl Tooker
                         Title: President, Chief Executive Officer and Director


                                POWER OF ATTORNEY



   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on June 26, 1996, by the following persons in the capacities indicated with respect to Stage Stores, Inc.:


      Signature          Capacity
      ---------          --------

          *              Director and Chairman
- -----------------------
      Bernard Fuchs

  /s/ Carl Tooker        President, Chief Executive Officer and Director
- -----------------------  (Principal Executive Officer)
      Carl Tooker

          *              Executive Vice President and Chief Financial Officer
- -----------------------  (Principal Financial and Accounting Officer)
       James Marcum

          *              Director
- -----------------------
    Joshua Bekenstein

          *              Director
- -----------------------
        Adam Kirsch

- -----------------------
     Peter Mulvihill     Director

          *              Director
- -----------------------
       Lasker Meyer


* By /s/ Carl Tooker
- -----------------------
  Carl Tooker
  Attorney-in-Fact

                                                                  Schedule III

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                           Condensed Balance Sheet
            (in thousands, except par value and numbers of shares)

                                                                         January 28,     February 3,
                                                                            1995            1996
                                                                        -------------   -------------
                               Assets
Cash and cash equivalents .........................................      $    796        $      9
Intercompany advances .............................................         6,997           7,240
Debt issue costs, net of amortization .............................         4,588           4,163
Investment in subsidiary ..........................................        17,750          35,340
Deferred income taxes .............................................         5,640          10,042
                                                                         --------        --------
                                                                         $ 35,771        $ 56,794
                                                                         ========        ========

                Liabilities and Stockholders' Deficit
Accrued expenses ..................................................      $  7,294        $  6,369
Intercompany advances .............................................          --              --
Long-term debt ....................................................        96,748         109,817
                                                                         --------        --------
  Total liabilities ...............................................       104,042         116,186
                                                                         --------        --------

Preferred stock, par value $1.00, non-voting, 2,500 shares
  authorized, zero shares issued and outstanding ..................          --              --
Common Stock, par value $0.01, 15,000,000 shares authorized,
  11,381,141 and 11,470,902 shares issued and outstanding,
  respectively ....................................................           113             115
Class B common stock, non-voting, par value $0.01, 1,500,000 shares
  authorized, 1,468,750 shares issued and outstanding .............            15              15
Additional paid-in capital ........................................         3,565           3,793
Accumulated deficit ...............................................       (71,964)        (63,315)
                                                                         --------        --------
  Stockholders' deficit ...........................................       (68,271)        (59,392)
                                                                         --------        --------
                                                                         $ 35,771        $ 56,794
                                                                         ========        ========

              The accompanying notes are an integral part of this
                        condensed financial information.

                                                                  Schedule III

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
          Condensed Statement of Operations and Accumulated Deficit
                                (in thousands)

                                          For the Period from        Fiscal Year
                                           August 2, 1993 to    --------------------
                                            January 29, 1994      1994        1995
                                           ---------------      --------   ---------
Interest income .............................   $     18        $     30    $     18
Interest expense ............................     (5,471)        (11,954)    (13,511)
                                                --------        --------    --------

Loss before income tax and equity in earnings
  of subsidiary .............................     (5,453)        (11,924)    (13,493)
Income tax benefit ..........................      1,761           4,022       4,550
                                                --------        --------    --------
Loss before equity in earnings of subsidiary      (3,692)         (7,902)     (8,943)
Equity in earnings of subsidiary ............        910          14,224      19,673
                                                --------        --------    --------
Net income (loss) ...........................     (2,782)          6,322      10,730

Accumulated deficit:
 Beginning of period ........................       --           (78,154)    (71,964)
 Dividends on common stock ..................    (74,804)           --          --
 Adjustment for minimum pension liability ...       (568)           (132)     (2,081)
                                                --------        --------    --------
 End of period ..............................   $(78,154)       $(71,964)   $(63,315)
                                                ========        ========    ========

              The accompanying notes are an integral part of this
                        condensed financial information.

                                                                  Schedule III

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                      Condensed Statement of Cash Flows
                                (in thousands)

                                                                          For the Period from       Fiscal Year
                                                                         August 2, 1993  to     --------------------
                                                                           January 29, 1994       1994        1995
                                                                           ----------------     --------    --------
Cash Flows from Operating Activities:
 Net income (loss) ..........................................................  $ (2,782)        $  6,322    $ 10,730
                                                                               --------         --------    --------
 Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Accretion of discount .....................................................     5,233           11,515      13,070
  Amortization of debt issue costs ..........................................       207              437         438
  Deferred federal income tax ...............................................    (1,761)          (3,879)     (4,402)
  Equity in earnings of subsidiary ..........................................      (910)         (14,224)    (19,673)
  Changes in operating assets and liabilities:
   Increase (decrease) in accrued liabilities ...............................        31            7,116        (641)
   Intercompany advances ....................................................      --             (7,382)       (243)
                                                                               --------         --------    --------
    Total adjustments .......................................................     2,800           (6,417)    (11,451)
                                                                               --------         --------    --------
   Net cash provided by (used in) operating
     activities .............................................................        18              (95)       (721)
                                                                               --------         --------    --------

Cash Flows from Financing Activities:
 Proceeds from:
  Long-term debt ............................................................    80,000             --          --
  Common stock ..............................................................        33               97          68
 Redemption of Common stock .................................................      --               --          (122)
 Additions to debt issue cost ...............................................    (4,453)            --           (12)
 Dividends paid .............................................................   (74,804)            --          --
                                                                               --------         --------    --------
  Net cash provided by (used in) financing activities .......................       776               97         (66)
                                                                               --------         --------    --------

 Net increase (decrease) in cash ............................................       794                2        (787)
 Cash and cash equivalents:
  Beginning of period .......................................................      --                794         796
                                                                               --------         --------    --------
  End of period .............................................................  $    794         $    796    $      9
                                                                               ========         ========    ========

Supplemental Schedule of Noncash Investing and
  Financing Activities:
 Debt issue costs accrued for by the Company or paid
  by subsidiary .............................................................  $    779         $   --      $   --
                                                                               ========         ========    ========

              The accompanying notes are an integral part of this
                        condensed financial information.

                               Stage Stores, Inc.
                        (formerly Apparel Retailer, Inc.)
                    Notes To Condensed Financial Information

NOTE 1--BASIS OF PRESENTATION:

   The accompanying condensed financial statements present the financial position and results of operations of Stage Stores, Inc. (the "Company") on a separate company basis. The condensed financial statements of the Company have been prepared in accordance with Rule 10-01 of Regulation S-X and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. The Company's investment in its wholly-owned subsidiary is accounted for using the equity method.

   The Company's fiscal year ends on the Saturday nearest to January 31 in the following calendar year. For example, references to "1995" mean the fiscal year ended February 3, 1996.

NOTE 2--HOLDING COMPANY FORMATION:

   The Company was incorporated under the laws of Delaware on June 17, 1993 at the direction of the shareholders of Specialty Retailers, Inc. ("SRI"). On August 2, 1993, the Company acquired all of the common stock of SRI and the existing stockholders of SRI acquired all of the common stock of the Company. The Company has no operations of its own and its primary asset is the common stock of the SRI.

NOTE 3--INCOME TAXES:

   The Company files a consolidated federal income tax return with its subsidiaries. The Company's recorded tax benefit represents the impact of its tax assets and liabilities on the consolidated group.

                                                                 Schedule VIII

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                       Consolidated Valuation Accounts
                                (in thousands)

                                                             Additions
                                     Balance at    ----------------------------
                                      beginning     Charged to      Charged to
                                         of            costs           other                    Balance at end
                                        year       and expenses      accounts     Deductions        of year
                                      ----------   ------------    ------------   ----------   --------------
     Description
- ---------------------
Allowance for Doubtful Accounts: (1)
 Fiscal Year:
  1993 ...................              $7,855       $6,590          $  --        $12,501(2)       $1,944
                                        ======      =======          =====        =======          ======
  1994  ..................              $1,944       $3,176          $ 486(3)     $ 2,374          $3,232
                                        ======      =======          =====        =======          ======
  1995  ..................              $3,232       $4,905          $  --        $ 5,377          $2,760
                                        ======      =======          =====        =======          ======

Reserve for Shrinkage:
 Fiscal Year:
  1993  ..................              $  160       $4,042          $  --        $ 4,004          $  198
                                        ======      =======          =====        =======          ======
  1994  ..................              $  198       $4,459             --        $ 4,459          $  198
                                        ======      =======          =====        =======          ======
  1995  ..................              $  198       $8,967          $  --        $ 8,808          $  357
                                        ======      =======          =====        =======          ======

(1) Includes reserve for uncollectible service charge and late fee income.

(2) Includes $6.1 million which has been reclassified to accrued liabilities as a result of the implementation of the Accounts Receivable Program.

(3) This represents the initial allowance for doubtful accounts associated with the accounts receivable purchased in an acquisition.

EXHIBIT INDEX

   The following documents are the exhibits to this Registration Statement on Form S-1. For convenient reference, each exhibit is listed according to the Exhibit Table of Regulation S-K.

                                                                                      SEQUENTIAL
EXHIBIT                                                                                  PAGE
NUMBER                                     EXHIBIT                                     NUMBERS
- -------                                   ---------                                   ----------
*3.1          Form of Underwriting Agreement.                                             --
**3.1         Certificate of Incorporation of Apparel Retailers, Inc.
               (Incorporated by Reference to Exhibit 3.1 of Registration No.
               33-68258 on Form S-4).                                                     --
**3.2         By-Laws of Apparel Retailers, Inc. (Incorporated by Reference to
               Exhibit 3.2 of Registration No. 33-68258 on Form S-4).                     --
**4.1         Form of Indenture between Apparel Retailers, Inc. and The First
               National Bank of Boston, as Trustee, relating to the 12 3/4%
               Senior Discount Debentures due 2005 of Apparel Retailers, Inc.
               (Incorporated by Reference to Exhibit 4.1 of Registration No.
               33-68258 on Form S-4).                                                     --
**4.2         Form of Indenture among Specialty Retailers, Inc., The First
               National Bank of Boston, as Trustee, and Palais Royal, Inc., as
               Guarantor, relating to the 10% Senior Notes due 2000 of Specialty
               Retailers, Inc. (including form of note) (Incorporated by
               Reference to Exhibit 4.2 of Registration No. 33-68258 on Form
               S-4).                                                                      --
**4.3         Form of Indenture among Specialty Retailers, Inc., The First
               National Bank of Boston, as Trustee, and Palais Royal, Inc.,
               as Guarantor, relating to the 11% Senior Subordinated Notes due
               2003 of Specialty Retailers, Inc. (including form of note)
               (Incorporated by Reference to Exhibit 4.3 on Registration No.
               33-68258 on Form S-4).                                                     --
**4.4         Form of Indenture between 3 Bealls Holding Corporation and
               Bankers Trust Company, as Trustee, relating to 3 Bealls
               Holding Corporation's 9% Subordinated Debentures due 2002
               (Incorporated by Reference to Exhibit 4.2 of Registration No.
               33-24571 on Form S-4) and First Supplemental Indenture dated
               August 2, 1993 (Incorporated by Reference to Exhibit 4.4 of
               Registration No. 33-68258 on Form S-4).                                    --
**4.5         Form of Indenture between 3 Bealls Holding Corporation and IBJ
               Schroder Bank and Trust Company, as Trustee, relating to 3
               Bealls Holding Corporation's 7% Junior Subordinated Debentures
               due 2002 (Incorporated by Reference to Exhibit 4.3 of
               Registration No. 33-24571 on Form S-4) and First Supplemental
               Indenture dated August 2, 1993 (Incorporated by Reference to
               Exhibit 4.5 of Registration No. 33-68258 on Form S-4).                     --
**4.6         Indenture by and between Specialty Retailers, Inc. and The
               First National Bank of Boston, as Trustee, relating to the
               11% Series C and Series D Senior Subordinated Notes due 2003 of
               Specialty Retailers, Inc. dated July 27, 1995 (including form of note), (Incorporated by Reference to Exhibit 4.1 on Form
               10-Q of Apparel Retailers, Inc., dated October 28, 1995).                  --
**4.7         Form of Indenture among SRI Receivables Purchase Co., Inc.,
               Specialty Retailers, Inc., as Administrative Agent, and
               Bankers Trust Company, as Trustee and Collateral Agent,
               relating to the 12.5% Trust Certificate-Backed Notes of SRI
               Receivables Purchase Co., Inc. (including form of note).
               (Incorporated by Reference to Exhibit 4.1 on Form 10-Q of
               Apparel Retailers, Inc., dated May 4, 1996).                               --
**4.8         Amended and Restated Pooling and Servicing Agreement by and
               among SRI Receivables Purchase Co., Inc., Specialty
               Retailers, Inc. and Bankers Trust (Delaware) dated as of August
               11, 1995 (Incorporated by Reference to Exhibit 4.6 on Form 10-Q
               of Apparel Retailers, Inc., dated October 28, 1995).                       --


                                                                                      SEQUENTIAL
EXHIBIT                                                                                  PAGE
NUMBER                                     EXHIBIT                                     NUMBERS
- -------                                   ---------                                   ----------
**4.9         First Amendment to Amended and Restated Pooling and Servicing
               Agreement by and among SRI Receivables Purchase Co., Inc.,
               Specialty Retailers, Inc. and Bankers Trust (Delaware), dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.2 on Form
               10-Q of Apparel Retailers, Inc., dated May 4, 1996).                       --
**4.10        Amended and Restated Series 1993-1 Supplement among SRI
               Receivables Purchase Co., Inc., Specialty Retailers, Inc. and
               Bankers Trust (Delaware) dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.3 on Form 10-Q of Apparel Retailers,
               Inc., dated May 4, 1996).                                                  --
**4.11        Amended and Restated Series 1993-2 Supplement among SRI
               Receivables Purchase Co., Inc., Specialty Retailers, Inc. and
               Bankers Trust (Delaware) dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.4 on Form 10-Q of Apparel Retailers,
               Inc., dated May 4, 1996).                                                  --
**4.12        First Amendment to the Series 1993-2 Supplement and Revolving
               Certificate Purchase Agreement by and among Specialty Retailers,
               Inc., SRI Receivables Purchase Co., Inc., Bankers Trust
               (Delaware) as Trustee for the SRI Receivables Master Trust, the
               financial institutions parties thereto and National Westminster
               Bank Plc, New York branch dated as of August 11, 1995
               (Incorporated by Reference to Exhibit 4.5 on Form 10-Q of Apparel
               Retailers, Inc., dated as of May 4, 1996).                                 --
**4.13        Amended and Restated Series 1995-1 Supplement by and among SRI
               Receivables Purchase Co., Inc., Specialty Retailers, Inc. and
               Bankers Trust (Delaware) on behalf of the Series 1995- 1
               Certificateholders dated as of May 30, 1996 (Incorporated by
               Reference to Exhibit 4.6 on Form 10-Q of Apparel Retailers, Inc.,
               dated May 4, 1996).                                                        --
**4.14        Amended and Restated Receivables Purchase Agreement among SRI
               Receivables Purchase Co., Inc. and Originators dated as of May
               30, 1996 (Incorporated by Reference to Exhibit 4.7 on Form 10-Q
               of Apparel Retailers, Inc., dated May 4, 1996).                            --
**4.15        Certificate Purchase Agreements between SRI Receivables Purchase
               Co., Inc. and the Purchasers of the Series 1993-1 Offered
               Certificates (Incorporated by Reference to Exhibit 4.10 of
               Registration No. 33-68258 on Form S-4).                                    --
**4.16        Revolving Certificate Purchase Agreement between SRI Receivables
               Purchase Co., Inc., the Facility Agent and the Revolving
               Purchasers with respect to the Class A-R Certificates
               (Incorporated by Reference to Exhibit 4.11 of Registration No.
               33-68258 on Form S-4).                                                     --
**4.17        Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc. and the First National Bank of Boston,
               as agent for itself and other financial institutions dated
               January 29, 1994 (Incorporated by Reference to Exhibit A of
               Current Report on Form 8-K of Apparel Retailers, Inc. dated
               February 9, 1994).                                                         --
**4.18        First Amendment dated July 14, 1994 to Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.13 on Form 10-K of Apparel Retailers,
               Inc. dated January 28, 1995).                                              --
**4.19        Second Amendment dated October 31, 1994 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais
               Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28,
               1994 (Incorporated by Reference to Exhibit 4.14 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).                           --


                                                                                      SEQUENTIAL
EXHIBIT                                                                                  PAGE
NUMBER                                     EXHIBIT                                     NUMBERS
- -------                                   ---------                                   ----------
**4.20        Third Amendment dated January 5, 1995 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994
               (Incorporated by Reference to Exhibit 4.15 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).                          --
**4.21        Fourth Amendment dated March 31, 1995 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais Royal,
               Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994
               (Incorporated by Reference to Exhibit 4.16 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).                          --
**4.22        Fifth Amendment dated July 7, 1995 to Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal, Inc., and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.2 on Form 10-Q of Apparel Retailers,
               Inc., dated October 28, 1995).                                            --
**4.23        Sixth Amendment dated July 27, 1995 to Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.3 on Form 10-Q of Apparel Retailers,
               Inc., dated October 28, 1995).                                            --
**4.24        Seventh Amendment dated February 1, 1996 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais
               Royal, Inc., and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January
               28, 1994 (Incorporated by Reference to Exhibit 4.8 on Form 10-Q
               of Apparel Retailers, Inc., dated as of May 4, 1996).                     --
**4.25        Eighth Amendment dated as of May 30, 1996 to Revolving Credit
               Agreement by and among Specialty Retailers, Inc., Palais
               Royal, Inc. and The First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28,
               1994 (Incorporated by Reference to Exhibit 4.9 on Form 10-Q of
               Apparel Retailers, Inc., dated May 4, 1996).                              --
**4.26        Seasonal Revolving Credit Agreement by and among Specialty
               Retailers, Inc., Palais Royal, Inc. and the First National
               Bank of Boston, as agent for itself and other financial
               institutions dated March 31, 1995 (Incorporated by Reference to
               Exhibit 4.17 on Form 10-K of Apparel Retailers, Inc. dated
               January 28, 1995).                                                        --
**4.27        First Amendment dated July 7, 1995 to the seasonal Revolving
               Credit Agreement by and among Specialty Retailers, Inc.,
               Palais Royal, Inc., and the First National Bank of Boston, as
               agent for itself and other financial institutions dated March
               31, 1995 (Incorporated by Reference to Exhibit 4.4 on Form 10-Q
               of Apparel Retailers, Inc., dated October 28, 1995).                      --
**4.28        Second Amendment dated July 27, 1995 to the seasonal Revolving
               Credit Agreement by and among Specialty Retailers, Inc.,
               Palais Royal, Inc., and the First National Bank of Boston, as
               agent for itself and other financial institutions dated March
               31, 1995 (Incorporated by Reference to Exhibit 4.5 on Form 10-Q
               of Apparel Retailers, Inc., dated October 28, 1995).                      --
**4.29        Third Amendment dated February 1, 1996 to the seasonal
               Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc., and the First National Bank of
               Boston, as agent for itself and other financial institutions dated March 31, 1995 (Incorporated by Reference to Exhibit 4.10
               on Form 10-Q of Apparel Retailers, Inc., dated as of May 4,
               1996).                                                                    --


                                                                                      SEQUENTIAL
EXHIBIT                                                                                  PAGE
NUMBER                                     EXHIBIT                                     NUMBERS
- -------                                   ---------                                   ----------
**4.30        Fourth Amendment dated as of May 30, 1996 to the seasonal
               Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc. and The First National Bank of Boston,
               as agent for itself and other financial institutions dated as of March 31, 1995 (Incorporated by Reference to Exhibit 4.11 on
               Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).                  --
**4.31        Certificate Purchase Agreement among SRI Receivables Purchase
               Co., Inc., Specialty Retailers, Inc. and the Certificate
               Purchaser dated as of August 11, 1995 (Incorporated by
               Reference to Exhibit 4.9 on Form 10-Q of Apparel Retailers,
               Inc., dated October 28, 1995).                                             --
*5.1          Opinion of Kirkland and Ellis.                                              --
**10.1        Purchase Agreement dated July 22, 1993 by and among Apparel
               Retailers, Inc., Specialty Retailers, Inc., Donaldson, Lufkin &
               Jenrette Securities Corporation and Bear, Stearns & Co. Inc.
               relating to the sale of Apparel Retailers, Inc. 12 3/4% Senior
               Discount Debentures due 2005 (Incorporated by Reference to
               Exhibit 10.1 of Registration No. 33-68258 on Form S-4).                    --
**10.2        Registration Rights Agreement dated August 2, 1993 by and among
               Apparel Retailers, Inc., Donaldson, Lufkin & Jenrette Securities
               Corporation and Bear, Stearns & Co. Inc. relating to the sale of
               Apparel Retailers, Inc. 12 3/4% Senior Discount Debentures due
               2005 (Incorporated by Reference to Exhibit 10.2 of Registration
               No. 33-68258 on Form S-4).                                                 --
**10.3        Senior Management Agreement and Stock Option Agreement between
               Specialty Retailers, Inc., Bain Venture Capital, Citicorp Venture
               Capital, Ltd., and Bernard Fuchs, dated as of May 26, 1989
               (Incorporated by Reference to Exhibit 10.8 of Registration No.
               33-27714 on Form S-1) and Amendment to Senior Management
               Agreement and Stock Option Agreement dated February 1, 1993
               (Incorporated by Reference to Exhibit 10.3 of Registration No.
               33-68258 on Form S-4).                                                     --
**10.4        Equity Stock Purchase Agreement by and among Specialty Retailers,
               Inc., Tyler Capital Fund, L.P. Tyler Massachusetts, L.P., Tyler
               International, L.P.-I, Tyler International, L.P.-II, Bain Venture
               Capital, Citicorp Capital Investors, Ltd., Acadia Partners, L.P.,
               Drexel Burnham Lambert Incorporated, and certain other
               Purchasers, dated as of December 28, 1988 (Incorporated by
               Reference to Exhibit 10.9 of Registration No. 33-27714 on Form
               S-1) and Amendments to Equity Stock Purchase Agreement dated
               September 21, 1992 and August 2, 1993 (Incorporated by Reference
               to Exhibit 10.4 of Registration No. 33-68258 on Form S-4).                 --
**10.5        Registration Agreement by and among Specialty Retailers, Inc.,
               Tyler Capital Fund, L.P. Tyler Massachusetts, L.P., Tyler
               International, L.P.-I, Tyler International, L.P.-II, Bain Venture
               Capital, Citicorp Capital Investors, Ltd., Acadia Partners, L.P.,
               Drexel Burnham Lambert Incorporated, and certain other
               Purchasers, dated as of December 29, 1988 (Incorporated by
               Reference to Exhibit 10.10 of Registration No. 33-27714 on Form
               S-1) and Amendment to Registration Agreement dated August 2, 1993
               (Incorporated by Reference to Exhibit 10.5 of Registration No.
               33-68258 on Form S-4).                                                     --
**10.6        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of August 2, 1982 (Incorporated by Reference to Exhibit
               10.11 of Registration No. 33-27714 on Form S-1).                           --
**10.7        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of March 15, 1979, as amended (Incorporated by Reference
               to Exhibit 10.12 of Registration No. 33-27714 on Form S-1).                --


                                                                                      SEQUENTIAL
EXHIBIT                                                                                  PAGE
NUMBER                                     EXHIBIT                                     NUMBERS
- -------                                   ---------                                   ----------
**10.8        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of November 7, 1978, as amended (Incorporated by
               Reference to Exhibit 10.13 of Registration No. 33-27714 on Form
               S-1).                                                                   --
**10.9        Lease Agreement between PR Investments and Palais Royal, Inc., dated October 4, 1983, as amended (Incorporated by Reference to
               Exhibit 10.14 of Registration No. 33-27714 on Form S-1).
**10.10       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of December 21, 1983, as amended (Incorporated by
               Reference to Exhibit 10.15 of Registration No. 33-27714 on Form
               S-1).                                                                   --
**10.11       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of March 21, 1985, as amended (Incorporated by Reference to Exhibit 10.16 of Registration No. 33-27714 on Form S-1).
**10.12       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of November 22, 1985, as amended (Incorporated by
               Reference to Exhibit 10.17 of Registration No. 33-27714 on Form
               S-1).                                                                   --
**10.13       Apparel Retailers, Inc. Stock Option Plan (Incorporated by
               Reference to Exhibit 10.13 to Registration No. 33-68258 on Form
               S-4).                                                                   --
**10.14       Form of Stock Option Agreement between Apparel Retailers, Inc.
               and Executive to be named therein (Incorporated by Reference to
               Exhibit 10.14 to Registration No. 33-68258 on Form S-4).                --
**10.15       Form of Management Agreement by an among Specialty Retailers,
               Inc., the Bain Entities, Citicorp Venture Capital, Ltd. and
               Executive to be named therein (Incorporated by Reference to
               Exhibit 10.22 of Registration No. 33-32045 on Form S-1) and Form
               of First Amendment (Incorporated by Reference to Exhibit 10.15 to
               Registration No. 33-68258 on Form S-4).                                 --
**10.16       Professional Services Agreement between Specialty Retailers, Inc.
               and Bain Capital Partners (Incorporated by Reference to Exhibit
               10.21 of Registration No. 33-54504 on Form S-1).                        --
**10.17       Employment Agreement between Specialty Retailers, Inc. and Carl
               E. Tooker dated June 9, 1993 (Incorporated by Reference to
               Exhibit 10.17 to Registration No. 33-68258 on Form S-4).                --
**10.18       Stock Option Agreement between Specialty Retailers, Inc. and Carl
               E. Tooker dated June 9, 1993 (Incorporated by Reference to
               Exhibit 10.18 to Registration No. 33-68258 on Form S-4).                --
**10.19       Purchase agreement dated September 2, 1994 by and among Palais
               Royal, Inc. and Beall-Ladymon Corporation relating to the
               sale of certain assets of Beall-Ladymon Corporation
               (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of
               Apparel Retailers, Inc., dated July 30, 1994).                          --
**10.20       Purchase Agreement dated July 20, 1995 by and among Specialty
               Retailers, Inc., Donaldson, Lufkin & Jenrette Securities
               Corporation, relating to the sale of the Company's 11% Series C
               Senior Subordinated Notes due 2003 (Incorporated by Reference
               to Exhibit 10.1 on Form 10-Q of Apparel Retailers, Inc., dated
               October 28, 1995).                                                      --
**10.21        Registration Rights Agreement dated July 27, 1995 by and
               between Specialty Retailers, Inc. and Donaldson, Lufkin &
               Jenrette Securities Corporation, relating to the sale of the
               Company's 11% Series C Senior Subordinated Notes due 2003
               (Incorporated by Reference to Exhibit 10.2 on Form 10-Q of
               Apparel Retailers, Inc., dated October 28, 1995).                       --
**10.22        Employment Agreement between Mark Shulman and Specialty
               Retailers, Inc., dated as of January 8, 1994 (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of Apparel Retailers,
               Inc., dated April 29, 1995).                                            --


                                                                                      SEQUENTIAL
EXHIBIT                                                                                  PAGE
NUMBER                                     EXHIBIT                                     NUMBERS
- -------                                   ---------                                   ----------
**10.23       Stock Option Agreement between Mark Shulman and Apparel
               Retailers, Inc., dated as of January 31, 1994 (Incorporated by Reference to Exhibit 10.2 on Form 10-Q of Apparel Retailers,
               Inc., dated April 29, 1995).                                               --
**10.24       Employment Agreement between James Marcum and Specialty
               Retailers, Inc., dated as of May 15, 1995 (Incorporated by
               Reference to Exhibit 10.3 on Form 10-Q of Apparel Retailers,
               Inc., dated April 29, 1995).                                               --
**10.25       Employment Agreement between Stephen Lovell and Specialty
               Retailers, Inc., dated as of May 19, 1995 (Incorporated by
               Reference to Exhibit 10.4 on Form 10-Q of Apparel Retailers,
               Inc., dated April 29, 1995).                                               --
**10.26       Agency Agreement between Specialty Retailers, Inc. and Palais
               Royal, Inc. dated January 29, 1995 (Incorporated by Reference to
               Exhibit 10.26 on Form 10-K of Apparel Retailers, Inc., dated
               February 3, 1996).                                                         --
**10.27       Securities Purchase Agreement among Palais Royal, Inc. and certain selling stockholders of Uhlmans, Inc. dated May 9, 1996
               (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of Stage
               Stores, Inc., dated June 12, 1996.                                         --
***12.1       Statement Regarding Computation of Ratio of Earnings to Fixed
               Charges                                                                    --
**21.1        List of Registrant's Subsidiaries (Incorporated by Reference to
               Exhibit 21.1 to Registration No. 33-68258 on Form S-4).                    --
***23.1       Consent of Price Waterhouse LLP.                                            --
***23.2       Consent of Ernst & Young LLP.                                               --
*23.3         Consent of Kirkland & Ellis (included in opinion filed as Exhibit
               5.1).                                                                      --
***24.1       Powers of attorney (included in signature page included in this
               Part II).                                                                  --

- -------------

  * To be filed by amendment.
 ** Previously filed.
*** Filed herewith.